UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

23 February, 2015

Commission File No. 001-32846

CRH public limited company

(Translation of registrant’s name into English)

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Index of Exhibits

Exhibit 1.1 - Shareholder circular (the “Circular”) in relation to the proposed acquisition of certain assets being disposed of by Lafarge S.A. and Holcim Ltd in advance of their intended merger (the “Acquisition”).

Exhibit 1.2 – Form of Proxy for use at the Extraordinary General Meeting

Exhibit 1.1

THIS CIRCULAR AND THE ACCOMPANYING FORM OF PROXY ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional financial adviser immediately (being, in the case of Shareholders in Ireland, an organisation or firm authorised or exempted under the Investment Intermediaries Act, 1995 of Ireland (as amended) or the European Communities (Markets in Financial Instruments) Regulations (Nos. 1 to 3) 2007 or, in the case of Shareholders in the United Kingdom, an adviser authorised pursuant to the Financial Services and Markets Act 2000, or from another appropriately authorised independent financial adviser if you are in a territory outside Ireland or the United Kingdom).

If you sell or have sold or otherwise transferred your entire holding of Ordinary Shares in CRH, please send this Circular, together with the accompanying Form of Proxy, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you sell or have sold or otherwise transferred only part of your holding of Ordinary Shares in CRH, you should retain this Circular and the accompanying Form of Proxy and immediately consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

CRH plc

(incorporated in Ireland with limited liability under the Companies Acts 1963 to 2013, registered number 12965)

Proposed acquisition of certain assets being disposed of by Lafarge S.A. and Holcim Ltd in advance of their intended merger

and

Notice of Extraordinary General Meeting

UBS Limited, which is authorised by the PRA and regulated by the PRA and the FCA in the United Kingdom, is acting exclusively for CRH as its financial adviser and sponsor and is not acting for anyone else in relation to the matters outlined in this Circular and will not be responsible to anyone other than CRH for providing the protections afforded to clients of UBS Limited nor for giving advice in relation to the matters outlined or any matter or arrangement referred to in this Circular. Apart from the responsibilities and liabilities, if any, which may be imposed on UBS Limited by FSMA or the regulatory regimes established thereunder, UBS Limited assumes no responsibility whatsoever and makes no representations or warranties, express or implied, in relation to the contents of this Circular, including its accuracy, completeness or verification or for any other statement made or purported to be made by CRH, or on CRH’s behalf, or by UBS Limited, or on UBS Limited’s behalf and nothing contained in this Circular is, or shall be, relied on as a promise or representation in this respect, whether as to the past or the future, in connection with CRH or the matters outlined in this Circular. UBS Limited accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise which it might otherwise be found to have in respect of this Circular or any such statement.

The Sellers each accept no responsibility whatsoever and make no representations or warranties, express or implied, in relation to the contents of this Circular, including its accuracy, completeness or verification or for any other statement made or purported to be made by CRH or on CRH’s behalf and nothing contained in this Circular is, or shall be, relied on as a promise or representation in this respect, whether as to the past or the future, in connection with CRH or the matters referred to in this Circular.

This Circular should be read as a whole. Your attention is drawn to the letter from the Chairman of CRH plc, which is set out on pages 1 to 12 of this Circular and which recommends that you vote in favour of the Resolution to be proposed at the Extraordinary General Meeting referred to below.

Notice of an Extraordinary General Meeting of CRH plc, to be held at 9.30 am on 19 March 2015 at the Clyde Court Hotel, Lansdowne Road, Dublin 4, Ireland is set out on pages 166 and 167 of this Circular. A Form of Proxy is enclosed for use by Shareholders in connection with the Extraordinary General Meeting. To be valid, Forms of Proxy, completed in accordance with the instructions printed thereon, must be received at the Company’s registrar, Capita Asset Services, Shareholder Solutions (Ireland), PO Box 7117, Dublin 2 (if delivered by post), or Capita Asset Services, Shareholder Solutions (Ireland), 2 Grand Canal Square, Dublin 2, Ireland (if delivered by hand) as soon as possible but in any event by no later than 9.30 am on 17 March 2015. Completion and return of the Form of Proxy will not preclude Shareholders from attending and voting at the Extraordinary General Meeting or any adjournment thereof should they wish to do so.

FORWARD-LOOKING STATEMENTS

This Circular contains or incorporates by reference certain “forward-looking statements” regarding the belief or current expectations of CRH, the Directors and other members of its senior management about CRH’s financial condition, results of operations and business and the transaction described in this Circular. Generally, but not always, words such as “may”, “could”, “should”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “assume”, “believe”, “plan”, “seek”, “continue”, “target”, “goal”, “would” or their negative variations or similar expressions identify forward-looking statements. Such forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of CRH and are difficult to predict, that may cause the actual results, performance, achievements or developments of the CRH Group or the industries in which it operates to differ materially from any future results, performance, achievements or developments expressed or implied from the forward-looking statements. A number of material factors could cause actual results to differ materially from those contemplated by the forward-looking statements – see the risk factors described in Part III (Risk Factors) for more information in this regard. In light of these risks, uncertainties and assumptions, the forward-looking events described in this Circular may not occur. Due to such uncertainties and risks, investors should not place undue reliance on such forward-looking statements, which speak only to belief or current expectations as at the date of this Circular.

Except as required by the Central Bank, the Irish Stock Exchange, the FCA, the London Stock Exchange, or applicable law, CRH does not have any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, further events or otherwise. Except as required by the Central Bank, the Irish Stock Exchange, the FCA, the London Stock Exchange, or applicable law, CRH expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in CRH’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, all references in this Circular to “€”, “euro” or “cent” are to the lawful currency of participating member states of the European Union. The financial information presented in this Circular has been rounded to the nearest whole number or the nearest decimal place. In addition, certain percentages presented in this Circular reflect calculations based upon underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

TIME

All references in this Circular to times are to Dublin, Ireland times, unless otherwise stated.

DEFINITIONS

Capitalised terms used in this Circular have the meaning ascribed to them in the section headed “Definitions” in this Circular.

i

ii

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Date of issue of this Circular	20 February 2015

Announcement of CRH results for the year ended 31 December 2014	26 February 2015

Latest time and date for receipt of Forms of Proxy from Shareholders	9.30 am on 17 March 2015

Extraordinary General Meeting	9.30 am on 19 March 2015

Note: These dates are given on the basis of the Directors’ current expectations and are subject to change. If any of the above times and/or dates change, the revised times and/or dates will be notified to Shareholders by announcement through a Regulatory Information Service of the London Stock Exchange and will be available on www.crh.com.

iii

PART I

LETTER FROM THE CHAIRMAN

CRH plc

(incorporated in Ireland with limited liability under the Companies Acts 1963 to 2013, registered number 12965)

Directors	Registered office
Nicholas Hartery* (Chairman)	42 Fitzwilliam Square
Albert Manifold (Chief Executive)	Dublin 2
Maeve Carton (Finance Director)	Ireland
Mark S. Towe (Chief Executive Officer, Oldcastle, Inc.)
Ernst J. Bartschi*
William P. Egan*
Utz-Hellmuth Felcht*
John W. Kennedy*
Patrick J. Kennedy*
Donald A. McGovern Jr.*
Heather Ann McSharry*
Daniel N. O’Connor*
Henderikus Th. E.M. Rottinghuis*

*	denotes Non-Executive Director

20 February 2015

To the holders of Ordinary Shares of CRH plc and, for information only, to the holders of Preference Shares.

Dear Shareholder,

Proposed acquisition of certain assets being disposed of by Lafarge S.A. and Holcim Ltd in advance of their intended merger and

Notice of Extraordinary General Meeting

1.	Introduction

On 7 April 2014, Lafarge and Holcim announced their intention to merge their businesses, such merger to be implemented by a tender offer by Holcim for the shares of Lafarge. In order to obtain the regulatory clearances necessary to complete the Merger, the Sellers agreed to divest certain of their businesses. The assets for sale pursuant to the Acquisition are held by newly incorporated or pre-existing subsidiaries of the Sellers, such subsidiaries being collectively referred to as the “NewCo Group.”

On 1 February 2015, CRH announced that it had entered into a Binding Offer Letter with Lafarge and Holcim, and the Philippines SPA with Lafarge Holdings (Philippines) Inc., Calumboyan Holdings, Inc., Round Royal Inc. and Southwestern Cement Ventures Inc., in which CRH has made a binding irrevocable offer to acquire the NewCo Group for an enterprise value of €6.5 billion.1

Due to the size of the NewCo Group in relation to the size of CRH, the Acquisition constitutes a Class 1 Transaction pursuant to the UKLA Listing Rules and is therefore both subject to and conditional upon the approval of Shareholders. An Extraordinary General Meeting is being convened for this purpose and will be held at 9.30 am on 19 March 2015 at the Clyde Court Hotel, Lansdowne Road, Dublin 4, Ireland. A Notice of Extraordinary General Meeting and the Resolution to be proposed and considered at the Extraordinary General Meeting is set out at the end of this Circular.

[1]	The enterprise value of €6.5 billion is based on exchange rates as at 30 January 2015. The cash consideration will be paid in a combination of euro, Sterling and Canadian Dollars.

The Board considers that the Acquisition is in the best interests of Shareholders as a whole and recommends that Shareholders vote in favour of the Resolution to be proposed at the Extraordinary General Meeting.

The purpose of this Circular is to: (i) explain the background to and reasons for the Acquisition; (ii) explain why the Board considers the Acquisition to be in the best interests of Shareholders as a whole; and (iii) convene an Extraordinary General Meeting to seek Shareholder approval for the Acquisition.

2.	Background to the Acquisition

Holcim is a global leader in the manufacture and distribution of cement and aggregates (crushed stone, gravel and sand), as well as other activities including ready-mix concrete, asphalt and associated services with operations in 70 countries. In 2013, Holcim generated approximately 65% of EBITDA from emerging markets, in particular Asia-Pacific and Latin America. Holcim produced 139mt of cement, 155mt of aggregates and 40 million m3 of ready-mix concrete in 2013.

Lafarge is a world leader in cement, aggregates, and concrete, with operations in 62 countries. Lafarge produced 137mt of cement, 193mt of aggregates and 31 million m3 of ready-mix concrete in 2013. Lafarge derives 21% of its sales (2013) from North America, 21% from Western Europe, and 58% from emerging markets (Middle East and Africa 27%, Asia 18%, Central and Eastern Europe 7%, Latin America 6%).

On 7 April 2014, Lafarge and Holcim announced their intention to merge their businesses. In order to obtain the regulatory clearances necessary to complete the Merger, the Sellers agreed to divest certain of their businesses which have been or will be transferred to or which were already held by members of the NewCo Group.

3.	Information on the NewCo Group

The NewCo Group comprises a global portfolio of assets in the buildings materials industry. It is highly complementary to CRH’s existing footprint providing a strong strategic fit and attractive geographical balance.

The NewCo Group is a global producer of cement, aggregates, ready-mix and related construction activities across four regional platforms in North America, Western Europe, Central and Eastern Europe and Emerging Markets. In 2013 the NewCo Group produced 23mt of cement, 79mt of aggregates, 8mt of asphalt and 10m m³ of ready-mix concrete. The NewCo Group is expected to generate 2014E* revenue of €5.1 billion and EBITDA of €752 million. Approximately two-thirds of the NewCo Group’s revenue is generated in the European region. Outside Europe, Canada is the largest country in terms of 2014E* revenue, generating €1.0 billion, with Brazil and the Philippines generating a further combined €0.6 billion.

The NewCo Group has market-leading positions and covers all segments of the building materials sector in developed, transition and emerging markets. It operates 24 integrated cement plants together with 10 grinding stations for a total capacity of approximately 36mt per annum. The NewCo Group has approximately 15,000 employees across 11 countries (Canada, the United States, the United Kingdom, Romania, Serbia, Slovakia, Hungary, Germany, France & La Réunion, Brazil and the Philippines). There are certain members of the NewCo Group which (i) have third party minority shareholders, (ii) are the subject of joint venture arrangements with third parties or (iii) are entities in which the Sellers have a non-controlling/minority shareholding.

The Acquisition includes the following assets:

•	Canada

All of Holcim’s assets in Canada, plus related US cement terminals and the Trident cement plant in Montana, United States.

•	Western Europe

All of Lafarge’s assets in the UK (following the acquisition by Lafarge of the remaining 50% of the Lafarge UK JV) except for the Cauldon cement plant and related assets and certain non-operational properties (or rights therein);

*	Information relating to the financial year ended 31 December 2014 is estimated and unaudited.

All of Lafarge’s assets in Germany; and

All of Holcim’s assets in France, except for the Altkirch plant and associated assets in the “Haut-Rhin” region, all of Lafarge’s assets in La Réunion (except its minority shareholding in Ciments de Bourbon) and Lafarge’s Saint Nazaire grinding station.

•	Central and Eastern Europe

Substantially all of Holcim’s assets in Slovakia, Serbia and Hungary; and

All of Lafarge’s assets in Romania.

•	Emerging Markets

The assets of Lafarge Republic, Inc., Luzon Continental Land Corporation and Lafarge Cement Services Philippines, Inc. in the Philippines including certain assets related to the Bulacan quarry, but excluding certain other assets (Lafarge Iligan, Inc., Lafarge Republic Aggregates, Inc., Lafarge Mindanao, Inc., and certain assets related to the STAR Terminal and the Pinagtulayan lands); and

Certain cement and related assets from Lafarge and Holcim’s Brazilian footprint.

The NewCo Group comprises a global portfolio of assets in the building materials industry, across four regional platforms, currently owned by either Lafarge or Holcim that have been identified in order to satisfy competition authorities reviewing the Merger. Given the fact that the businesses and assets which comprise the NewCo Group have been carved-out of both Lafarge and Holcim’s businesses and there is no common control of the entirety of the NewCo Group, there is no single set of consolidated accounts in existence for the NewCo Group. As such, the Sellers have compiled various sets of “Cluster Accounts” for the purposes of this Circular.

Financial information in respect of the NewCo Group is being clustered by the Sellers as follows:

•	European Cluster:

Lafarge’s assets in Germany and Romania (“Lafarge Europe”);

Holcim’s assets in France (with the exception of the Altkirch plant and associated assets in the Haut-Rhin region) and substantially all of Holcim’s assets in Slovakia, Serbia and Hungary (“Holcim Europe”)

Lafarge’s assets in the United Kingdom (following the acquisition by Lafarge of the remaining 50% of the Lafarge UK JV) (“Lafarge UK”)

•	Canadian / US Cluster:

Holcim’s assets in Canada, plus related US cement terminals and the Trident cement plant in Montana, United States (“Holcim Canada”)

•	Philippines Cluster:

The assets of Lafarge Republic, Inc., Luzon Continental Land Corporation and Lafarge Cement Services Philippines, Inc. in the Philippines, including certain assets related to the Bulacan quarry, but excluding certain other assets (Lafarge Iligan, Inc., Lafarge Republic Aggregates, Inc., Lafarge Mindanao, Inc., and certain assets related to the STAR Terminal and the Pinagtulayan lands) (“Lafarge Philippines”)

•	Brazilian Cluster:

Certain cement and related assets from Lafarge’s Brazilian footprint (“Lafarge Brazil”)

Certain cement and related assets from Holcim’s Brazilian footprint (“Holcim Brazil”)

•	Indian Ocean Cluster:

Lafarge’s assets in La Réunion (with the exception of its minority shareholding in Ciments de Bourbon) (“Lafarge La Réunion”)

With the exception of Lafarge UK, historical financial information on the NewCo Group is only available for the two years and nine months to 30 September 2014. The business of the Lafarge UK JV which will be acquired by CRH as part of the Acquisition is the Lafarge Tarmac business, excluding the Cauldon cement plant. The Lafarge UK JV was formed in January 2013 following a 50:50 joint venture between Lafarge UK Holdings Limited and Anglo American Finance (UK) Limited’s tarmac business. Given that the Lafarge UK JV was not in existence prior to January 2013, and that there is no audited track record for the business before that (because part of each business was carved out to form Hope Materials Limited, which is now owned by a separate company), audited financial statements for the Lafarge UK JV are not available prior to this date. Financial information for the Lafarge UK JV is only available for the period 7 January 2013 to 30 September 2014.

Furthermore, the historical financial information prepared for the purpose of this Circular omits certain disclosures that are required for a complete set of historical financial information. As such, the accountant’s reports for each set of Cluster Accounts, as required by UKLA Listing Rule 13.5.21R, are modified. Details of the omitted disclosures are set out in the historical financial information for each set of Cluster Accounts included in Section B to F of Part IV (Historical Financial Information) of this Circular. The Directors believe that the historical financial information, together with the other information provided in this Circular, including the location and description of the assets, the relevant production metrics and the strategic fit for CRH, is sufficient for Shareholders to make an informed assessment as to the appropriateness of the Acquisition for CRH. Accordingly, the Directors do not believe the modified accountant’s opinions to be significant to Shareholders. CRH has carried out significant due diligence on the assets being acquired, the findings of which form the basis for the Board’s recommendation that Shareholders vote in favour of the Acquisition.

The Sellers have advised CRH that the historical financial statements provided in Sections B to F of Part IV (Historical Financial Information) of this Circular, as explained above, is the totality of the historical financial statements available with regard to these clusters of the NewCo Group.

The following tables set out the summary financial information for each of the clusters:

	Nine Months ended 30 September 2014		Year ended 31 December 2013		Year ended 31 December 2012
	€m		€m		€m
Revenue
Lafarge Europe	278		339		394
Holcim Europe	629		850		867
Holcim Canada	692		1,049		1,130
Lafarge UK1	1,778		1,984		—
Lafarge Philippines	260		334		298
Lafarge Brazil[2]	102		144		163
Holcim Brazil[2]	56		83		103
Lafarge La Réunion[2]	50		62		63

Total revenue	3,845		4,845		3,018

Operating profit/(loss)
Lafarge Europe	26		32		63
Holcim Europe	37		53		47
Holcim Canada	64		105		164
Lafarge UK1	78		(66)		—
Lafarge Philippines	57		83		72
Lafarge Brazil[2]	n/a	[1]	n/a	[1]	n/a	[1]
Holcim Brazil[2]	n/a	[1]	n/a	[1]	n/a	[1]
Lafarge La Réunion[2]	n/a	[1]	n/a	[1]	n/a	[1]

Total operating profit	262		207		346

Profit/(loss) before taxes
Lafarge Europe	23		25		56
Holcim Europe	14		27		26
Holcim Canada	48		77		127
Lafarge UK1	78		(66)		—
Lafarge Philippines	53		82		72
Lafarge Brazil[2]	n/a	[1]	n/a	[1]	n/a	[1]
Holcim Brazil[2]	n/a	[1]	n/a	[1]	n/a	[1]
Lafarge La Réunion[2]	n/a	[1]	n/a	[1]	n/a	[1]

Total profit before taxes	216		145		281

	As at 30 September 2014		As at 31 December 2013	As at 31 December 2012
	€m		€m	€m
Total Assets
Lafarge Europe	851		850	980
Holcim Europe	1,598		1,623	1,580
Holcim Canada	1,258		1,080	1,229
Lafarge UK1	3,179		2,955	—
Lafarge Philippines	759		692	791
Lafarge Brazil[2]	n/a	[1]	72	89
Holcim Brazil[2]	n/a	[1]	79	79
Lafarge La Réunion[2]	46		41	47

Total Assets	7,691		7,392	4,795

The summary financial information in respect of Lafarge Europe, Holcim Europe, Holcim Canada, Lafarge UK and Lafarge Philippines set out above has been derived from the detailed historical financial information for each of the clusters set out in Sections B to F of Part IV (Historical Financial Information) on page 36 of this Circular. The financial information in respect of the period ending 30 September 2014 is unaudited. Non-Euro amounts have been converted to Euro at the exchange rates on page 35 of this Circular.

[1]

As set out on page 2, CRH is acquiring all of Lafarge’s assets in the UK, except for the Cauldon cement plant and related assets (the ‘Cauldon Business’). The estimated impact had the Cauldon Business been excluded from the above table of summary financial information is set out in Note 1.2 of the Historical Consolidated Financial Information relating to Lafarge UK in Section E of Part IV (Historical Financial Information).

[2]

The format, source and content of the financial information in respect of Lafarge Brazil, Holcim Brazil and Lafarge La Réunion differs to the format, source and content for the other clusters. Refer to the narrative presented on page 142 for further information.

The summary financial information in respect of Lafarge Brazil, Holcim Brazil and Lafarge La Réunion has been extracted from information provided by the Sellers, consisting of data derived from a number of sources including financial statements, accounting records, management information systems, plant data and other sources and is unaudited. Certain information is not available in respect of certain periods, as indicated in the foregoing table of summary financial information. Notwithstanding that the financial information for Lafarge Brazil, Holcim Brazil and Lafarge La Réunion is not considered to be material in the context of the acquisition as a whole, further financial information in respect of Lafarge Brazil, Holcim Brazil and Lafarge La Réunion is set out in Section G of Part IV (Historical Financial Information) on page 142. Shareholders’ attention is drawn to the risk factor “Reliance on third party information” set out on page 18.

The NewCo Group businesses have operated, and until the closing date of the Acquisition will continue to operate, in line with the customary practices of the relevant businesses of Lafarge or Holcim (as applicable) as regards sales, customers, suppliers, management, employees, working capital, maintenance and capital expenditure save as contemplated by the Global SPA or Philippines SPA (as applicable), including as required to implement the Local Reorganisation Conditions.

CRH has existing business activities in most of the regions contemplated pursuant to the Acquisition, and extensive experience in successfully integrating acquisitions into its footprint. Given the very limited overlap of our operations and our federal organisation structure, we would expect to incorporate the activities of the NewCo Group into our existing organisational structures in Europe, the Americas and Asia with the existing country level structures and management of the NewCo Group largely unchanged.

As a long term investor in the sector, CRH has a proud reputation as an employer of choice in the industry. As an international company, we recognise the differences in custom and practice regarding employee representation between countries. CRH intends to step into the shoes of Lafarge and Holcim in respect of existing collective agreements etc. at a country level. Further, in common with Lafarge and Holcim, CRH is committed to the highest international standards of employee safety and social and corporate responsibility. Accordingly, CRH expects a very smooth transition in the areas of safety, environmental management and employee relations.

4.	Reasons for and financial effect of the Acquisition

The NewCo Group represents core strategic parts of both Lafarge’s and Holcim’s global portfolios and represents some of the highest quality assets in the industry. The Board of CRH believes the Acquisition provides a compelling strategic fit for CRH for the following reasons:

•	The NewCo Group represents a geographically diversified portfolio of high quality assets with leading market positions and provides a strong strategic fit across four strong growth platforms.

•	The NewCo Group is highly complementary to CRH’s existing footprint and the NewCo Group integrates well with CRH’s existing network in North America, across Europe and in Asia:

•	NewCo Group’s assets in Canada and the US will significantly strengthen CRH’s number one market positions in heavy building materials in the North-Eastern United States.

•

In Western Europe, the NewCo Group’s assets are very complementary to CRH’s existing footprint in the region, adding positions of scale in leading European economies. They will substantially improve CRH’s existing cement network and link up with CRH’s significant downstream operations.

•

The Acquisition will make CRH the largest building materials company in Central and Eastern Europe with large infrastructure demands. It will allow CRH to build on its experience and track record of building large and successful businesses in the region (Poland and Ukraine) and to roll out its vertical integration model.

•

The Acquisition will double CRH’s exposure to emerging markets in a measured and balanced way. CRH will enter markets with attractive long term economic prospects offering significant growth as cement consumption increases, building on the experience gained from its existing footprint in India and China.

•

In all regions the addition of the NewCo Group provides new development opportunities and new platforms for future growth for CRH, allowing the Company to expand its bolt-on acquisition model in four new platforms and expanding its vertical integration model of downstream businesses.

•	The Acquisition is being executed at the right time for CRH and at an attractive valuation:

•	All-time-low cost of funds;

•	Heavyside sector earnings at cyclical low and industry margins at trough levels; and

•	Growth phase of global construction cycle.

•

The NewCo Group is expected to deliver attractive financial returns, with additional value expected from the Combined Group of approximately €90 million (net of incremental recurring costs) in annual synergies from cost savings and operational efficiency improvements on an ongoing basis with the programme expected to be implemented in the first 3 years of ownership. There are no material dis-synergies expected as a result of the Acquisition.

•	Cost savings and operational efficiency improvements will come from:

•	leveraging scale benefits and procurement efficiencies (approximately €60 million of the total expected synergies);

•	operational improvements and reduced costs (approximately €20 million of the total expected synergies); and

•	restructuring of support services (approximately €10 million of the total expected synergies).

•

CRH will launch procurement programmes in each country across the NewCo Group with target savings over the next 3 years and will establish integrated procurement programmes across the Combined Group leveraging the procurement systems and expertise of both CRH and the NewCo Group.

•

The combination of technical services will improve operational performance through implementation of CRH programmes, technology and processes across the NewCo Group and will generate reverse benefits to CRH’s existing operations with the benefits of scale and the NewCo Group’s technical expertise. The integration of the NewCo Group into existing CRH structures in place in North America, Europe and Asia will allow for rationalisation of administration and optimisation of manning levels.

•	The Acquisition creates further value for shareholders by providing the opportunity to re-allocate capital at attractive multiples in recovering regions.

•

The NewCo Group is expected to deliver highly attractive financial returns, with ROIC expected to be in line with CRH’s weighted average cost of capital in the first full year of ownership, with good organic earnings growth augmented by significant additional value from synergies, cost savings and operational efficiency improvements.

The estimated financial benefits set out above are contingent on the Acquisition and could not be achieved independently. Such estimated financial benefits reflect both the beneficial elements and relevant costs.

Assuming completion in mid-2015, the acquisition of the NewCo Group is expected to be c.25% accretive to underlying earnings and to generate a ROIC in line with CRH’s weighted average cost of capital in the first full year of ownership. Return on equity is expected to be in the high teens in 2016 and return on net assets in line with previous returns generated by CRH.

Balance sheet strength remains a key focus for the Group. 2014E pro forma net debt / EBITDA ratio is approximately 3.2 times, before taking account of any future disposals arising from the previously announced portfolio review by CRH in 2014.

The pro forma net debt to EBITDA ratio of approximately 3.2x has not been reported on. As referenced on page 4 of this Circular, the Sellers have advised that the historical financial statements provided in Sections B to F of Part IV (Historical Financial Information) of this Circular, is the totality of the historical financial statements available with regard to the clusters of the NewCo Group. No financial statements are available for the NewCo Group post 30 September 2014. It is therefore not possible to report on the 2014E EBITDA for the NewCo Group and therefore on the pro forma net debt to EBITDA ratio of approximately 3.2x.

The 2014E EBITDA for the NewCo Group is estimated and unaudited. The EBITDA estimate represents information provided by the Sellers as adjusted by CRH for some minor normalisation differences.

CRH believes that the statement referring to the 2014E pro forma net debt / EBITDA ratio of approximately 3.2x is not misleading.

CRH remains strongly committed to investment grade credit ratings. Following CRH’s announcement confirming discussions were taking place with Lafarge and Holcim and the announcement, on 2 February 2015, of the proposed Acquisition, the following actions have taken place:

1.	On 5 February 2015, Standard and Poor’s Ratings Services affirmed its ‘BBB+/A-2’ long and short term corporate credit ratings on CRH plc. The outlook remains stable.

2.	On 4 February 2015, Moody’s Investors Service affirmed CRH’s pre-announcement Baa2 rating with a stable outlook.

3.

On 28 January 2015, Fitch Ratings put CRH’s pre-announcement BBB/F2 ratings on Rating Watch Negative (changed from Negative Outlook) and on 5 February 2015, Fitch maintained CRH on Ratings Watch Negative.

As a result there has been no downgrade of CRH’s BBB+/Baa2/BBB ratings (respectively Standard and Poor’s/Moody’s/Fitch) since the announcement of the proposed Acquisition.

CRH has a strategy of active portfolio management which will continue post acquisition of the NewCo Group. CRH is exploring and will continue to explore options to involve partners for certain of the assets acquired to meet local regulatory requirements or CRH’s strategic objectives, though CRH has not entered into any such agreement concerning the assets of the NewCo Group as at the date of this Circular.

Due to the size of the NewCo Group in relation to the size of CRH, the Acquisition constitutes a Class 1 Transaction pursuant to the UKLA Listing Rules and is therefore both subject to and conditional upon the approval of Shareholders. An Extraordinary General Meeting is being convened for this purpose and will be held at 9.30 am on 19 March 2015 at the Clyde Court Hotel, Lansdowne Road, Dublin 4, Ireland. A Notice of Extraordinary General Meeting and of the Resolution to be proposed and considered at the Extraordinary General Meeting is set out on pages 166 and 167 of this Circular.

5.	Principal terms and conditions of the Acquisition

Key Terms

The CRH Group (through CRH International) has (i) made a binding irrevocable Offer to acquire the NewCo Group (excluding the Philippines Business) from Lafarge and Holcim, and (ii) entered into the Philippines SPA to acquire the Philippines Business from Lafarge Holdings (Philippines) Inc., Calumboyan Holdings, Inc., Round Royal Inc. and Southwestern Cement Ventures Inc., for an enterprise value of €6.5 billion.*

Lafarge and Holcim may elect to accept the Offer following the conclusion of their works council consultation process and have full discretion whether to do so. The Offer will remain open for acceptance until the earlier of (a) two weeks following the conclusion of the works council consultation process and (b) 31 August 2015. It is expected that the works council consultation will take in the region of two to three months. If the Sellers accept the Offer, CRH will have no ability to withdraw from the deal and the agreed form Global SPA will come into effect. Certain pre-closing covenants in the Global SPA apply as from the date of the Binding Offer Letter.

The Global SPA is conditional on:

•	Approval of the Acquisition by CRH’s shareholders at the EGM to be convened for that purpose;

•	Successful completion of the Merger; and

•	Completion of certain local reorganisations that need to take place before closing of the Global SPA.

The long stop date for the Global SPA is the earlier of (a) three months following completion of the Merger and (b) 31 December 2015 but in any case no earlier than 31 August 2015.

Break Fees

If the Acquisition is not approved by CRH’s shareholders at the EGM, a termination fee of approximately €158 million in total (equivalent to 1% of CRH’s market capitalisation immediately prior to the date of the Acquisition Announcement) will be payable by CRH to Lafarge and Holcim.

If the EGM is not held by 21 March 2015, Lafarge and Holcim may terminate the Binding Offer Letter in which circumstances they would also be entitled to a termination fee of approximately €158 million.

*	The enterprise value of €6.5 billion is based on exchange rates as at 30 January 2015. The cash consideration will be paid in a combination of euro, Sterling and Canadian Dollars.

An equivalent termination fee of approximately €158 million in aggregate will be payable by Lafarge and Holcim to the CRH Group in either of the following circumstances:

•	If Lafarge and Holcim do not accept the Offer; or

•	If the Merger does not proceed to successful completion.

Conditions

To proceed to closing of the Global SPA, the CRH Group requires:

•	anti-trust approval in Canada and in Serbia and from the EU Commission; and

•

the approval of the identity of CRH as purchaser of the NewCo Group by the Administrative Council for Economic Defence in Brazil, by the Canadian Competition Bureau, by the European Commission and by the Commission for the Protection of Competition in Serbia; and

•	certain other non-antitrust regulatory approvals in a number of jurisdictions.

The CRH Group has given “hell or high water” commitments to Lafarge and Holcim in the Global SPA in order to ensure it obtains all the required approvals to proceed to closing of the transaction. The Global SPA provides that, if, notwithstanding CRH’s commitments to take all steps and do all things necessary to obtain the required regulatory approvals, any approval is not obtained by the long stop date for the Global SPA, then:

•	the Global SPA will proceed to completion in all jurisdictions other than that in which a required regulatory approval has not been obtained; and

•

a divestiture trustee will be appointed in respect of the jurisdictions in which required regulatory approvals have not been obtained. The divestiture trustee’s mandate will be to sell the relevant business.

If the business proposed to be acquired pursuant to the Global SPA is sold by the divestiture trustee for less than the price allocated to it in the Global SPA, this loss will be for the account of the CRH Group. Likewise, any profit on disposal will also accrue to the CRH Group.

CRH has agreed to “hell or high water” commitments and to the fallback divestment provisions referred to above to give Lafarge and Holcim the necessary execution certainty they require in the context of the Merger.

CRH does not anticipate any significant obstacle to obtaining all required regulatory approvals to the Global SPA.

Other Terms

The CRH Group has agreed to acquire the NewCo Group on a cash-free, debt-free basis, with normalised levels of working capital. The Global SPA and the Philippines SPA contain customary provisions to reflect this basis of acquisition.

The Global SPA contains customary warranties from Lafarge and Holcim in favour of the CRH Group, including in particular in relation to title, financial information on the NewCo Group’s (excluding the Philippines Business) compliance with law, antitrust, environmental matters, litigation, tax and material contracts. The warranties will be subject to disclosure of the contents of a virtual data room and are subject to customary limitations, including as to time, de minimis and deductible amounts and caps on liability. Separately, the Global SPA contains a limited number of specific indemnities in favour of the CRH Group. These indemnities are also subject to customary limitations.

CRH has agreed in the Global SPA that, for a period of not less than one year from closing of the Global SPA, it will, in respect of the NewCo Group, maintain employee benefits on at least as favourable terms to the current terms, to not close a plant in that period, and not to engage in any collective redundancy programme or mass lay-off.

Where CRH disposes of any business within the NewCo Group within 18 months of closing of the Global SPA, it has agreed to share any profit on disposal equally with Lafarge and Holcim.

If the Offer is accepted by Lafarge and Holcim, then in those circumstances the Global Tax Deed would be delivered on Closing. The Global Tax Deed is intended to indemnify the CRH Group against any pre-closing tax liabilities of the NewCo Group (excluding the Philippines Business), subject to exclusions and limitations, as well as addressing the conduct of tax matters.

Pursuant to the terms of the Global SPA and the Philippines SPA, CRH and the Sellers will enter into transitional services arrangements and other transitional related arrangements in respect of the NewCo Group at the closing of the Acquisition.

Philippines Transaction

A separate Philippines SPA has been entered into in respect of the Philippines Business, the terms of which are consistent in all material respects with the terms of the Global SPA (save as described in Part II (Principal Terms and Conditions of the Acquisition) of this Circular).

Further details of the terms of the Global SPA and the Philippines SPA are set out in Part II (Principal Terms and Conditions of the Acquisition) of this Circular.

6.	Principal terms of the Financing

CRH proposes to finance the Acquisition through existing cash resources, new bank facilities and the proceeds of a Placing of 74,039,915 new Ordinary Shares which raised gross proceeds of approximately €1.6 billion, and represented approximately 9.99% of CRH’s issued ordinary share capital before the Placing. Closing of the Placing and admission of the new Ordinary Shares to the Official Lists and to trading on the main markets of the London Stock Exchange and Irish Stock Exchange took place on 5 February 2015 in accordance with the terms of the Placing Agreement, the terms of which are summarised in Part VI (Additional Information) of this Circular.

On 1 February 2015, CRH agreed a €6.5 billion senior unsecured bridge loan facility (the “Facilities”) with Bank of America Merrill Lynch International Limited, J.P. Morgan Limited and UBS Limited (as bookrunners and mandated lead arrangers), Bank of America Merrill Lynch International Limited (as agent) and Bank of America, N.A., JP Morgan Chase Bank, N.A., London Branch and UBS AG, London Branch (as lenders) to support its offer for the NewCo Group. Since the initial agreement the Facilities have been reduced by €1.6 billion to reflect the Placing proceeds and a further €2.0 billion to reflect other cash balances which are intended to fund the Acquisition. As a result the Facilities now consist of a €0.4 billion Tranche A with an original maturity date of 31 December 2015, a €1.5 billion Tranche B with an original maturity date of 30 June 2016, and a €1.0 billion Tranche C with a maturity date of 30 June 2018. The full €2.9 billion amount of the Facilities is available to be utilised to complete the debt-funded portion of the Acquisition.

CRH has the option to extend the maturity dates of the outstanding commitments of each of Tranche A and Tranche B twice, each time by a period of six months. The drawn amount of the Facilities shall bear interest at the rate of EURIBOR plus a margin, which is subject to certain step-ups according to a time and credit ratings based schedule. The undrawn amount of the Facilities shall, from one month after the date of the Facilities, incur a fee calculated as a portion (which is subject to step-ups over time) of the margin. All payments in respect of interest and fees payable by CRH to the finance parties under the Facilities will be made in euro. The Facilities can be repaid prior to maturity without any break cost (provided that such repayment takes place at the end of the interest period applicable to the relevant loan being prepaid).

Subject to certain carve-outs, the Facilities contain provisions requiring mandatory prepayment from disposal proceeds and the proceeds of capital markets transactions. The Facilities contain customary representations and undertakings in relation to the Acquisition. The terms and conditions are otherwise substantially similar to CRH’s existing €2.5 billion revolving credit facility dated 11 June 2014.

7.	Dividend policy of the Combined Group

CRH has a strong dividend track record, being one of the few companies within the sector to have maintained its dividend throughout the downturn. Following completion of the Acquisition, the dividend will remain a key focus for CRH. In this regard, while each dividend decision is made based on current trading and expectations regarding future performance, the Board anticipates that the Acquisition will result in significant earnings accretion and enhanced cash generation for the Combined Group.

8.	Management and employees

CRH attaches great importance to the skills and experience of the existing management and employees of the NewCo Group, who are expected to contribute to the success of the Combined Group.

9.	Current trading and prospects

On 11 November 2014, CRH issued an Interim Management Statement, which contained the following statement (extracted without material adjustment) on CRH’s current trading:

“Assuming normal weather patterns for the remainder of the year and a US dollar/euro exchange rate of 1.33* (2013: 1.3281), we expect EBITDA for the fourth quarter to be broadly similar to the strong performance in the final quarter of 2013. Against this backdrop, we reiterate our expectation for second-half EBITDA to be somewhat ahead of last year (H2 2013: €1.08 billion), resulting in expected full year EBITDA growth of c.10% in 2014 (2013: €1.475 billion).”

*	Average exchange rate based on year-to-date US$/euro rate of 1.3455 and a projected rate of 1.2493 to year-end.

Since that date, the CRH Group’s trading performance continues to be in line with the Board’s expectations and we expect EBITDA for the full year ended 31 December 2014 to be not less than €1.625 billion with full year revenues of €18.9 billion. We expect year-end net debt to be approximately €2.5 billion (2013: €3.0 billion), with a net debt/EBITDA ratio of approximately 1.5 times. CRH will publish its preliminary results for the year ended 31 December 2014 on 26 February 2015.

NewCo Group’s estimated outturn for the year ended 31 December 2014 was marginally ahead of initial expectations, reflecting a strong finish to the year in the UK, while the results in the Philippines and Brazil were slightly behind expectations. NewCo is expected to generate 2014E revenue of €5.1 billion and EBITDA of €752 million.2

10.	Risk factors

For a discussion of the risks and uncertainties which you should take into account when considering whether to vote in favour of the Resolution, please refer to Part III (Risk Factors) of this Circular.

11.	Shareholder Voting and EGM

The Acquisition is subject to the approval of Shareholders. Accordingly, an ordinary resolution will be proposed at the EGM for the purpose of seeking such approval.

Set out on pages 166 and 167 of this Circular is a notice convening an EGM, to be held at 9.30 am on 19 March 2015 at the Clyde Court Hotel, Lansdowne Road, Dublin 4, Ireland. This notice sets out the text of the ordinary resolution which will be proposed at the EGM to approve the Acquisition.

If passed, the Resolution will authorise the Acquisition substantially on the terms and subject to the Conditions, as summarised in Section 5 of Part I (Letter from the Chairman) of this Circular. The passing of the Resolution requires the support of a simple majority of the votes cast (whether in person or by proxy) in respect of the Resolution. If you would like to vote on the Resolution but cannot attend the EGM, you can appoint a proxy to exercise all or any of your rights to attend, vote and speak at the EGM by using one of the methods set out in the notes to the notice of the EGM.

12.	Further information

Your attention is drawn to the further information set out in this Circular. Shareholders should read the whole of this Circular and not just rely on the summarised information set out in this letter.

13.	Action to be taken

You will find enclosed with this Circular a Form of Proxy for use at the EGM. Whether or not you intend to be present at the EGM in person, it is important that you complete and return the Form of Proxy (in accordance with the instructions printed thereon) and return it to the Company’s registrar, Capita Asset Services, Shareholder

[2]	Information relating to the financial year ended 31 December 2014 is estimated and unaudited.

Solutions (Ireland), PO Box 7117, Dublin 2 (if delivered by post) or to Capita Asset Services, Shareholder Solutions (Ireland), 2 Grand Canal Square, Dublin 2, Ireland (if delivered by hand) as soon as possible and in any event so as to be received by no later than 9.30 am on 17 March 2015. You may also submit your proxies electronically using your investor code detailed on the Form of Proxy. The completion and return of the Form of Proxy will not preclude you from attending the EGM and voting in person if you wish to do so and are entitled.

CREST members may appoint one or more proxies through the CREST electronic proxy appointment service in accordance with the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. The message appointing a proxy(ies) must be received by the Registrar (ID 7RA08) not later than 9.30 am on 17 March 2015.

14.	Recommendation

The Board, which has received financial advice from UBS, considers the terms of the proposed Acquisition to be fair and reasonable. In providing such financial advice to the Board, UBS has taken into account the Board’s commercial assessment of the proposed Acquisition.

The Board believes the proposed Acquisition and the Resolution to be in the best interests of the Shareholders as a whole and, accordingly, unanimously recommends that the Shareholders vote in favour of the Resolution to be proposed at the EGM, as each member of the Board intends to do in respect of their own beneficial holdings of, in aggregate, 319,740 Ordinary Shares, representing approximately 0.039% of the total number of voting rights in the Company as at 19 February 2015, being the last practicable day before the publication of this Circular.

Yours faithfully

Nicky Hartery

Chairman

For and on behalf of the Board

PART II

PRINCIPAL TERMS AND CONDITIONS OF THE ACQUISITION

A summary of the essential terms of the Acquisition and the SPA is set out at Section 5 of Part I (Letter from the Chairman) of this Circular. Further details of the key terms of the SPA are set out below.

1.	Overview

The CRH Group (through CRH International) has (i) made a binding irrevocable Offer to acquire the NewCo Group (excluding the Philippines Business) from Lafarge and Holcim, and (ii) entered into the Philippines SPA to acquire the Philippines Business from Lafarge Holdings (Philippines) Inc., Calumboyan Holdings, Inc., Round Royal Inc. and Southwestern Cement Ventures Inc., for an enterprise value of €6.5 billion.* During the period of the Binding Offer Letter, Lafarge and Holcim have granted CRH exclusivity in respect of the assets and cannot engage with any other party in respect of their sale.

Lafarge and Holcim may elect to accept the Offer following the conclusion of their works council consultation process and have full discretion whether to do so. The Offer will remain open for acceptance until the earlier of (a) two weeks following the conclusion of the works council consultation process and (b) 31 August 2015. It is expected that the works council consultation will take in the region of two to three months. If the Sellers accept the Offer, CRH will have no ability to withdraw from the deal and the agreed form Global SPA will come into effect. Certain pre-closing covenants in the Global SPA will apply as from the date of the Binding Offer Letter.

2.	Consideration

The consideration payable by CRH will be €6.5 billion* in cash, subject to certain agreed upon adjustments (including with respect to working capital, debt and agreed debt-like items at closing).

3.	Conditions to Closing

The Global SPA is conditional on:

•	Approval of the Acquisition by CRH’s shareholders at the EGM to be convened for that purpose;

•	Successful completion of the Merger; and

•	Completion of certain local reorganisations that need to take place before closing of the Global SPA.

As a Class 1 Transaction under the UKLA Listing Rules, the Acquisition is conditional on the approval of CRH’s shareholders.

The long stop date for the Global SPA is the earlier of (a) three months following completion of the Merger and (b) 31 December 2015 but in any case no earlier than 31 August 2015.

4.	Break Fees

If the Acquisition is not approved by CRH’s shareholders at the EGM, a termination fee of approximately €158 million in total (equivalent to 1% of CRH’s market capitalisation immediately prior to the date of the Acquisition Announcement) will be payable by CRH to Lafarge and Holcim.

If the EGM is not held by 21 March 2015, Lafarge and Holcim may terminate the Binding Offer Letter in which circumstances they would also be entitled to a termination fee of approximately €158 million.

An equivalent termination fee of approximately €158 million in aggregate will be payable by Lafarge and Holcim to the CRH Group in either of the following circumstances:

•	If Lafarge and Holcim do not accept the Offer; or

•	If the Merger does not proceed to successful completion.

*	The enterprise value of €6.5 billion is based on exchange rates as at 30 January 2015. The cash consideration will be paid in a combination of euro, Sterling and Canadian Dollars.

5.	Approvals and Clearances

To proceed to closing of the Global SPA, the CRH Group requires:

•	anti-trust approval in Canada and in Serbia and from the EU Commission; and

•

the approval of the identity of CRH as purchaser of the NewCo Group by the Administrative Council for Economic Defence in Brazil, by the Canadian Competition Bureau, by the European Commission and by the Commission for the Protection of Competition in Serbia; and

•	certain other non-antitrust regulatory approvals in a number of jurisdictions.

The CRH Group has given “hell or high water” commitments to Lafarge and Holcim in the Global SPA in order to ensure it obtains all the required approvals to proceed to closing of the transaction. The Global SPA provides that, if, notwithstanding CRH’s commitment to take all steps and do all things necessary to obtain the required regulatory approvals, any approval is not obtained by the long stop date for the Global SPA, then:

•	the Global SPA will proceed to completion in all jurisdictions other than that in which a required regulatory approval has not been obtained; and

•

a divestiture trustee will be appointed in respect of the jurisdictions in which required regulatory approvals have not been obtained. The divestiture trustee’s mandate will be to sell the relevant business.

If the business proposed to be acquired pursuant to the Global SPA is sold by the divestiture trustee for less than the price allocated to it in agreements, this loss will be for the account of the CRH Group. Likewise, any profit on disposal will also accrue to the CRH Group.

CRH has agreed to “hell or high water” commitments and to the divestment provisions referred to above to give Lafarge and Holcim the necessary execution certainty they require in the context of the Merger.

CRH does not anticipate any significant obstacle to obtaining all required regulatory approvals to the Global SPA.

6.	Other Terms

The CRH Group has agreed to acquire the NewCo Group on a cash-free, debt-free basis, with normalised levels of working capital. The Global SPA and the Philippines SPA contain customary provisions to reflect this basis of acquisition.

The Global SPA contains customary warranties from Lafarge and Holcim in favour of the CRH Group, including in particular in relation to title, financial information on the NewCo Group’s (excluding the Philippines Business), compliance with law, antitrust, environmental matters, litigation, tax and material contracts. The warranties will be subject to disclosure of the contents of a virtual data room and are subject to customary limitations, including as to time, de minimis and deductible amounts and caps on liability.

Separately, the Global SPA contains a limited number of specific indemnities in favour of the CRH Group. CRH will be indemnified in respect of pre-closing taxes, certain antitrust matters, certain environmental matters and other specifically negotiated matters arising out of CRH’s due diligence. These indemnities are also subject to customary limitations.

The general warranties (warranties not in respect of tax, antitrust or environmental matters) shall survive until 30 June 2017. Warranties and indemnities in respect of antitrust or environmental matters shall survive for a period of five years after the closing date of the Acquisition. Other indemnities shall survive for a period of three years after the closing date of the Acquisition. Warranties and indemnities in respect of tax matters shall survive for a period of six years after the closing date of the Acquisition.

CRH has agreed in the Global SPA that, for a period of not less than one year from closing of the Global SPA, it will, in respect of the NewCo Group, maintain employee benefits on at least as favourable terms to the current terms, to not close a plant in that period, and not to engage in any collective redundancy programme or mass lay-off.

Where CRH disposes of any business within the NewCo Group in whole or in part within 18 months of closing, it has agreed to share any profit on disposal equally with Lafarge and/or Holcim, as applicable.

If the Offer is accepted by Lafarge and Holcim, the Global Tax Deed will be delivered on Closing. The Global Tax Deed is intended to indemnify the CRH Group against any pre-closing tax liabilities of the NewCo Group (excluding the Philippines Business), subject to exclusions and limitations, as well as addressing the conduct of tax matters.

Pursuant to the terms of the Global SPA and the Philippines SPA, CRH and the Sellers will enter into transitional services arrangements and other transitional related arrangements in respect of the NewCo Group at the closing of the Acquisition.

7.	Philippines Transaction

The Philippines SPA and the Philippines Tax Deed are in all material respects consistent with the Global SPA and Global Tax Deed except in three important respects.

The Philippines SPA is conditional on CRH entering into arrangements with a local partner in the Philippines between now and closing of the Philippines SPA so as to comply with the laws of the Philippines in relation to restrictions on foreign ownership of certain Philippine assets. Once CRH has entered into a definitive agreement with a local partner, CRH can oblige Lafarge Holding (Philippines), Inc (LHPI) and the other sellers to sell the Philippines Business in accordance with the terms of the Philippines SPA (including the need to satisfy the other conditions to closing). Similarly, LHPI and the other sellers will have a reciprocal right to require that CRH and its local partner acquire the Philippines Business on the same terms.

CRH has had exploratory discussions with potential local partners and is confident that it will be able to finalise these co-ownership arrangements to enable completion of the Philippines SPA. If appropriate arrangements cannot be finalised by 15 August 2015, then in those circumstances, an independent investment bank will be appointed on a basis similar in all material respects to the divestiture trustee provisions of the Global SPA except that any profit on a disposal will be split 50:50 with LHPI and the other sellers and any loss will be for the account of CRH.

Second, while the Philippines SPA contains conditions to closing which are consistent with the conditions in the Global SPA, closing of the Philippines SPA is also conditional on the completion of the Global SPA.

Third, as part of the Philippines Business is contained in a listed company with minority shareholders, the CRH Group and the local partner will be required to make a mandatory cash tender offer to the minority shareholders on the same terms as those offered to LHPI and the other sellers in the Philippines SPA and which will be applicable to LHPI and the other sellers under the Philippines SPA at Closing. The mandatory tender offer will be structured such that completion of the mandatory tender offer will be contemporaneous with the completion of the Philippines SPA. It is intended that the sale of the listed shares which are the subject of the Philippines SPA will be effected by way of a special block sale on the Philippine Stock Exchange.

The Philippines Tax Deed will also be delivered on Closing. The Philippines Tax Deed is in substantially the same form as the Global Tax Deed but relates only to the Philippines Business.

PART III

RISK FACTORS

The proposed Acquisition may give rise to certain risks which, if they occur, may have a material adverse effect on the business,  financial condition, results of operations or prospects of the CRH Group, as currently constituted, and/or the Combined Group (being the CRH Group, as currently constituted, supplemented by the proposed Acquisition, which will continue to be called CRH and have CRH plc as its ultimate parent). Accordingly, the risk factors set out in this Part III of this Circular should be afforded careful consideration together with all the other information set out in, or incorporated by reference into, this Circular in deciding whether to approve the Resolution being put to shareholders at an Extraordinary General Meeting of CRH plc.

The risks which the Directors consider to be material as at the date of this Circular are set out in this Part III. The risks described in this Part III are based on information known at the date of this Circular but may not be the only risks to which the CRH Group, as currently constituted, or the Combined Group, is or might be exposed. Additional risks and uncertainties, which are currently unknown to the CRH Group or that the CRH Group does not currently consider to be material, may adversely affect the business of  the CRH Group and/or the Combined Group and could have material adverse effects on the business, financial condition, results of  operations and future prospects of the CRH Group and/or the Combined Group. If any of the following risks were to materialise, the business, financial condition, results of operations and prospects of the CRH Group and/or the Combined Group could be materially adversely affected and the value of CRH Ordinary Shares could decline and shareholders could lose all or part of their investment in those Ordinary Shares.

Shareholders should read this Circular as a whole and not rely solely on the information set out in this section.

1.	Risks and Uncertainties Related to the Proposed Acquisition

This section documents the principal transaction-specific risks and uncertainties presented by the proposed Acquisition.

Closing of the proposed Acquisition is subject to the satisfaction (or waiver, where applicable) of various conditions precedent.

Closing of the proposed Acquisition is subject to the fulfilment of conditions precedent, as described in the SPA and in more detail in Part II (Principal Terms and Conditions of the Acquisition) of this Circular, including shareholder approval of the Resolution to undertake the proposed Acquisition at an Extraordinary General Meeting of CRH plc and competition authority approval in certain jurisdictions. There can be no guarantee that these conditions precedent will be met, these approvals granted or that the proposed Acquisition will be completed as proposed or at all.

A failure to consummate the proposed Acquisition would give rise to a number of risks. The most material of these risks are the following:

•	a decline in the market price of CRH’s Ordinary Shares;

•	the incurrence of break fees as outlined on page 8 above;

•	the failure to meet strategic objectives; and

•	the incurrence of standby financing costs pending completion of the Acquisition.

Risks of executing the transaction could cause the market price of CRH’s Ordinary Shares to decline

The market price of CRH’s Ordinary Shares may decline as a result of the proposed Acquisition. Among other factors, the following could cause the market price of CRH’s Ordinary Shares to decline as a result of the proposed Acquisition:

•	regulatory approvals may take longer than expected, may not be forthcoming or conditions may be imposed;

•	the integration of the acquired businesses is delayed or unsuccessful leading to the failure to meet strategic objectives;

•	the Combined Group does not achieve the anticipated benefits and synergies of the proposed Acquisition within the timescale envisaged by the CRH Board and management; and

•	the effect of the proposed Acquisition on CRH’s consolidated financial results of operations falls short of the expectations of the CRH Board and management.

The Combined Group may fail, or may take longer than currently anticipated, to realise the perceived benefits of the proposed Acquisition. In addition, the Combined Group may encounter difficulties in integrating the acquired entities into pre-existing organisational structures.

There can be no assurance that the integration of the proposed Acquisition into the existing operations of the CRH Group will achieve the business growth opportunities, margin benefits, cost savings and other synergies anticipated by the CRH Board and management. Should the anticipated benefits and synergies fail to materialise or the quantum thereof falls short of expectations, the assumptions used to justify the consideration payable may prove to be incorrect and the results of operations and the financial condition of the Combined Group may be adversely affected.

The future prospects of the Combined Group will, in part, be dependent upon CRH’s ability to integrate the acquired entities. Some of the potential challenges in integration may not become known until after Closing. The key potential difficulties associated with integration of the NewCo Group could include the following:

•

the complexity and costs of transferring employees and assets and consolidating and integrating operations, infrastructure, processes, procedures, systems, facilities, services and policies across different countries, jurisdictions, regulatory systems and cultures;

•	ability to maintain employee engagement and retain and incentivise key employees;

•	diversion of management time and resources away from the day-to-day operations of the CRH Group and disrupting business continuity;

•	redeploying resources in different areas of operations causing disruption of the business;

•	unforeseen legal, regulatory, contractual, labour and other issues arising from the proposed Acquisition together with ineffective mitigation thereof and limited recourse against the Sellers;

•	unanticipated capital expenditure requirements; and

•	the risk of the regulatory authorities requiring the CRH Group to sell assets below the valuation reflected in the purchase price.

Difficulties experienced in the integration process could potentially lead to, amongst other matters, higher integration costs, lower benefits or cost savings, interruption of business operations and loss of customers, suppliers or key personnel, which could have a material adverse effect on the business, results of operations, overall financial condition and prospects of the Combined Group.

Financing for the transaction (i) will increase the CRH Group’s and/or the Combined Group’s leverage and interest costs; (ii) may reduce operating flexibility under existing financial covenants; and (iii) may adversely impact credit ratings and the ability to obtain additional financing for future opportunities

In order to finance the proposed Acquisition, the CRH Group plans to use existing cash resources and enter into new bank facilities (as well as using the proceeds of the Placing by CRH of 74,039,915 new Ordinary Shares), which would increase its leverage and interest costs and may reduce its operating flexibility under the financial covenants for its existing debt and may adversely impact the CRH Group’s and/or the Combined Group’s credit ratings and its ability to obtain additional financing for future opportunities either in the medium or longer term. In addition, operating flexibility under the financial covenants for its existing indebtedness could decrease. The incurrence of this additional indebtedness and the related increase in funding costs could result in downgrades of credit ratings potentially making future financing more difficult to obtain due to limitations imposed by financial covenants and perceptions about the CRH Group’s and/or the Combined Group’s ability to meet its debt obligations.

Transaction-related costs may exceed expectations

Should the proposed Acquisition proceed, CRH will incur costs in integrating the acquired entities and in delivering the synergies identified. The actual costs incurred may exceed current estimates and additional and unforeseen expenses may arise in connection with the proposed Acquisition. In addition, CRH has incurred and will incur legal, accounting and transaction fees and other costs relating directly to the proposed Acquisition, the majority of which are payable irrespective of Closing. Such costs could materially and adversely affect the realisation of synergies and the results of operations of the CRH Group and/or the Combined Group.

Reliance on third party information

CRH has prepared the information in this Circular regarding the NewCo Group on the basis of the information which has been provided to CRH by the Sellers and their advisers in respect of the NewCo Group. Any failure by the Sellers to disclose matters that CRH is unaware of may affect the significance or accuracy of any such information. If any such undisclosed matters exist and are adverse to the NewCo Group, they may have an adverse effect on the Combined Group’s financial condition and results of operations and/or may result in additional costs or liabilities to the Combined Group.

2.	Other Risks and Uncertainties

This section documents those risks and uncertainties currently faced by the CRH Group, and following the proposed Acquisition, the Combined Group, which are potentially impacted by the proposed Acquisition. Given the heavyside materials focus of the proposed Acquisition, and the similarity of the businesses with existing operations, the CRH Board does not, as at the date of this Circular and subject to the introductory paragraphs on page 16, consider that material exposures will arise to previously unidentified risks.

2.1	Strategic Risks and Uncertainties

Industry cyclicality

The level of construction activity in local and national markets is inherently cyclical being influenced by a wide variety of factors including global and national economic circumstances, ongoing austerity programmes in the developed world, governments’ ability to fund infrastructure projects, consumer sentiment and weather conditions. Financial performance may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices. Failure of the CRH Group and/or the Combined Group to respond on a timely basis and/or adequately to unfavourable events beyond the CRH Group’s and/or the Combined Group’s control will adversely affect financial performance.

The CRH Group’s operating and financial performance is, and the Combined Group’s would be, influenced by general economic conditions and the state of the residential, industrial and commercial and infrastructure construction markets in the countries in which it operates, particularly in Europe and North America. Closing of the proposed Acquisition will extend or expand the geographic scope of the CRH Group’s existing heavyside activities in France & La Réunion, Germany, the United Kingdom, Hungary, Serbia, Romania, Slovakia, the United States, Canada, Brazil and the Philippines.

In general, economic uncertainty exacerbates negative trends in construction activity leading to postponement in orders. Construction markets are inherently cyclical and are affected by many factors that are beyond the CRH Group’s control, including:

•	the price of fuel and principal energy-related raw materials such as bitumen and steel;

•	the performance of the national economies in the 34 countries in which the CRH Group operates (37 for the Combined Group);

•

monetary policies in the countries in which the CRH Group operates – for example, an increase in interest rates typically reduces the volume of mortgage borrowings thus impacting residential construction activity;

•

the allocation of government funding for public infrastructure programmes, such as the development of highways in the United States under the Moving Ahead for Progress in the 21st Century Act (“MAP-21”); and

•	the level of demand for construction materials and services, with sustained adverse weather conditions leading to potential disruptions or curtailments in outdoor construction activity.

While economic conditions appear to be improving in the United States, a prolongation of or further deterioration in economic performance in Europe may result in further general reductions in construction activity in that area. Against this backdrop, the adequacy and timeliness of the actions taken by the CRH Group’s management team are of critical importance in maintaining financial performance at appropriate levels.

Each of the above factors could have a material adverse effect on the CRH Group’s and/or the Combined Group’s operating results and the market price of CRH plc’s Ordinary Shares.

Political and economic uncertainty

As an international business, the CRH Group operates, and the Combined Group would operate, in many countries with differing, and in some cases potentially fast-changing, economic, social and political conditions. These conditions could include political unrest, strikes, war and other forms of instability including natural disasters, epidemics, widespread transmission of diseases and terrorist attacks. With particular reference to developing markets, changes in these conditions, or in the governmental or regulatory requirements in any of the countries in which the CRH Group operates, or in which the Combined Group would operate, may adversely affect the business, results of operations, financial condition or prospects of the CRH Group and/or the Combined Group thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities.

The adverse developments in eurozone economic performance in recent years, together with ongoing austerity programmes in various countries in Europe, have contributed to heightened global uncertainty. These uncertainties include whether the euro will continue as a unit of currency. While various actions have been taken by central banks and other institutions to stabilise the economic situation, the success of these actions cannot be guaranteed.

The CRH Group currently operates mainly in Western Europe and North America as well as, to a lesser degree, in developing countries/emerging markets in Eastern Europe, South America, China and India. The Combined Group would include a number of countries where the CRH Group does not currently have a significant presence, namely Serbia, Brazil and the Philippines. The economies of these countries are at varying stages of socioeconomic and macroeconomic development which could give rise to a number of risks, uncertainties and challenges and could include the following:

•	changes in political, social or economic conditions;

•	trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	labour practices and differing labour regulations;

•	procurement which contravenes ethical considerations;

•	unexpected changes in regulatory requirements;

•	state-imposed restrictions on repatriation of funds; and

•	the outbreak of armed conflict.

With regard to Ukraine, where the CRH Group has significant business interests, the outlook remains uncertain and the implications for construction activity in 2015 and beyond are unclear.

Commodity products and substitution

The CRH Group faces, and the Combined Group would face, strong volume and price competition across its product lines. In addition, existing products may be replaced by substitute products which the CRH Group and/or the Combined Group does not produce or distribute. Against this backdrop, if the CRH Group and/or the Combined Group fails to generate competitive advantage through differentiation and innovation across the value chain (for example, through superior product quality, engendering customer loyalty or excellence in logistics), market share, and thus financial performance, may decline.

The competitive environment in which the CRH Group operates, and the Combined Group would operate, can be significantly impacted by general economic conditions in combination with local factors including the number of competitors, the degree of utilisation of production capacity and the specifics of product demand. Across the multitude of largely local markets in which the CRH Group conducts business, and the Combined Group would conduct business, downward pricing pressure is experienced from time to time and the CRH Group and/or the Combined Group may not always be in a position to recover increased operating expenses (caused by factors such as increased fuel and raw material prices) through higher sale prices.

A number of the products sold by the CRH Group and/or the Combined Group (both those manufactured internally and those distributed) compete with other building products that do not feature in the existing product range. Any significant shift in demand preference from the CRH Group’s and/or the Combined Group’s existing products to substitute products, which the CRH Group and/or the Combined Group does not produce or distribute, could adversely impact market share and results of operations.

Acquisition activity

Growth through acquisition is a key element of the CRH Group’s strategy. The CRH Group and/or the Combined Group may not be able to continue to grow as contemplated in its business plan if it is unable to identify attractive targets (including potential new platforms for growth), execute full and proper due diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses and realise anticipated levels of profitability and cash flows. The CRH Group and/or the Combined Group may be liable for the past acts, omissions or liabilities of companies or businesses it has acquired, which may either be unforeseen or greater than anticipated at the time of the relevant acquisition.

The CRH Group’s acquisition strategy focuses on value-enhancing mid-sized acquisitions supplemented from time to time by larger strategic acquisitions into new markets or new building products. Subject to the factors highlighted below, the CRH Board intends that this will continue to be the case following completion of the proposed Acquisition.

The realisation of the CRH Group’s and/or the Combined Group’s acquisition strategy is dependent on the ability to identify and acquire suitable assets at appropriate prices thus satisfying the stringent cash flow and return on investment criteria underpinning such activities. The CRH Group and/or the Combined Group may not be able to identify such companies, and, even if identified, may not be able to acquire them because of a variety of factors including the outcome of due diligence processes, the ability to raise funds (as required) on acceptable terms, the need for competition authority approval in certain instances and competition for transactions from peers and other entities exploring acquisition opportunities in the building materials sector. If the proposed Acquisition is not completed, other acquisitions may not be identified and the Placing proceeds may be used for other corporate purposes. The CRH Group’s and/or the Combined Group’s ability to realise the expected benefits from acquisition activity depends, in large part, on its ability to integrate newly-acquired businesses in a timely and effective manner. Situations may arise where the CRH Group and/or the Combined Group may be liable for the past acts or omissions or liabilities of companies acquired; for example, the potential environmental liabilities addressed under the “Sustainability” Risk Factor below. Even if the CRH Group and/or the Combined Group is able to acquire suitable companies, it still may not be able to incorporate them successfully into the relevant legacy businesses and, accordingly, may be deprived of the expected benefits thus leading to potential dissipation and diversion of management resources and constraints on financial performance.

Joint ventures and associates

The CRH Group does not have, and the Combined Group would not have, a controlling interest in certain of the businesses (i.e. joint ventures and associates) in which it has invested and may invest. The absence of a controlling interest gives rise to increased governance complexity and a need for proactive relationship management, which may restrict the CRH Group’s and/or the Combined Group’s ability to generate adequate returns and to develop and grow these businesses.

Due to the absence of full control of joint ventures and associates, important decisions such as the approval of business plans and the timing and amount of cash distributions and capital expenditures, for example, may require the consent of partners or may be approved without the CRH Group’s consent.

These limitations could impair the CRH Group’s and/or the Combined Group’s ability to manage joint ventures and associates effectively and/or realise the strategic goals for these businesses. In addition, improper management or ineffective policies, procedures or controls for non-controlled entities could adversely affect the business, results of operations or financial condition of the relevant investment and, by corollary, the CRH Group and/or the Combined Group.

Human resources

Existing processes to recruit, develop and retain talented individuals and promote their mobility may be inadequate thus giving rise to employee/management attrition and difficulties in succession planning and potentially impeding the continued realisation of the core strategy of performance and growth. In addition, the CRH Group and/or the Combined Group is exposed to various risks associated with collective representation of employees in certain jurisdictions. These risks could include strikes and increased wage demands with possible reputational consequences. The performance of the Combined Group would, amongst other things, be dependent on the retention and motivation of certain key management currently employed within the entities the CRH Group is proposing to acquire.

The identification and subsequent assessment, management, development and deployment of talented individuals is of major importance in continuing to deliver on the CRH Group’s and/or the Combined Group’s core strategy of performance and growth and in ensuring that succession planning objectives for key executive roles throughout its international operations are satisfied. Programmes designed to focus on performance management skills and leadership development may not achieve their desired objectives.

The maintenance of positive employee and trade/labour union relations is key to the successful operation of the CRH Group and/or the Combined Group. Some of the CRH Group’s employees, and those employed in the NewCo Group, are represented by trade/labour unions under various collective agreements. For unionised employees, the CRH Group and the individual entities within the NewCo Group may not be able to renegotiate satisfactorily the relevant collective agreements upon expiration and may face tougher negotiations and higher wage demands than would be the case for non-unionised employees. In addition, existing labour agreements may not prevent a strike or work stoppage with any such activity creating reputational risk and potentially having a material adverse effect on the results of operations and financial condition of the CRH Group and/or the Combined Group.

Corporate Communications

As a publicly-listed company, the CRH Group undertakes, and the Combined Group would undertake, regular communication with its stakeholders. Given that these communications may contain forward-looking statements, which by their nature involve uncertainty, actual results and developments may differ from those communicated due to a variety of external and internal factors giving rise to reputational risk.

The CRH Group places, and the Combined Group would place, great emphasis on timely and relevant corporate communications with overall responsibility for these matters being vested in senior management at the Group Head Office (largely the Chief Executive, the Finance Director, the Head of Investor Relations and the Group Director, Corporate Affairs) supported by engagement with highly experienced external advisors, where appropriate. The strategic, operational and financial performance of the CRH Group and of its constituent entities, including following the proposed Acquisition, the NewCo Group, is reported to the Board on a monthly basis with all results announcements and other externally-issued documentation (e.g. the Annual Report on Form 20-F) being discussed by the Board/Audit Committee prior to release.

Cyber and information technology

As a result of the proliferation of information technology in the world today, the CRH Group is, and the Combined Group would be, dependent on the employment of advanced information systems and is exposed to risks of failure in the operation of these systems. Further, the CRH Group is, and the Combined Group would be, exposed to security threats to its digital infrastructure through cyber-crime which might lead to interference with production processes, manipulation of financial data, the theft of private data or misrepresentation of information via digital media. In addition to potential irretrievability or corruption of critical data, the CRH Group and/or the Combined Group could suffer reputational losses and incur significant financial costs in remediation. Such attacks are by their nature technologically sophisticated and may be difficult to detect and defend in a timely fashion.

The CRH Group attaches importance to addressing security and cyber threats to its digital infrastructure given the increasing sophistication and evolving nature of these threats. Such attacks may result in interference with production software, corruption or theft of sensitive data, manipulation of financial data accessible through its digital infrastructure, or reputational losses as a result of misrepresentation via social media and other websites. While the CRH Group has made a significant investment in upgrading its digital infrastructure and governance processes with the overall objective of further enhancing system security, there can be no assurance that future attacks will not be successful due to their increasing sophistication and the difficulties in detecting and defending against them in a timely fashion.

Sustainability

The CRH Group is, and the Combined Group would be, subject to stringent and evolving laws, regulations, standards and best practices in the area of sustainability (comprising corporate governance, environmental management and climate change (specifically capping of emissions), health and safety management and social performance) which may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the CRH Group’s and/or the Combined Group’s business, results of operations, financial condition and/or prospects.

The CRH Group is, and the Combined Group would be, subject to a broad and increasingly stringent range of existing and evolving laws, regulations, standards and best practices with respect to governance, the environment and health and safety measures in each of the jurisdictions in which it operates/would operate giving rise to significant compliance costs, potential legal liability exposure and potential limitations on the development of its operations. These laws, regulations, standards and best practices relate to, amongst other things, climate change, noise, emissions to air, water and soil, the use and handling of hazardous materials and waste disposal practices. Given the above, the risk of increased environmental and other compliance costs and unplanned capital expenditure is inherent in conducting business in the building materials sector and the impact of future developments in these respects on the CRH Group’s and/or the Combined Group’s activities, products, operations, profitability and cash flow cannot be estimated; there can therefore be no assurance that material liabilities and costs will not be incurred in the future or that material limitations on the development of its operations will not arise.

Environmental and health and safety and other laws, regulations, standards and best practices may expose the CRH Group and/or the Combined Group to the risk of substantial costs and liabilities, including liabilities associated with assets that have been sold or acquired and activities that have been discontinued. In addition, many of the CRH Group’s manufacturing sites have a history of industrial use and, while strict environmental operating standards are applied and extensive environmental due diligence is undertaken in acquisition activity, some soil and groundwater contamination has occurred in the past at a limited number of sites. Although the associated remediation costs incurred to date have not been material, they may become more significant in the future. Despite the CRH Group’s policy and efforts to comply with all applicable environmental and health and safety laws, it may face increased remediation liabilities and additional legal proceedings concerning environmental and health and safety matters in the future.

Based on information currently available, the CRH Group has budgeted capital and revenue expenditures for environmental improvement projects and has established reserves for known environmental remediation liabilities that are probable and reasonably capable of estimation. These figures are not material in the context of the CRH Group. However, neither the CRH Group nor the Combined Group can predict environmental and health and safety matters with certainty, and budgeted amounts and established reserves may not be adequate for all purposes. In addition, the development or discovery of new facts, events, circumstances or conditions, including future decisions to close plants, which may trigger remediation liabilities, and other developments such as changes in laws or increasingly strict enforcement by governmental authorities, could result in increased costs and liabilities or prevent or restrict some of the operations of the CRH Group and/or the Combined Group, which in turn could have a material adverse effect on the reputation, business, results of operations and overall financial condition of the CRH Group and/or the Combined Group.

Laws and regulations

The CRH Group is, and the Combined Group would be, subject to many local and international laws and regulations, including those relating to competition law, corruption and fraud, across many jurisdictions of operation and is/would be exposed to changes in those laws and regulations and to the outcome of any investigations conducted by governmental, international and other regulatory authorities, which may result in the imposition of fines and/or sanctions for non-compliance, and may potentially inflict reputational damage.

The CRH Group is, and the Combined Group would be, subject to various statutes, regulations and laws applicable to businesses generally in the countries and markets in which it operates/would operate. These include statutes, regulations and laws affecting land usage, zoning, labour and employment practices, competition, financial reporting, taxation, anti-bribery, anti-corruption, governance and other matters. The CRH Group mandates that its employees comply with its Code of Business Conduct which stipulates best practices in relation to regulatory matters. Neither the CRH Group, nor the Combined Group, can guarantee that their employees will at all times be successful in complying with all demands of regulatory agencies in a manner which will not materially adversely affect the business, results of operations, financial condition or prospects of the CRH Group or the Combined Group.

The CRH Group seeks to comply fully with legislation such as the Foreign Corrupt Practices Act in the United States and the Bribery Act in the United Kingdom and has put in place significant internal controls and compliance policies and procedures. However, there can be no assurance that such established policies and procedures will afford adequate protection against fraudulent and/or corrupt activity and any such activity could have a material adverse effect on the CRH Group’s and/or the Combined Group’s business, results of operations, financial condition or prospects.

2.2	Financial and Reporting Risks and Uncertainties

Financial instruments (interest rate and leverage, foreign currency, counterparty, credit ratings and liquidity)

The CRH Group uses, and, the Combined Group would use, financial instruments throughout its businesses giving rise to interest rate and leverage, foreign currency, counterparty, credit rating and liquidity risks. A significant portion of the cash generated by the CRH Group and/or the Combined Group from operational activity is currently/would be dedicated to the payment of principal and interest on indebtedness. In addition, the CRH Group has entered into certain financing agreements containing restrictive covenants requiring it to maintain a certain minimum interest coverage ratio and a certain minimum net worth.

Interest rate and leverage risks: The CRH Group’s exposures to changes in interest rates result from investing and borrowing activities undertaken to manage liquidity and capital requirements and stem predominantly from long-term debt obligations. Borrowing costs are managed through employing a mix of fixed and floating rate debt and interest rate swaps, where appropriate. On Closing, the Combined Group will have significant outstanding indebtedness, which may impair its operating and financial flexibility over the longer term and could adversely affect its business, results of operations and financial position. This high level of indebtedness could give rise to the Combined Group dedicating a substantial portion of its cash flow to debt service thereby reducing the funds available in the longer term for working capital, capital expenditure, acquisitions, distributions to shareholders and other general corporate purposes and limiting its ability to borrow additional funds and to respond to competitive pressures. In addition, the increased level of indebtedness as a result of the proposed Acquisition may give rise to a general increase in interest rates borne and there can be no assurance that the Combined Group will not be adversely impacted by increases in borrowing costs in the future.

For the year ended 31 December 2013, PBITDA/net interest (all as defined in the relevant agreements), which is the CRH Group’s principal financial covenant, was 6.3 times; we anticipate that, aside from the impact of once-off costs arising on acquisition, PBITDA/net interest cover will be largely unchanged as a result of the proposed Acquisition. The prescribed minimum PBITDA/net interest cover ratio is 4.5 times and the prescribed minimum net worth is €5 billion.

Foreign currency risks: If the euro, which is the CRH Group’s reporting currency, weakens relative to the basket of foreign currencies in which net debt is denominated (principally the US Dollar, Pound Sterling and the Swiss Franc), the net debt balance would increase; the converse would apply if the euro was to strengthen. The CRH Group’s established policy to spread its net worth across the currencies of its operations, with the objective of limiting its exposure to individual currencies and thus promoting consistency with geographical balance, may not be successful.

Counterparty risks: Insolvency of the financial institutions with which the CRH Group and/or the Combined Group conducts business, or a downgrade in their credit ratings, may lead to losses in derivative assets and cash and cash equivalents balances or render it more difficult either to utilise existing debt capacity or otherwise obtain financing for operations. The maximum exposure arising in the event of default on the part of the counterparty (including insolvency) is the carrying amount of the relevant financial instrument.

Credit rating risks: A downgrade of the CRH Group’s and or the Combined Group’s credit ratings may give rise to increases in funding costs in respect of future debt and may, among other concerns, impair its ability to access debt markets or otherwise raise funds or enter into letters of credit, for example, on acceptable terms. Such a downgrade may result from factors specific to the CRH Group and/or the Combined Group, including as a result of the increased indebtedness resulting from the proposed Acquisition, or from other factors such as general economic or sector-specific weakness or sovereign credit rating ceilings.

Liquidity risks: The principal liquidity risks stem from the maturation of debt obligations and derivative transactions. The CRH Group aims to achieve flexibility in funding sources through a variety of means including (i) maintaining cash and cash equivalents with a number of highly-rated counterparties; (ii) limiting the maturity of such balances; (iii) meeting the bulk of debt requirements through committed bank lines or other term financing; and (iv) having surplus committed lines of credit. However, market or economic conditions may make it difficult at times to realise this objective.

Defined benefit pension schemes and related obligations

The CRH Group, and various entities within the NewCo Group, operate a number of defined benefit pension schemes and related obligations (e.g. termination indemnities and jubilee/long-term service benefits, which are accounted for as defined benefit) in certain of their operating jurisdictions.

The assets and liabilities of defined benefit pension schemes may exhibit significant period-on-period volatility attributable primarily to asset values, changes in bond yields/discount rates and anticipated longevity. In addition to the contributions required for the ongoing service of participating employees, significant cash contributions may be required to remediate deficits applicable to past service. In addition, fluctuations in the accounting surplus/deficit may adversely impact credit metrics thus harming the CRH Group’s and/or the Combined Group’s ability to raise funds.

The assumptions used in the recognition of pension assets, liabilities, income and expenses (including discount rates, rate of increase in future compensation levels, mortality rates and healthcare cost trend rates) are updated based on market and economic conditions at the respective balance sheet date and for any relevant changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality fixed income investments; (ii) for future compensation levels, future labour market conditions and anticipated inflation; (iii) for mortality rates, changes in the relevant actuarial funding valuations or changes in best practice; and (iv) for healthcare cost trend rates, the rate of medical cost inflation in the relevant regions. A prolonged period of financial market instability would have an adverse impact on the valuations of pension scheme assets.

In addition, a number of the defined benefit pension schemes in operation throughout the CRH Group have reported material funding deficits thus necessitating remediation either in accordance with legislative requirements or as agreed with the relevant regulators. The extent of such contributions may be exacerbated over time as a result of a prolonged period of instability in worldwide financial markets.

Adequacy of insurance arrangements and related counterparty exposures

The building materials sector is subject to a wide range of operating risks and hazards, not all of which can be covered, adequately or at all, by insurance; these risks and hazards would include climatic conditions such as floods and hurricanes/cyclones, seismic activity, technical failures, interruptions to power supplies, industrial accidents and disputes, environmental hazards, fire and crime. In its worldwide insurance programme, into which the NewCo Group would be assimilated, the CRH Group provides coverage for its operations at a level believed to be commensurate with the associated risks. In the event of failure of one or more of its insurance counterparties, the CRH Group and/or the Combined Group could be impacted by losses where recovery from such counterparties is not possible.

Insurance protection is maintained with leading, highly-rated international insurers with appropriate risk retention by wholly-owned insurance companies (captive insurers) and by insured entities in the context of the deductibles/excesses borne. The coverage includes property damage and business interruption, public and products liability/general liability, employer’s liability/workmens’ compensation, environmental impairment liability, automobile liability and directors’ and officers’ liability. Adequate coverage at reasonable rates is not always commercially available to cover all potential risks and no assurance can be given that the insurance arrangements in place would be sufficient to cover all losses or liabilities to which the CRH Group and/or the Combined Group might be exposed. The occurrence of a significant adverse event not covered, or only partially covered, by insurance could have a material adverse impact on the business, results of operations, financial condition or prospects of the CRH Group and/or the Combined Group.

Foreign currency translation

The CRH Group’s activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transactional risk. This situation is equally applicable to the activities of the NewCo Group. The principal foreign exchange risks to which the consolidated financial statements of the CRH Group are exposed pertain to adverse movements in reported results when translated into euro (which is the CRH Group’s, and would be the Combined Group’s, reporting currency) together with declines in the euro value of net investments, which are denominated in a wide basket of currencies other than the euro. Closing of the proposed Acquisition will increase exposure to a number of currencies, which have hitherto been immaterial, and will introduce exposures to some new currencies. The most significant currency exposures for the Combined Group will be the US Dollar, the Canadian Dollar, the Swiss Franc, the Polish Zloty, the Pound Sterling and the Philippine Peso.

Goodwill impairment

Significant under-performance in any of the CRH Group’s and/or the Combined Group’s major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill, which would have a substantial impact on income and equity.

Inspections by the Public Company Accounting Oversight Board (“PCAOB”)

CRH’s auditors, like other independent registered public accounting firms operating in Ireland and a number of other European countries, are not currently permitted to be subject to inspection by the PCAOB, and as such, investors are deprived of the benefits of PCAOB inspections.

CRH’s auditors are required by United States law to undergo regular PCAOB inspections to assess their compliance with United States law and professional standards in connection with their audits of financial statements filed with the SEC. Under Irish law, the PCAOB is currently unable to inspect and evaluate the audit work and quality control procedures of auditors in Ireland. Accordingly, investors who rely on CRH’s auditors’ audit reports are deprived of the benefits of PCAOB inspections of auditors.

PART IV

HISTORICAL FINANCIAL INFORMATION

SECTION A

ACCOUNTING POLICIES

Key Accounting Policies which involve Estimates, Assumptions and Judgements

The preparation of the Historical Combined Financial Information* requires management to make certain estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Management believes that the estimates, assumptions and judgements upon which it relies are reasonable based on the information available to it at the time that those estimates, assumptions and judgements are made. In some cases, the accounting treatment of a particular transaction is specifically dictated by IFRS and does not require management’s judgement in its application.

Management consider that their use of estimates, assumptions and judgements in the application of accounting policies are inter-related and therefore discuss them together below. The critical accounting policies which involve significant estimates or assumptions or judgements, the actual outcome of which could have a material impact on the results and financial position outlined below, are as follows:

Impairment of long-lived assets and goodwill

Impairment of property, plant and equipment and goodwill

The carrying values of items of property, plant and equipment are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable. Goodwill is subject to impairment testing on an annual basis and at any time during the period if an indicator of impairment is considered to exist. A decision to dispose of a business unit represents one such indicator and in these circumstances the recoverable amount is assessed on a fair value less costs of disposal basis. In the period in which a business combination is effected and where some or all of the goodwill allocated to a particular cash-generating unit arose in respect of that combination, the cash-generating unit is tested for impairment prior to the end of the relevant annual period.

Property, plant and equipment assets are reviewed for potential impairment by applying a series of external and internal indicators specific to the assets under consideration; these indicators encompass macroeconomic issues including the inherent cyclicality of the building materials sector, actual obsolescence or physical damage, a deterioration in forecast performance in the internal reporting cycle and restructuring and rationalisation programmes.

Where the carrying value exceeds the estimated recoverable amount (being the greater of fair value less costs of disposal and value-in-use), an impairment loss is recognised by writing down the assets to their recoverable amount. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The estimates of future cash flows exclude cash inflows or outflows attributable to financing activities and income tax. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined by reference to the cash-generating unit to which the asset belongs. Impairment losses arising in respect of goodwill are not reversed once recognised.

Goodwill relating to associates and joint ventures is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment. Where indicators of impairment of an investment arise in accordance with the requirements of IAS 39 Financial Instruments: Recognition and Measurement, the carrying amount is tested for impairment by comparing its recoverable amount with its carrying amount.

The impairment testing process requires management to make significant judgements and estimates regarding the future cash flows expected to be generated by the use of and, if applicable, the eventual disposal of, long-lived assets and goodwill as well as other factors to determine the fair value of the assets. Management periodically evaluates and updates the estimates based on the conditions which influence these variables.

The assumptions and conditions for determining impairments of long-lived assets and goodwill reflect management’s best assumptions and estimates, but these items involve inherent uncertainties described above, many of which are not under management’s control. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods.

*	For the purposes of this Section A, and solely in the context of Lafarge UK, any use of the word “Combined” should be read as “Consolidated”.

Retirement benefit obligations

Costs arising in respect of defined contribution pension schemes are charged to the Combined Income Statement in the period in which they are incurred. There are no legal or constructive obligations to pay further contributions in the event that the fund does not hold sufficient assets to meet its benefit commitments.

The liabilities and costs associated with defined benefit pension schemes (both funded and unfunded) are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes’ liabilities are determined by reference to market yields at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and term of the associated post-employment benefit obligations.

The net surplus or deficit arising on defined benefit pension schemes, together with the liabilities associated with the unfunded schemes, are shown either within non-current assets or non-current liabilities in the Combined Balance Sheet. The deferred tax impact of pension scheme surpluses and deficits is disclosed separately within deferred tax assets or liabilities as appropriate. Re-measurements, comprising of actuarial gains and losses and the return on plan assets (excluding net interest), are recognised immediately in the Combined Balance Sheet with a corresponding debit or credit to retained earnings through other comprehensive income in the period in which they occur. Re-measurements are not reclassified to profit or loss in subsequent periods.

The defined benefit pension asset or liability in the Combined Balance Sheet comprises the total for each plan of the present value of the defined benefit obligation less the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets that are held by a long-term employee benefit fund or qualifying insurance policies. Fair value is based on market price information and, in the case of published securities, it is the published bid price. The value of any defined benefit asset is limited to the present value of any economic benefits available in the form of refunds from the plan and reductions in the future contributions to the plan.

Obligations in respect of post-employment healthcare and life assurance benefits represents the amount of future benefit that employees have earned in return for service in the current and prior periods. The obligation is computed on the basis of the projected unit credit method and is discounted to present value using a discount rate equating to the market yield at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and estimated term of the post-employment obligations.

The assumptions underlying the actuarial valuations from which the amounts recognised in the Historical Combined Financial Information are determined (including discount rates, rates of increase in future compensation levels, mortality rates and healthcare cost trend rates) are updated annually based on current economic conditions and for any relevant changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality corporate bonds; (ii) for future compensation levels, future labour market conditions and (iii) for healthcare cost trend rates, the rate of medical cost inflation in the relevant regions.

While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the obligations and expenses recognised in future accounting periods. The assets and liabilities of defined benefit pension schemes may exhibit significant period-on-period volatility attributable primarily to changes in bond yields and longevity. In addition to future service contributions, significant cash contributions may be required to remediate past service deficits.

Provisions for liabilities

A provision is recognised when there is a present obligation (either legal or constructive) as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where it is anticipated that a provision will be reimbursed, the reimbursement is recognised as a separate asset only when it is virtually certain that the reimbursement will arise. The expense relating to any provision is presented in the Combined Income Statement net of any reimbursement. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in the provision due to passage of time is recognised as an interest expense. Provisions arising on business combination activity are recognised only to the extent that they would have qualified for recognition in the financial statements of the acquiree prior to acquisition. Provisions are not recognised for future operating losses.

Rationalisation and redundancy provisions

Provisions for rationalisation and redundancy are established when a detailed restructuring plan has been drawn up, resolved upon by the responsible decision-making level of management and communicated to the employees who are affected by the plan. These provisions are recognised at the present value of future disbursements and cover only expenses that arise directly from restructuring measures and are necessary for restructuring; these provisions exclude costs related to future business operations. Restructuring measures may include the sale or termination of business units, site closures, and relocation of business activities, changes in management structure or a fundamental reorganisation of departments or business units.

Environmental and remediation provisions

The measurement of environmental and remediation provisions is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, currently enacted laws and regulations and prior experience in remediation of sites. Inherent uncertainties exist in such evaluations primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, the protracted length of the clean-up periods and evolving technologies. The environmental and remediation liabilities provided for in the Historical Combined Financial Information reflect the information available to management at the time of determination of the liability and are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available. Due to the inherent uncertainties described above, many of which are not under management’s control, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future accounting periods.

Legal contingencies

The status of each significant claim and legal proceeding is reviewed by management on a periodic basis and the potential financial exposure is assessed. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be estimated, a liability is recognised for the estimated loss. Because of the uncertainties inherent in such matters, the related provisions are based on the best information available at the time; the issues taken into account by management and factored into the assessment of legal contingencies include, as applicable, the status of settlement negotiations, interpretations of contractual obligations, prior experience with similar contingencies/claims, the availability of insurance to protect against the downside exposure and advice obtained from legal counsel and other third parties. As additional information becomes available on pending claims, the potential liability is reassessed and revisions are made to the amounts accrued where appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on results of operations and financial position.

Taxation – current and deferred

Current tax represents the expected tax payable (or recoverable) on the taxable profit for the period using tax rates enacted for the period. Any interest or penalties arising are included within current tax. Where items are accounted for outside of profit or loss, the related income tax is recognised either in other comprehensive income or directly in equity as appropriate.

Deferred tax is recognised using the liability method on temporary differences arising at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the Historical Combined Financial Information. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill; in addition, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. For the most part, no provision has been made for temporary differences applicable to investments in subsidiaries and joint ventures as the timing of reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. However, a temporary difference has been recognised to the extent that specific assets have been identified for sale or where there is a specific intention to unwind the temporary difference in the foreseeable future. Due to the absence of control in the context of associates (significant influence only), deferred tax liabilities are recognised where appropriate in respect of investments in these entities on the basis that the exercise of significant influence would not necessarily prevent earnings being remitted by other shareholders in the undertaking.

Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets and liabilities are not subject to discounting.

Deferred tax assets are recognised in respect of all deductible temporary differences, carry-forward of unused tax credits and unused tax losses to the extent that it is probable that taxable profits will be available against which the temporary differences can be utilised. The carrying amounts of deferred tax assets are subject to review at each balance sheet date and are reduced to the extent that future taxable profits are considered to be inadequate to allow all or part of any deferred tax asset to be utilised.

The income tax charge is based on reported profit and expected statutory tax rates, which reflect various allowances and reliefs and tax planning opportunities available. The determination of the provision for income tax requires certain judgements and estimates in relation to matters where the ultimate tax outcome may not be certain. The recognition or non-recognition of deferred tax assets as appropriate also requires judgement as it involves an assessment of the future recoverability of those assets. In addition, tax audits may involve complex issues that could require extended periods for resolution. Although management believes that the estimates included in the Historical Combined Financial Information and tax return positions are reasonable, no assurance can be given that the final outcome of these matters will not be different than that which is reflected in the historical income tax provisions and accruals. Any such differences could have a material impact on the income tax provision and profit for the period in which such a determination is made.

Property, plant and equipment

Property, plant and equipment are stated at cost less any accumulated depreciation and any accumulated impairments.

Repair and maintenance expenditure is included in an asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item represent an inflow and the cost of the item can be measured reliably. All other repair and maintenance expenditure is charged to the Combined Income Statement during the financial period in which it is incurred.

Borrowing costs incurred in the construction of major assets which take a substantial period of time to complete are capitalised in the financial period in which they are incurred.

Judgement is exercised in the determination of residual values and useful lives. Depreciation and depletion is calculated to write off the book value of each item of property, plant and equipment over its useful economic life on a straight-line basis at the following rates:

Land and buildings: The book value of mineral-bearing land, less an estimate of its residual value, is depleted over the period of the mineral extraction in the proportion which production for the period bears to the latest estimates of proven and probable mineral reserves. Land other than mineral-bearing land is not depreciated.

Plant and machinery: These are depreciated over the useful economic life of the asset.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the depreciation period or method as appropriate on a prospective basis.

Other Significant Accounting Policies

Investments in associates and joint ventures

Investments in associates and joint ventures are accounted for using the equity method from the date significant influence/joint control is deemed to arise until the date on which significant influence/joint control ceases to exist.

The Combined Income Statement reflects the operation’s share of profit after tax of the related associates and joint ventures. Investments in associates and joint ventures are carried in the Combined Balance Sheet at cost adjusted in respect of post-acquisition changes in the operation’s share of net assets, less any impairment in value. Loans advanced to equity accounted investments that have the characteristics of equity financing are also included in the investment held on the Combined Balance Sheet. If necessary, impairment losses on the carrying amount of an investment are reported within share of equity accounted investments results in the Combined Income Statement.

Revenue recognition

Revenue represents the value of goods and services supplied and is net of trade discounts and value added tax/sales tax. Other than in the case of construction contracts, revenue is recognised to the extent that revenue and related costs incurred or to be incurred are subject to reliable measurement, that it is probable that there will be an inflow of economic benefits and that the significant risks and rewards of ownership have passed to the buyer, usually on delivery of the goods.

Construction contracts

When the outcome of a contract can be estimated reliably, revenue is recognised in accordance with the percentage-of-completion method. The completion percentage is generally measured based on the proportion of contract costs incurred at the balance sheet date relative to the total estimated costs of the contract. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred where it is probable that these costs will be recoverable.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised immediately as an expense. Revenue and/or costs in respect of variations or contracts claims and incentive payments, to the extent that they arise, are recognised when it is probable that the amount, which can be measured reliably, will be recovered from/paid to the customer.

If circumstances arise that may change the original estimates of revenues, costs or extent of progress towards completion, estimates are revised. These revisions may result in increases or decreases in revenue or costs and are reflected in income in the period in which the circumstances that give rise to the revision became known by management.

Business combinations

The acquisition method is applied in accounting for business combinations. The cost of an acquisition is measured as the aggregate of the consideration transferred (excluding amounts relating to the settlement of pre-existing relationships), the amount of any non-controlling interest in the acquiree and, in a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously-held equity interest in the acquiree. Transaction costs are expensed as incurred.

To the extent that settlement of all or any part of consideration for a business combination is deferred, the fair value of the deferred component is determined through discounting the amounts payable to their present value at the date of exchange. The discount component is unwound as an interest charge in the Combined Income Statement over the life of the obligation. Any contingent consideration is recognised at fair value at the acquisition date and included in the cost of the acquisition. The fair value of contingent consideration at acquisition date is arrived at through discounting the expected payment (based on scenario modelling) to present value. In general, in order for contingent consideration to become payable, pre-defined profit and/or profit/net asset ratios must be exceeded. Subsequent changes to the fair value of the contingent consideration will be recognised in profit or loss unless the contingent consideration is classified as equity, in which case it is not remeasured and settlement is accounted for within equity.

The assets and liabilities arising on business combination activity are measured at their acquisition-date fair values. Contingent liabilities assumed in business combination activity are recognised as of the acquisition date, where such contingent liabilities are present obligations arising from past events and their fair value can be measured reliably. In the case of a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously-held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit or loss. When the initial accounting for a business combination is determined provisionally, any adjustments to the provisional values allocated to the consideration, identifiable assets or liabilities (and contingent liabilities, if relevant) are made within the measurement period, a period of no more than one year from the acquisition date.

Goodwill

Goodwill arising on a business combination is initially measured at cost, being the excess of the cost of an acquisition over the net identifiable assets and liabilities assumed at the date of acquisition and relates to the future economic benefits arising from assets which are not capable of being individually identified and separately recognised. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

If the cost of the acquisition is lower than the fair value of the net assets of the subsidiary acquired, the identification and measurement of the related assets and liabilities and contingent liabilities are revisited and the cost is reassessed with any remaining balance recognised immediately in the Combined Income Statement.

The carrying amount of goodwill in respect of associates and joint ventures is included in investments accounted for using the equity method (i.e. within financial assets) in the Combined Balance Sheet.

Where a subsidiary is disposed of or terminated through closure, the carrying value of any goodwill of that subsidiary is included in the determination of the net profit or loss on disposal/termination.

Intangible assets (other than goodwill) arising on business combinations

An intangible asset is capitalised separately from goodwill as part of a business combination at cost (fair value at date of acquisition).

Subsequent to initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. The carrying values of definite-lived intangible assets are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.

Intangible assets are amortised on a straight line basis. In general, definite-lived intangible assets are amortised over periods ranging from one to ten years, depending on the nature of the intangible asset.

Amortisation periods, useful lives, expected patterns of consumption and residual values are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method as appropriate on a prospective basis.

Other financial assets

All investments are initially recognised at the fair value of consideration given plus any directly attributable transaction costs. Where equity investments are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. Unquoted equity investments are recorded at historical cost in accordance with IAS 39 given that it is impracticable to determine fair value.

Leases

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Operating lease rentals are charged to the Combined Income Statement on a straight-line basis over the lease term.

Inventories and construction contracts

Inventories are stated at the lower of cost and net realisable value. Cost is based on the first-in, first-out principle (and weighted average, where appropriate) and includes all expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Raw materials are valued on the basis of purchase cost on a first-in, first-out basis. In the case of finished goods and work-in-progress, cost includes direct materials, direct labour and attributable overheads based on normal operating capacity and excludes borrowing costs.

Net realisable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution. Estimates of net realisable value are based on the most reliable evidence available at the time the estimates are made, taking into consideration fluctuations of price or cost directly relating to events occurring after the end of the period, the likelihood of short-term changes in buyer preferences, product obsolescence or perishability and the purpose for which the inventory is held. Materials and other supplies held for use in the production of inventories are not written down below cost if the finished goods, in which they will be incorporated, are expected to be sold at or above cost.

Amounts recoverable on construction contracts, which are included in receivables, are stated at the net invoiced value of the work done less amounts received as progress payments on account. Cumulative costs incurred, net of amounts transferred to cost of sales, after deducting foreseeable losses, provisions for contingencies and payments on account not matched with revenue, are included as construction contract balances in inventories. Cost includes all expenditure directly related to specific projects and an allocation of fixed and variable overheads incurred in contract activities based on normal operating capacity.

Trade and other receivables

Trade receivables are carried at original invoice amount less an allowance for potentially uncollectible debts. Provision is made when there is objective evidence that the associated debts will not be collected. Bad debts are written-off to the Combined Income Statement on identification.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances held for the purpose of meeting short-term cash commitments and investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value. Bank overdrafts are included within current interest-bearing loans and borrowings in the Combined Balance Sheet. Where the overdrafts are repayable on demand and form an integral part of cash management, they are netted against cash and cash equivalents for the purposes of the Combined Statement of Cash Flows.

Interest-bearing loans and borrowings

All loans and borrowings are initially recorded at the fair value of the consideration received net of directly attributable transaction costs. Subsequent to initial recognition, current and non-current interest-bearing loans and borrowings are, in general, measured at amortised cost employing the effective interest methodology. Fixed rate term loans, which have been hedged to floating rates (using interest rate swaps), are measured at amortised cost adjusted for changes in value attributable to the hedged risks arising from changes in underlying market interest rates. The computation of amortised cost includes any issue costs and any discount or premium materialising on settlement.

Gains and losses are recognised in the Combined Income Statement through amortisation on the basis of the period of the loans and borrowings.

Borrowing costs arising on financial instruments are recognised as an expense in the period in which they are incurred (unless capitalised as part of the cost of property, plant and equipment).

Derivative financial instruments and hedging practices

In order to manage interest rate, foreign currency and commodity risks and to realise the desired currency profile of borrowings, derivative financial instruments (principally interest rate swaps, currency swaps and forward foreign exchange contracts) may be employed. Derivative financial instruments are recognised initially at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. The carrying value of derivatives is fair value based on discounted future cash flows and adjusted for counterparty risk. Future floating rate cash flows are estimated based on future interest rates (from observable yield curves at the end of the reporting period). Fixed and floating rate cash flows are discounted at future interest rates and translated at period end foreign exchange rates.

At the inception of a derivative transaction, the relationship between the hedged item and the hedging instrument is documented, together with its risk management objective and the strategy underlying the proposed transaction. The assessment, both at the inception of the hedging relationship and subsequently on an ongoing basis, of the effectiveness of the hedging instrument in offsetting movements in the fair values or cash flows of the hedged items is also documented. Where derivatives do not fulfil the criteria for hedge accounting, changes in fair values are reported in the Combined Income Statement.

Fair value and cash flow hedges

Fair value hedges and cash flow hedges are used in treasury activities. For the purposes of hedge accounting, hedges are classified either as fair value hedges (which entail hedging the exposure to movements in the fair value of a recognised asset or liability or an unrecognised firm commitment that could affect profit or loss) or cash flow hedges (which hedge exposure to fluctuations in future cash flows derived from a particular risk associated with a recognised asset or liability, or a highly probable forecast transaction that could affect profit or loss).

Where the conditions for hedge accounting are satisfied and the hedging instrument concerned is classified as a fair value hedge, any gain or loss stemming from the re-measurement of the hedging instrument to fair value is reported in the Combined Income Statement. In addition, any gain or loss on the hedged item which is attributable to the hedged risk is adjusted against the carrying amount of the hedged item and reflected in the Combined Income Statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the Combined Income Statement with the objective of achieving full amortisation by maturity.

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective part of any gain or loss on the derivative financial instrument is recognised as other comprehensive income, net of the income tax effect, with the ineffective portion being reported in the Combined Income Statement. The associated gains or losses that had previously been recognised as other comprehensive income are transferred to the Combined Income Statement contemporaneously with the materialisation of the hedged transaction. Any gain or loss arising in respect of changes in the time value of the derivative financial instrument is excluded from the measurement of hedge effectiveness and is recognised immediately in the Combined Income Statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised as other comprehensive income remains there until the forecast transaction occurs. If a hedged transaction is no longer anticipated to occur, the net cumulative gain or loss previously recognised as other comprehensive income is transferred to the Combined Income Statement in the period.

Net investment hedges

Where foreign currency borrowings provide a hedge against a net investment in a foreign operation, and the hedge is deemed to be effective, foreign exchange differences are taken directly to a foreign currency translation reserve. The ineffective portion of any gain or loss on the hedging instrument is recognised immediately in the Combined Income Statement. Cumulative gains and losses remain in equity until disposal of the net investment in the foreign operation at which point the related differences are transferred to the Combined Income Statement as part of the overall gain or loss on sale.

Fair value hierarchy

For financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: valuation techniques for which the lowest level of inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: valuation techniques for which the lowest level of inputs that have a significant effect on the recorded fair value are not based on observable market data.

Emission rights

Emission rights are accounted for such that a liability is recognised only in circumstances where emission rights have been exceeded and the differential between actual and permitted emissions will have to be remedied through the purchase of the required additional rights at fair value. Assets and liabilities arising in respect of under and over-utilisation of emission credits respectively are accordingly netted against one another in the preparation of the Historical Combined Financial Information. To the extent that excess emission rights are disposed of during a financial period, the profit or loss materialising thereon is recognised immediately within cost of sales in the Combined Income Statement.

Foreign currency translation

Items included in the financial information are measured using the currency of the primary economic environment of the operation (“the functional currency”). The Historical Combined Financial Information is presented in the respective functional currency.

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All currency translation differences are taken to the Combined Income Statement with the exception of all monetary items that provide an effective hedge for a net investment in a foreign operation. These are recognised in other comprehensive income until the disposal of the net investment, at which time they are recognised in the Combined Income Statement.

Results and cash flows of subsidiaries, joint ventures and associates with differing functional currencies have been translated into the relevant functional currency at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results and net assets of subsidiaries, joint ventures and associates with differing functional currencies are recognised in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the Combined Income Statement.

Goodwill and fair value adjustments arising on acquisition of a foreign operation are regarded as assets and liabilities of the foreign operation and are translated accordingly.

The principal exchange rates used for the translation of results, cash flows and balance sheets into euro were as follows:

	Average			Period ended
euro 1 =	September 2014	December 2013	December 2012	September 2014	December 2013	December 2012
US Dollar	1.3549	1.3281	1.2848	1.2583	1.3791	1.3194
Pound Sterling	0.8118	0.8493	0.8109	0.7773	0.8337	0.8161
Polish Zloty	4.1752	4.1975	4.1847	4.1776	4.1543	4.0740
Ukrainian Hryvnia	15.1733	10.8339	10.3933	16.2866	11.3583	10.6259
Swiss Franc	1.2180	1.2311	1.2053	1.2063	1.2276	1.2072
Canadian Dollar	1.4819	1.3684	1.2842	1.4058	1.4671	1.3137
Argentine Peso	10.8266	7.2892	5.8492	10.6823	8.9910	6.4890
Turkish Lira	2.9331	2.5335	2.3135	2.8779	2.9605	2.3551
Indian Rupee	82.2624	77.9300	68.5973	77.8564	85.3660	72.5600
Chinese Renminbi	8.3544	8.1646	8.1052	7.7262	8.3491	8.2207
Brazilian Real	3.1028	2.8687	2.5123	3.0821	3.2576	2.7029
Philippine Peso	59.9689	56.4277	54.2463	56.5970	61.2890	54.1070

SECTION B

HISTORICAL COMBINED FINANCIAL INFORMATION RELATING TO LAFARGE EUROPE

ACCOUNTANT’S REPORT ON THE HISTORICAL COMBINED FINANCIAL INFORMATION RELATING TO LAFARGE EUROPE

The Directors	20 February 2015
CRH plc
42 Fitzwilliam Square
Dublin 2
Ireland

Dear Sirs,

Lafarge Europe

We report on the financial information in respect of Lafarge Europe for the years ended 31 December 2012 and 2013 as set out in Section B of Part IV (the “Lafarge Europe Historical Financial Information”). Lafarge Europe has been defined in Note 1 to the Lafarge Europe Historical Financial Information. The Lafarge Europe Historical Financial Information has been prepared for inclusion in the class 1 circular (the “Circular”) dated 20 February 2015 relating to the proposed acquisition by CRH plc of certain assets being disposed of by Lafarge S.A. and Holcim Ltd in advance of their intended merger, on the basis of the accounting policies set out in Note 1.1 to the Lafarge Europe Historical Financial Information. This report is required by rule 13.5.21 of the Listing Rules issued by the UK Listing Authority (the “UKLA Listing Rules”) and is given for the purpose of complying with that rule and for no other purpose.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to ordinary shareholders as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with UKLA Listing Rule 13.4.1R (6) consenting to its inclusion in the Circular.

We have not audited or reviewed the financial information for the nine months ended 30 September 2014 and 2013 and accordingly do not express an opinion thereon.

Responsibilities

The Directors of CRH plc are responsible for preparing the Lafarge Europe Historical Financial Information on the basis of preparation set out in Note 1.2 to the Lafarge Europe Historical Financial Information and in a form that is consistent with the accounting policies adopted in CRH plc’s latest annual accounts.

It is our responsibility to form an opinion on the Lafarge Europe Historical Financial Information and to report our opinion to you.

Basis of Qualified Opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

As described in Note 1.3, the Lafarge Europe Historical Financial Information does not include all of the disclosures required for a complete set of historical financial information prepared in accordance with the basis of preparation set out in Note 1.2. The information required for the Directors of CRH plc to prepare such disclosures is not available because of the nature and objective of the combined financial information prepared by the Sellers for the purposes of the divestment process, upon which the historical financial information included in the Circular is based. The Sellers have confirmed the information is not available to complete full disclosures.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Qualified Opinion

In our opinion, except for the omission of certain disclosures that are required for a complete set of historical financial information as described in the Basis of Qualified Opinion section above, the Historical Financial Information gives, for the purposes of the Circular dated 20 February 2015, a true and fair view of the state of affairs of Lafarge Europe as at 31 December 2013 and 2012, and of its profits, cash flows and changes in equity for the years then ended in accordance with the basis of preparation set out in Note 1.2.

Yours faithfully

Ernst & Young

LAFARGE EUROPE

Combined Income Statement

	Nine months ended 30 September 2014	Nine months ended 30 September 2013	Year ended 31 December 2013	Year ended 31 December 2012
	Unaudited	Unaudited
	€m	€m	€m	€m
Revenue	278	264	339	394
Cost of sales	(209)	(206)	(265)	(279)
Gross profit	69	58	74	115
Operating costs	(43)	(35)	(42)	(52)
Operating profit	26	23	32	63
Finance costs	(3)	(6)	(8)	(7)
Finance income	1	-	1	-
Share of equity accounted investments’ loss	(1)	-	-	-
Profit before tax	23	17	25	56
Income tax expense	(4)	(6)	(7)	(10)
Profit for the financial period	19	11	18	46

Attributable to:
Equity holders of Lafarge Europe	19	12	20	47
Non-controlling interests	-	(1)	(2)	(1)
Profit for the financial period	19	11	18	46

All of the results relate to continuing operations.

LAFARGE EUROPE

Combined Statement of Comprehensive Income

	Nine months ended 30 September 2014	Nine months ended 30 September 2013	Year ended 31 December 2013	Year ended 31 December 2012
	Unaudited	Unaudited
	€m	€m	€m	€m
Profit for the financial period	19	11	18	46
Other comprehensive income
Items that may be reclassified to profit or loss in subsequent periods:
Currency translation effects *	5	(2)	(3)	(10)
	5	(2)	(3)	(10)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement of retirement benefit obligations *	-	-	1	(3)
	-	-	1	(3)
Total other comprehensive income for the period	5	(2)	(2)	(13)
Total comprehensive income for the financial period	24	9	16	33

Attributable to:
Equity holders of Lafarge Europe	23	10	18	34
Non-controlling interests	1	(1)	(2)	(1)
Total comprehensive income for the financial period	24	9	16	33

*	Denotes item is net of tax

LAFARGE EUROPE

Combined Balance Sheet

	As at 30 September 2014	As at 31 December 2013	As at 31 December 2012
	Unaudited
	€m	€m	€m
ASSETS
Non-current assets
Property, plant and equipment	315	334	354
Intangible assets	353	350	351
Investments accounted for using the equity method	-	1	1
Other financial assets	2	3	8
Deferred income tax assets	1	1	1
Other receivables	3	2	2
Total non-current assets	674	691	717
Current assets
Inventories	37	41	47
Trade and other receivables	123	104	213
Cash and cash equivalents	17	14	3
Total current assets	177	159	263
Total assets	851	850	980
EQUITY
Capital and reserves attributable to Lafarge Europe
Paid in capital and consolidated reserves	724	710	840
Foreign currency translation	(73)	(77)	(74)
	651	633	766
Non-controlling interests	(2)	(2)	-
Total equity	649	631	766
LIABILITIES
Non-current liabilities
Deferred income tax liabilities	12	10	7
Retirement benefit obligations	25	26	28
Provisions for liabilities	12	11	28
Total non-current liabilities	49	47	63
Current liabilities
Trade and other payables	90	70	78
Current income tax liabilities	-	-	6
Interest-bearing loans and borrowings	50	91	54
Provisions for liabilities	13	11	13
Total current liabilities	153	172	151
Total liabilities	202	219	214
Total equity and liabilities	851	850	980

LAFARGE EUROPE

Combined Statement of Changes in Equity

	Attributable to the equity holders of Lafarge Europe
	Paid in capital and consolidated reserves	Foreign currency translation reserve	Non- controlling interest	Total equity
	€m	€m	€m	€m
At 1 January 2014	710	(77)	(2)	631
Profit for the financial period	19	-	-	19
Other comprehensive income	-	4	1	5
Total comprehensive income	19	4	1	24
Distribution	(4)	-	-	(4)
Contribution	(1)	-	(1)	(2)
At 30 September 2014 - unaudited	724	(73)	(2)	649

At 1 January 2013	840	(74)	-	766
Profit for the financial year	20	-	(2)	18
Other comprehensive income	1	(3)	-	(2)
Total comprehensive income	21	(3)	(2)	16
Distribution	(151)	-	-	(151)
At 31 December 2013	710	(77)	(2)	631

At 1 January 2012	821	(64)	2	759
Profit for the financial year	47	-	(1)	46
Other comprehensive income	(3)	(10)	-	(13)
Total comprehensive income	44	(10)	(1)	33
Distribution	(50)	-	(1)	(51)
Contribution	25	-	-	25
At 31 December 2012	840	(74)	-	766

LAFARGE EUROPE

Combined Statement of Cash Flows

	Nine months ended 30 September 2014	Nine months ended 30 September 2013	Year ended 31 December 2013	Year ended 31 December 2012
	Unaudited	Unaudited
	€m	€m	€m	€m
Cash flows from operating activities
Profit before tax	23	17	25	56
Financial expenses costs net	2	6	7	7
Share of equity accounted investments’ results	1	-	-	-
Operating profit	26	23	32	63
Impairment charge	11	-	-	8
Depreciation and amortisation of operating assets	18	16	23	22
Other expenses	(1)	(18)	(19)	(1)
Other non-cash items	2	1	-	3
Net movement on working capital	(4)	4	16	(32)
Cash generated from operations	52	26	52	63
Interest paid	(2)	(3)	(4)	(4)
Corporation tax paid	(3)	(5)	(10)	(7)
Cash inflow from operating activities	47	18	38	52
Cash flows from investing activities
Purchase of property, plant and equipment	(6)	(17)	(23)	(16)
Proceeds from disposals of financial assets, intangible and other assets	1	2	1	1
Disposal of property, plant and equipment	-	6	15	-
Cash outflow from investing activities	(5)	(9)	(7)	(15)
Cash flows from financing activities
Payout on ordinary shares – (Distribution) / Contribution	(4)	-	(122)	25
Dividends paid outside Lafarge Europe – Distribution	(2)	-	(29)	(50)
Shareholder borrowings	(34)	(4)	138	(18)
Increase in participation in existing companies	(1)	-	-	-
Cash outflow from financing activities	(41)	(4)	(13)	(43)
Increase/(Decrease) in cash and cash equivalents	1	5	18	(6)
Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents as at January 1	3	(15)	(15)	(9)
Increase/(Decrease) in cash and cash equivalents	1	5	18	(6)
Translation adjustment	-	(2)	-	-
Cash and cash equivalents as at period end	4	(12)	3	(15)
Reconciliation to Combined Balance Sheet
Cash and cash equivalents	17	3	14	3
Bank overdraft (within current interest-bearing loans and borrowings)	(13)	(15)	(11)	(18)
	4	(12)	3	(15)

LAFARGE EUROPE

Notes to the Combined Historical Financial Information

1.	Description of transaction

Lafarge S.A. (‘Lafarge’) is a French limited liability company governed by French law. Holcim Ltd. (‘Holcim’) is a Swiss limited liability company governed by Swiss law.

On 7 April 2014, Holcim and Lafarge (together, the ‘Sellers’) announced their intention to merge their businesses, such merger to be implemented by a tender offer by Holcim for the shares of Lafarge (the ‘Merger’). In order to obtain the regulatory clearances necessary to complete the Merger, the Sellers agreed to divest certain of their businesses. The businesses are grouped geographically into ‘clusters’ and held by newly incorporated or pre-existing subsidiaries of the Sellers, such subsidiaries being collectively referred to as the NewCo Group.

On 1 February 2015, CRH plc (‘CRH’) announced that it had entered into a Binding Offer Letter with Lafarge and Holcim, and the Philippines SPA with Lafarge Holdings (Philippines) Inc., Calumboyan Holdings, Inc., Round Royal Inc. and Southwestern Cement Ventures Inc., to acquire the NewCo Group (the ‘Acquisition’). One of the clusters within NewCo Group is Lafarge’s business activities in Germany and Romania identified in Note 14 – Scope of the combined historical financial information (“Lafarge Europe”).

1.1	Purpose and nature of Combined Historical Financial Information

The Acquisition constitutes a Class 1 transaction pursuant to the UKLA Listing Rules, with CRH required to send an explanatory circular (‘Class 1 Circular’) to its shareholders and obtain their prior approval in an extraordinary general meeting for the Acquisition. The historical combined financial information relating to Lafarge Europe (‘Lafarge Europe Historical Financial Information’) has been prepared specifically for the purposes of inclusion in the Class 1 Circular.

In accordance with the requirements of the Listing Rules, the Lafarge Europe Historical Financial Information has been prepared on the basis of the accounting policies which are set out at pages 27 to 35 of this document (and which form part of the Lafarge Europe Historical Financial Information) and in a form that is consistent with the accounting policies adopted in CRH’s financial statements for the year ended 31 December 2013.

Lafarge Europe has not been formed as a legal group in the past, and has not previously prepared consolidated financial statements. The Lafarge Europe Historical Financial Information has been prepared on a basis that consolidates the results, assets and liabilities of entities comprising Lafarge Europe (as set out in Note 14), except for:

•

Certain assets and liabilities that are part of the Lafarge Europe legal entities are excluded from the scope of the contemplated acquisition. Lafarge Gips Beteiligung GmbH, a company which is part of Lafarge Europe, legally owns shares of Lafarge Plast Holding BV, which is not part of the acquisition. These shares have been excluded from the combined financial information for all periods presented (€22 million statutory book value of the shares have been cancelled in counterpart of Lafarge Europe combined equity). Dividends distributed by Lafarge Plast Holding BV to Lafarge Gips Beteiligung GmbH (€25 million in 2012, €nil million in 2013) have been excluded from the Combined Statement of Income and presented in the Combined Statement of Cash Flows as “contributions”.

•

55.09% shares of Lafarge Ciment Romania S.A. are owned by Lafarge Romania Holding, which is part of Lafarge Europe Group. A further 43.47% shares of Lafarge Ciment Romania S.A. are owned by Financiere Lafarge, which is not part of the acquisition. As Lafarge Ciment Romania S.A. is part of the acquisition, 98.56 % shares of Lafarge Ciment Romania S.A. are included in the Lafarge Europe Group (refer to Note 14). The shares legally owned by Financiere Lafarge are presented as if they were contributed to Lafarge Europe and eliminated for the purpose of this combined financial information.

1.2	Basis of preparation of Lafarge Europe Historical Financial Information

The combined historical financial information presents historical financial information of Lafarge Europe for the years ended 31 December 2012 and 2013 and the nine month periods ended 30 September 2013 and 2014.

The Lafarge Europe Historical Financial Information has been prepared on a basis that combines the assets and liabilities, operations and cash flows of the entities set out in Note 1.1 above using the principles underlying the consolidation procedures of IFRS 10 Consolidated Financial Statements. International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by the EU)) does not provide for the preparation of combined financial information, and accordingly, in preparing the Lafarge Europe Historical Financial Information, certain accounting conventions commonly used for the preparation of historical financial information for inclusion in investment circulars as described in the Annexure to SIR 2000 Standards for Investment Reporting applicable to public reporting engagements on historical financial information issued by the UK Auditing Practices Board have been applied.

The Lafarge Europe Historical Financial Information has been prepared in accordance with the requirements of the UK Listing Rules and in accordance with this basis of preparation. The basis of preparation describes how the financial information has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by the EU), except as described below.

The application of these conventions results in the following material departures from IFRSs as adopted by the EU. In other respects IFRSs as adopted by the EU have been applied.

•	As explained above, the historical financial information is prepared on a combined basis and therefore does not comply with the requirements of IFRS 10 Consolidated Financial Statements.

•

The Lafarge Europe Historical Financial Information does not constitute a set of general purpose financial statements under paragraph 3 of IAS 1 Presentation of Financial Statements and consequently there is no explicit and unreserved statement of compliance with IFRS as contemplated by paragraph 14 of IAS 1.

In addition, and as set out in Note 1.3, certain disclosures required by IFRSs have not been provided.

1.2.1	Basis of combination

As Lafarge Europe has not formed in the past a legal group with a parent company and thus the Lafarge Europe Historical Financial Information is presented on a carve-out basis, it is not meaningful to present share capital nor any analysis of the equity accounts of Lafarge Europe. The net assets of Lafarge Europe (shown as combined equity) reflect the aggregated share capital and other equity accounts of the entities combined as part of this financial information, after elimination of combined investments. Elements of “Other comprehensive earnings” presented in combined equity are, however, presented separately within the Combined Statement of Comprehensive Income.

All cash and other movements in equity accounts in the periods presented, such as cancellation of shares (or share issues), dividends and other distributions or contributions made from/to Lafarge Europe group companies to/from entities outside the scope of combination have been reflected respectively as “Distributions” or “Contributions” in the Combined Statement of Changes in Equity and in the Combined Cash Flow Statement.

Subsidiaries, joint ventures and associates that are part of Lafarge Europe and that were acquired directly or indirectly by Lafarge Europe have been included in the Lafarge Europe Historical Financial Information from the date control, joint control or significant influence was obtained. Legal subsidiaries of Lafarge Europe entities and related business operations that are outside the scope of combination have been excluded from the Lafarge Europe Historical Financial Information since the beginning of the periods presented.

Lafarge Europe has not previously been required to prepare standalone historical combined financial information. In the absence of any requirement or guidelines in IFRSs as adopted by the EU for purchase price allocation accounting for the establishment of combined financial information, purchase price adjustments and goodwill arising from previous acquisitions and allocated to Lafarge Europe reporting entities that form part of Lafarge Europe have been included in the Lafarge Europe Historical Financial Information, as recognised in Lafarge’s consolidated financial statements. Goodwill from previous acquisitions relating to the reporting entities that form part of Lafarge Europe has been allocated at the level for purpose of the foreign currency translation in the Lafarge consolidated financial statements, i.e. the goodwill relating to each entity is calculated by deducting the fair values of the net assets of that entity from the cost of the acquisition of the entity in the relevant functional currency.

All balances arising from routine transactions between Lafarge Europe and other Lafarge entities are presented in the combined financial information as receivables from and payables to third parties outside the scope of combination. All loans and borrowings between Lafarge Europe and other Lafarge entities are presented in the combined financial information as financial assets and liabilities (see Note 10 – related parties).

Lafarge had historically billed royalties and costs in accordance with its agreements to its affiliates including entities part of Lafarge Europe (trade mark, know-how, patent, part of corporate office costs, assistance).

Costs billed by Lafarge to Lafarge Europe were impacted by historical cost allocation arrangements within Lafarge. For the purposes of preparing the Lafarge Europe Historical Financial Information, costs have been allocated to Lafarge Europe based on these historical arrangements. They are not representative of the position that may prevail in the future.

In this context, Lafarge Europe booked an expense amounting to €11 million for the nine-month period ending on 30 September 2014 in operating costs (nine months ended 30 September 2013; €12 million, year ended 31 December 2013; €15 million, year ended 31 December 2012; €14 million).

Lafarge Europe has historically managed its financing needs and cash flow surpluses for the Lafarge Group through its cash pooling activities. For the purposes of preparing the Lafarge Europe Historical Financial Information, such centrally managed financing and cash pooling has been reflected in line with existing balances within Lafarge’s consolidated financial statements at the end of each period presented. Such balances are presented in financial assets and financial liabilities. The interest income and expense recorded in the Historical Combined Statement of Income have been impacted by the financing arrangements within Lafarge. They are not representative of the interest charges that would have been reported if Lafarge Europe had been an independent group. They are not representative of the interest charges that may arise in the future.

The tax expense and deferred tax assets and liabilities recorded in the Lafarge Europe Historical Financial Information have been determined based on the existing balances of tax expense and deferred tax assets and liabilities in Lafarge’s consolidated financial statements at the end of each period presented and as a result have been impacted by the taxation arrangements in some countries.

1.3	Disclosures

The Lafarge Europe Historical Financial Information does not include all of the disclosures required for a complete set of historical financial information, as required by the following standards:

•	IAS 1 Presentation of financial statements

•	IAS 2 Inventories

•	IAS 12 Income taxes

•	IAS 16 Property, plant and equipment

•	IAS 19 Employee benefits

•	IAS 28 Investments in associates and joint ventures

•	IAS 36 Impairment of assets

•	IAS 38 Intangible assets

•	IFRS 8 Operating segments

•	IFRS 7 Financial instruments: disclosure

•	IFRS 12 Disclosures of interests in other entities

•	IFRS 13 Fair value measurement

The information required for the Directors of CRH plc to prepare such disclosures is not available due to the nature and objective of the special purpose financial statements, upon which the Lafarge Europe Historical Financial Information had originally been prepared by the Sellers. As the contemplated Acquisition has not been completed, CRH plc does not possess the ability to obtain the requisite information in order to provide the absent disclosures in the Lafarge Europe Historical Financial Information.

1.4	Financial information requirements of the Listing Rules

The Lafarge Europe Historical Financial Information does not include historical financial information for the year ended 31 December 2011, as required by Listing Rule 13.5.13R, for the same reason that the information referred to in note 1.3 above has not been disclosed.

1.5	Foreign currency translation

The schedule below presents foreign exchange rates for the main currencies used within Lafarge Europe Group:

euro 1 =	2013	2013	2012	2012
	Average rate	Year-end rate	Average rate	Year-end rate
Romanian Leu (RON)	4.4192	4.4710	4.4580	4.4445

Note 2 – Elements related to the combined income statement

a)	Emission rights:

•

In Germany, in 2013, in connection with the discussions held at year-end about the final allocation process of free of charge emission rights for 2013 on EU-level, the German government had not allocated the emission rights as of 31 December 2013. Lafarge Zement company had received preliminary grants for Karsdorf and Wossingen in 2013 (government document based on actual law) but did not receive the final emission rights in the government register yet. Based on these preliminary grants Lafarge Zement has determined that it was not necessary to purchase additional emission rights due to the actual carbon emission. Therefore no provision for emission rights has been booked in compliance with IFRS.

•

As at 30 September 2014, Lafarge Zement received the final 2013 emission rights in the government register and has not identified any shortage between 2013 emission rights granted and 2013 actual emissions.

•

Based on its estimate, Lafarge Zement has not identified any shortage as of 30 September 2014 between 2014 emission rights granted free of charge and estimated emissions. As a result, no provision has been booked.

•	Lafarge Zement has not sold as at 30 September 2014 any estimated surplus of emission rights related to 2013 grant and to 2014 grant.

•

In Germany, in 2012 Lafarge Europe received emission rights surplus. Surplus have been sold on the market and the proceeds have been recorded as a reduction of “Cost of sales” for a total amount of €5 million.

•

In Romania, in 2013, in connection with the discussions held at year-end about the final allocation process of free of charge emission rights for 2013 on EU-level, the allocation of emission rights had not been finalised as at 31 December 2013 in the Romanian register. In early 2014, emission rights related to 2013 quotas have been granted and Lafarge Europe disposed of 2013 surplus for total consideration of €3 million booked in 2014 Combined Income Statement as a reduction of “Cost of sales”.

•

Based on its estimate, Lafarge Romania has not identified any shortage as of 30 September 2014 between 2014 emission rights granted free of charge and estimated emissions. As a result, no provision has been booked.

•	Lafarge Romania has not sold as at 30 September 2014 any estimated surplus of emission rights related to 2014 grant.

b)	Operating costs include the following:

•

In 2014, Lafarge Europe booked an impairment expense related to the limestone quarry of Sotenich (€7 million). Sotenich kiln had been impaired in 2012 (€5 million) and the business plan prepared as at 31 December 2012 and 31 December 2013 to recover the book value of the quarry has not been achieved. As a result, in compliance with IAS 36 Impairment of  Assets, Lafarge Europe booked an impairment corresponding to the net book value of the limestone quarry.

•	In 2014, Lafarge Europe booked a provision for the dismantling costs of Sotenich kiln (€2 million) in connection with the ending of Sotenich kiln operating licence.

•

In 2014, Lafarge’s Romanian subsidiary has progressed in the negotiation of the disposal of the cement mill booked in construction work in progress (net book value €14 million). Based on its best estimate, Lafarge Europe booked an impairment amounting to €2 million corresponding to the difference between the estimated disposal price and the net book value.

•

In 2012, Lafarge Europe booked an impairment expense related to some fixed assets in Germany (€8 million). This impairment relates to the Sotenich kiln (€5 million) and one kiln of Karsdorf (€3 million).

C – Finance income and costs

	Nine months ended 30 September 2014	Nine months ended 30 September 2013	Year ended 31 December 2013	Year ended 31 December 2012
	Unaudited	Unaudited
	€m	€m	€m	€m
Finance income	1	-	1	-
Of which Romania	1	-	-	-
Of which Germany	-	-	1	-
Finance costs	(3)	(6)	(8)	(7)
Of which Romania	(2)	(3)	(4)	(4)
Of which Germany*	(1)	(3)	(4)	(3)
Total finance cost	(2)	(6)	(7)	(7)

*	In 2013, financial expenses included a €2 million loss related to the disposal of a non-consolidated investment (Lafarge Beton Germany).

D – Income tax expense

	Nine months ended 30 September 2014	Nine months ended 30 September 2013	Year ended 31 December 2013	Year ended 31 December 2012
	Unaudited	Unaudited
	€m	€m	€m	€m
Profit before tax	23	17	25	56
Income tax expense	(4)	(6)	(7)	(10)
Tax rate	19.0%	34.9%	29.0%	18.2%

	Nine months ended 30 September 2014			Nine months ended 30 September 2013
	Unaudited			Unaudited
	Romania €m	Germany €m	Total €m	Romania €m	Germany €m	Total €m
Profit before tax	21	2	23	10	7	17
Income tax expense	(4)	-	(4)	(2)	(4)	(6)
Tax rate	18.50%	26.90%	19.00%	24.30%	50.00%	34.90%

	Year ended 31 December 2013			Year ended 31 December 2012
	Romania €m	Germany €m	Total €m	Romania €m	Germany €m	Total €m
Profit before tax	13	12	25	50	6	56
Income tax expense	(2)	(5)	(7)	(8)	(2)	(10)
Tax rate	19.50%	39.10%	29.00%	16.20%	33.80%	18.20%

Tax expense reconciliation – Lafarge Romania

	Nine months ended 30 September 2014	Nine months ended 30 September 2013
	Unaudited	Unaudited
	€m	€m
Profit before tax	21	10
Income tax with theoretical tax rate (@16%)	(4)	(2)
Income tax provided	(4)	(2)
Effective tax rate	18.5%	24.3%

Tax expense reconciliation – Lafarge Germany

	Nine months ended 30 September 2014	Nine months ended 30 September 2013
	Unaudited	Unaudited
	€m	€m
Profit before tax	2	7
Income tax with theoretical tax rate (@28%)	-	(2)
Tax assessment impact	-	(2)
Income tax provided	-	(4)
Effective tax rate	26.9%	50.0%

The table below presents the corporate tax rates applicable:

	30 September 2014	30 September 2013	31 December 2013	31 December 2012
	Unaudited	Unaudited
	%	%	%	%
Romania	16%	16%	16%	16%
Germany	28.10%	28.10%	28.10%	28.10%

Note 3 – Property, plant and equipment

Comments related to property, plant and equipment assets in Germany

In 2012, an impairment has been booked related to Sotenich kiln for an amount of €5 million (Sotenich’s site has been used as a grinding facility since 2011) and related to one kiln of Karsdorf plant for an amount of €3 million. As at 31 December 2013, the limestone quarry of Sotenich is mothballed, its net book value amounts to €7 million. Lafarge Europe established a business plan for the limestone quarry and evidenced, based on its assumptions, that no impairment was required for the limestone quarry. In 2014, since the business plan prepared as at 31 December 2013 to recover the book value of the limestone quarry has not been achieved, in compliance with IAS 36 Impairment of Assets, Lafarge Europe booked an impairment corresponding to the net book value of the limestone quarry.

In 2013, in Germany, during the last quarter, Lafarge Europe disposed of some spare parts stored in Karsdorf with a total gain of €3 million (sales price €4 million). As at 31 December 2013, tangible assets in progress include €4 million related to other spare parts that Lafarge Europe plans to dispose; since no loss is expected, they have not been impaired. As at 30 September 2014, since these spare parts have not been sold yet, Lafarge Europe reclassified corresponding amount (€4 million) from tangible assets in progress to fixed assets and started to depreciate related parts (€1 million depreciation expense booked as at 30 September 2014).

Comments related to property, plant and equipment in Romania

In Romania, as at 1 January 2012, construction work in progress included two cement mills that were planned to be sold within Lafarge Group. Total book value amounted to €24 million.

•

The first cement mill (net book value of €10 million) was sold in 2013 (€1 million gain recorded) . The transaction was partly achieved as at 30 September 2013 (€6 million book value of related assets sold with no capital gain) and finalised as at 31 December 2013 (total in 2013: €10 million of assets sold and €1 million capital gain).

•

The second cement mill net book value amounts to €14 million. As at 31 December 2013, Lafarge Europe considered that it would sell it within the Lafarge Group and recover its net book value. As a result, no impairment had been booked. As at 30 September 2014, based on the progress of the negotiations, Lafarge Europe booked a €3 million impairment charge.

In Romania, Lafarge Europe owns export terminal equipment operated by Sicim: buildings (net book value €nil million) and some equipment (net book value €1 million). The assets are currently operated at low utilisation rate but Lafarge Europe consider that they are strategic to its cement business and as a result Lafarge Europe considered that those assets are part of the cash generating unit for impairment test purposes. No impairment has been booked.

In Romania, in order to adapt to the decrease in market demand, the use of kiln 10 and related equipment from Medgidia plant has been temporarily stopped since 2010. The net book value of those assets amounts to €3 million as at 30 September 2014 (€4 million as at 31 December 2013). Lafarge Europe considers that those assets will be re-operated in the near future and as a result has not booked any impairment.

In Romania, following the privatisation in 1997, the company received a grant used for the acquisition of property, plant and equipment. The grant has been recorded as a reduction of property, plant and equipment and depreciated over the useful life of related items. The net book value of this grant booked as a reduction of property, plant and equipment amounts to €31 million as at 30 September 2014 (31 December 2013: €33 million, 31 December 2012: €37 million).

Lafarge Romania is in the process of being granted an investment subsidy for the development of a processing plant for waste in order to use it as alternative fuel. The project value is estimated to be €9 million, the funding is €7 million payable in two equal instalments. The project is in the initial stage and the respective equipment has not been acquired yet. As a result, Lafarge Romania recognised a current receivable and a current liability in relation to the first instalment of the government grant due. When the project progresses and fixed assets are acquired, this subsidy will be booked as a reduction of the corresponding fixed assets.

Note 4 – Intangible assets

Intangible assets are primarily comprised of €350 million of goodwill as at 30 September 2014 (31 December 2013: €346 million, 31 December 2012: €348 million). Changes are mainly due to changes in foreign exchange rates of RON versus EUR. As at 30 September 2014, intangible assets are comprised of €303 million goodwill in Romania and €47 million goodwill in Germany (31 December 2013: €299 million of goodwill in Romania and €47 million of goodwill in Germany). Impairment tests implemented as at 31 December 2013 have not led to the identification of an impairment. Lafarge Europe has not identified any impairment indicators as at 30 September 2014.

Note 5 – Provisions for liabilities

	Site restoration and other environmental provisions	Litigation	Tax risks/ claims	Other provisions	Total
	€m	€m	€m	€m	€m
As at 1 January 2014	4	7	2	7	20
Provisions recognised during the period	1	-	-	2	3
As at 30 September 2014 - Unaudited	5	7	2	9	23
of which short-term provisions**	-	2	-	9	11
of which long-term provisions	5	5	2	-	12

	Site restoration and other environmental provisions	Litigation	Tax risks/ claims	Other provisions	Total 2013	Total 2012
	€m	€m	€m	€m	€m	€m
As at 1 January 2013	3	26	1	8	38	33
Change in structure*	-	(2)	-	-	(2)	4
Provisions recognised during the year	1	2	1	1	5	4
Provisions used during the year	-	(17)	-	(1)	(18)	(2)
Provisions reversed during the year	-	(2)	-	(1)	(3)	(1)
As at 31 December 2013	4	7	2	7	20	38
of which short-term provisions**	-	2	-	7	9	11
of which long-term provisions	4	5	2	-	11	27

*Note: “change in structure” relates to a reclassification of €nil million (year ended 31 December 2013; €2 million) with other elements in the balance sheet.

**Note: in the Combined Balance Sheet, current provisions for liabilities includes short term pension provisions (€2 million as at 30 September 2014 and €2 million as at 31 December, 2013).

Main changes in the provisions from 31 December 2013 to 30 September 2014 are related to the following:

•

Provision for the dismantling of Sotenich kiln: in connection with the ending of Sotenich kiln operating licence, Lafarge Zement estimated the costs it will have to incur to dismantle related assets and booked a corresponding provision in 2014 (€2 million).

•

Increase in road tax provisions in Romania (€1 million as at 31 December 2013 and €2 million as at 30 September 2014): Lafarge Romania signed an agreement with the local authorities of Hoghiz plant according to which Lafarge Romania will partly finance civil works on the existing road and the construction of a ring road. Lafarge Romania’s contribution is based on free building materials deliveries. The 2014 increase in the provision is related to the update of the production costs related to the funding contribution commitment.

Following investigations of the German cement market, the German competition authority, the Bundeskartellamt, announced on 14 April 2003, that it was imposing fines on the major German cement companies, including one for €86 million on Lafarge Zement, a German cement subsidiary for anti-competitive practices in Germany. Considering that the amount of the fine was disproportionate in light of the actual facts, Lafarge Zement has brought the case before the Higher Regional Court, the Oberlandesgericht, in Dusseldorf. Moreover, on 15 August 2007, Lafarge Zement partially withdrew its appeal. Consequently Lafarge Zement paid an amount of €16 million on 2 November 2007 and reduced the related provision by the same amount.

Finally, the Court’s decision relating to the remaining part of the appeal was issued on 26 June 2009, exempting Lafarge Zement partly and reducing the remaining fine very significantly to €24 million. Lafarge Zement has appealed to the Supreme Court on the basis of legal grounds. Following a final judgment by the Federal Supreme Court on 9 April 2013, the final net payment borne by Lafarge Zement pursuant to this procedure amounted to €18 million. Provision amounted to €18 million as of 31 December 2012 related to this case. In 2013 €17 million was paid and €1 million was reversed. Other provisions booked for related interests amounting to €2 million have been paid.

In parallel to the above closed case, starting in 2006, a civil action was brought before the Dusseldorf District Court (“Landgericht”) by third parties claiming for damages resulting from such anti-competitive practices in Germany. Procedures took place and, on 17 December 2013, the “Landgericht” of Dusseldorf rejected the damage claim and also upheld its position that the claims are time-barred. Claimants lodged an appeal to the Court of Appeal (“Oberlandesgericht”) against the verdict. The probable exposure has been estimated and booked in provisions (€6 million).

Note 6 – Net financial liabilities

	As at 30 September 2014		As at 31 December 2013		As at 31 December 2012
		Of which related to Lafarge Group		Of which related to Lafarge Group		Of which related to Lafarge Group
	Unaudited	Unaudited
	€m	€m	€m	€m	€m	€m
Interest-bearing loans and borrowings:
Bank overdraft	13	-	11	-	18	-
Current account*	37	37	80	80	36	36
Total	50	37	91	80	54	36
Cash and cash equivalents	(17)	-	(14)	-	(3)	-
Other receivables**	(59)	(59)	(63)	(63)	(157)	(157)
Net Debt	(26)	(22)	14	17	(106)	(121)

*	current liability account between Lafarge Europe and Lafarge Group, as at 30 September 2014, which mainly related to;

•	€32 million between Lafarge SA and Lafarge Europe Romanian activities (31 December 2013: €57 million)

•	€5 million between Cizkov (entity of Lafarge’s Group outside of Lafarge Europe’s scope) and Lafarge Europe’s German activities (31 December 2013: €19 million)

The decrease of this current liability account between 31 December 2013 and 30 September 2014 is mainly due to the decrease of the loans granted by Lafarge SA to Lafarge Europe in Romania by €25 million and in Germany by €19 million.

** current asset account between Lafarge Europe and Lafarge Group: the decrease between 31 December 2013 and 30 September 2014 is primarily related to the decrease of the loan granted by Lafarge Europe Romania to Lafarge SA by €5 million.

The decrease between 2012 and 2013 relates to the capital reduction; (€124 million) of Lafarge Gips Beleiligungs GmbH mainly repaid to Lafarge SA and the subsequent reduction of the loan granted to Lafarge SA partly offset by the increase of the loan granted by Lafarge Europe Romania to Lafarge SA by €20 million. The loan granted by Lafarge Gips Beteiligungs GmbH to Lafarge SA (€119 million as at 31 December 2012 and €nil million as at 31 December 2013) was not subject to interest.

Maturity of debt as at 30 September 2014 – Unaudited

	Debt external to Lafarge’s Group	Debt towards Lafarge Group
	€m	€m
2014	13	37
2015	-	-
2016	-	-
2017	-	-
Beyond five years	-	-
Total debt (external to Lafarge / towards Lafarge)	13	37
Total debt		50

Maturity of debt as at 31 December 2013

	Debt external to Lafarge’s Group	Debt towards Lafarge Group
	€m	€m
2014	11	80
2015	-	-
2016	-	-
2017	-	-
Beyond five years	-	-
Total debt (external to Lafarge / towards Lafarge)	11	80
Total debt		91

Maturity of debt as at 31 December 2012

	Debt external to Lafarge’s Group	Debt towards Lafarge Group
	€m	€m
2013	18	36
2014	-	-
2015	-	-
2016	-	-
Beyond five years	-	-
Total debt (external to Lafarge / towards Lafarge)	18	36
Total debt		54

Note 7 – Retirement benefit obligations

	Nine months ended 30 September 2014	Year ended 31 December 2013	Year ended 31 December 2012
	Unaudited
Defined benefit plans	€m	€m	€m
Balance sheet at opening: Prepaid	1	1	1
Balance sheet at opening: Accrued	28	30	25
Net periodic pension cost (P&L): Profit/(Loss)	(1)	2	3
Amounts recognised in the Combined Statement of Comprehensive Income	-	(2)	4
Employers contributions paid in period	-	(2)	(2)
Balance sheet at closing: Prepaid	1	1	1
Balance sheet at closing: Accrued	27	28	30

Accrued balance is split in the Combined Balance Sheet between current “provisions for liabilities” and “retirement benefit obligations”.

As of 30 September 2014, provisions related to pensions amounts:

•	€27 million for Germany (€28 million as of 31 December 2013)

The primary assumptions made to account for pensions and end of service benefits are as follows:

	As at 30 September 2014	As at 30 September 2013	As at 31 December 2013	As at 31 December 2012
	Unaudited	Unaudited
	%	%	%	%
Discount rate	3.5%	3.5%	3.5%	3.5%
Salary increase	3.0%	3.0%	3.0%	3.0%

Note 8 – Deferred tax

The tax expense and deferred tax assets and liabilities recorded in the combined financial information have been determined based on the existing balances of tax expense and deferred tax assets and liabilities in Lafarge’s consolidated financial statements at the end of each period presented and as a result have been impacted by the taxation arrangements in Germany.

In Germany, as per tax rules, prior years’ losses may not be eligible to be carried forward in the context of the Acquisition. This has not been considered in establishing the historic combined financial information.

In Romania, the net deferred tax asset of Lafarge Agregate Betoane SA amounts to €1 million as at 30 September 2014 and includes €2 million deferred tax assets related to tax losses carried forward (tax losses amounts to RON 58 million as of 30 September 2014 corresponding to €2 million deferred tax assets).

Lafarge Romania management considers that losses carried forward of Lafarge Agregate Betoane will be used to offset taxable profit that will be generated by cement activity following the merger of related entities planned in 2015 and the entire accumulated tax losses will be utilised in that year.

The table below presents the detail of deferred tax assets (DTA), deferred tax liabilities (DTL), effective tax rate and net operating losses carried forward:

	As at 30 September 2014	As at 31 December 2013	As at 31 December 2012
	Unaudited
	€m	€m	€m
DTA presented in the Combined Balance Sheet	1	1	1
Of which Romania	1	1	1
Of which Germany	-	-	-
DTL presented in the Combined Balance Sheet	(12)	(10)	(7)
Of which Romania	(4)	(4)	(5)
Of which Germany	(8)	(6)	(2)

DTL presented above in Germany corresponds to the net balance between DTL and DTA (DTA and DTL are presented net in connection with the Organschaft). DTA include the following losses carried forward:
	As at 30 September 2014	As at 31 December 2013	As at 31 December 2012
	Unaudited
DTL in Germany are partially offset by:	€m	€m	€m
Losses carried forward of Lafarge Gypsum, part of the tax Group	14*	16	18
Losses carried forward of Lafarge Zement (initiated before the tax Group implementation), part of the tax Group	4	4	5

*	estimated

Note 9 – Elements related to the Combined Statements of Changes in Equity

	Nine months ended 30 September 2014	Year ended 31 December 2013	Year ended 31 December 2012
	Unaudited
	€m	€m	€m
Payout on ordinary shares	-	(122)	-
Germany	-	(122)	-
Romania	-	-	-
Dividends paid to entities outside Lafarge Europe’s scope	(5)	(29)	(50)
Germany	-	(12)	-
Romania	(5)	(17)	(50)
Distribution	(5)	(151)	(50)
Variation dividend payables	1	-	-
Distribution as per cash flow statement	(4)	(151)	(50)
Acquisition of minority stake - Romania	(2)	-	-
Dividends received from entities divested from Lafarge Europe’s scope – Germany	-	-	25
Contribution as per cash flow statement	(2)	-	25

For the nine-month period ending 30 September 2014:

•

(€5 million) distribution is mainly attributable to dividends voted and to be distributed by Lafarge Ciment Romania to Financiere Lafarge (€4 million). Changes in dividends payables are related to the fact that these dividends to Financiere Lafarge have not been paid by Lafarge Ciment Romania as of 30 September 2014.

•

€1 million contribution is due to the acquisition by Lafarge Europe (Lafarge Ciment SA) of additional shares in Lafarge Agregate Betoane for a total consideration of €1 million. The shareholding of Lafarge Ciment SA in Lafarge Agregate Betoane increased from 84.63% to 94.95%.

For the year ended 31 December 2013, the (€151 million) distribution is mainly attributable to:

•	dividends paid by Lafarge Ciment Romania S.A. to Financiere Lafarge (€15 million);

•	dividends paid by Lafarge Gips Beteiligungs GmbH to Lafarge Gypsum International (€12 million);

•	the capital reduction (€124 million) of Lafarge Gips Beteiligungs GmbH repaid to Lafarge SA.

For the year ended 31 December 2012, the (€50 million) distribution is mainly attributable to dividends paid:

•	by Lafarge Romania Holding to Financiere Lafarge (€29 million)

•	by Lafarge Ciment Romania S.A. to Financiere Lafarge (€17 million)

Note 10 – Related parties

Transactions with Lafarge’s Group are related to:

•

Royalties and costs billed by Lafarge’s Group to its affiliates including entities part of Lafarge Europe (trade mark, know-how, patent, part of corporate office costs, assistance). The costs billed by Lafarge to Lafarge Europe entities were impacted by the arrangements that existed between Lafarge entities in connection with the allocation of the costs incurred for the purpose of Lafarge Europe’s operations. They are not representative of the position that may prevail in the future.

•

Financial costs / revenues related to financing agreements (cash pooling, loans granted by Lafarge Group to Lafarge Europe and loans granted by Lafarge Europe to Lafarge’s Group) between Lafarge’s Group and its affiliates including entities part of Lafarge Europe Group. Lafarge’s has historically managed its financing needs and cash flow surpluses for Lafarge Group through its cash pooling activities. For the purposes of preparation of the combined financial information, such centrally managed financing agreements and cash pooling agreements have been reflected in the combined financial information in line with existing balances within Lafarge consolidated financial statements at the end of each period presented. Such balances are presented in financial assets and liabilities. The interest income and expense recorded in the Combined Income Statement have been impacted by the financing arrangements within Lafarge. They are not representative of the interest charges that would have been reported if the Group had been an independent group. They are not representative of the interest charges that may arise in the future.

Combined Balance Sheet of related parties

	As at 30 September 2014	As at 31 December 2013	As at 31 December 2012
	Unaudited
	€m	€m	€m
Trade and other receivables	60	65	167
Total current assets	60	65	167
Investments accounted for using the equity method	1	-	1
Other financial assets	-	1	1
Total non-current assets	1	1	2
Total assets	61	66	169
Trade and other payables	16	10	12
Interest-bearing loans and borrowings	37	80	36
Total current financial liabilities	53	90	48
Total liabilities	53	90	48

Combined Income Statement of related parties

	Nine months ended 30 September 2014	Nine months ended 30 September 2013	Year ended 30 December 2013	Year Ended 30 December 2012
	Unaudited	Unaudited
	€m	€m	€m	€m
Revenue	-	-	-	-
Cost of sales	-	-	-	-
Gross profit	-	-	-	-
Operating costs*	(11)	(12)	(14)	(15)
Operating profit	(11)	(12)	(14)	(15)
Finance costs	(1)	(2)	(3)	(3)
Loss before tax	(12)	(14)	(17)	(18)
Income tax expense	-	-	-	-
Loss for the financial period	(12)	(14)	(17)	(18)

*

Lafarge had historically billed royalties and costs in accordance with its agreements to its affiliates including entities part of Lafarge Europe (trade mark, know-how, patent, part of corporate office costs, assistance): related costs are booked in “operating costs”.

Note 11 – Elements related to the Combined Statement of Cash Flows

Cash generated from operations – Other income €11 million for the nine months ended 30 September 2014 is mainly comprised of the following elements booked in the “Operating profit” of the Combined Income Statement with no cash-flow impact:

•	(€7 million) Sotenich quarry impairment expense

•	(€2 million) related to Sotenich kiln dismantling costs provision expense

•	(€2 million) related to the cement mill impairment expense in Romania

Cash flows from operating activities – Other expenses (€19 million) for the year ended 31 December 2013 (€18 million for nine months ended 31 September 2013) is mainly related to the competition fine paid in Germany and related litigation costs.

Note: Interests related to this competition fine paid during the nine-month period ending on 30 September 2013 (€2 million) have been classified in the line “interest paid” of the Combined Statement of Cash Flows.

Cash flows from investing activities – (Purchase)/Disposal of property, plant and equipment include in particular the following disposals:

•	In 2013, the disposal of a cement mill in Romania for €6 million as at 30 September 2013 (€11 million as at 31 December, 2013);

•	Note: During the last quarter of year 2013, Lafarge Germany sold some spare parts stored in Karsdorf in Germany for €4 million, no significant amount involved as at 30 September 2013.

Cash flows from investing activities – Disposal of financial assets, intangible and other assets:

•	€1 million as at 30 September 2014 mainly related to restricted cash, prepaid pension assets and long term receivables;

•	€2 million as at 30 September 2013 is mainly related to Lafarge Beton Germany disposal (Fenger) €1 million (financial assets disposal led to a €2 million loss being booked in 2013 financial expenses).

Cash flows from financing activities – (€40 million) as at 30 September 2014, is mainly related to the decrease of the loans granted by Lafarge SA to the Lafarge Europe Romania by €25 million and to Lafarge Europe Germany by €19 million.

Cash flows from financing activities – Increase in participation of existing companies: acquisition of participation in Lafarge Europe cluster companies: in 2014, Lafarge Cement, which already had the control of Lafarge Agregate Betoane with 84.63% of shares issued, acquired an additional stake to reach 94.95% ownership for a total consideration of €1 million. Since Lafarge Cement already had the control, the transaction with non-controlling interest has been booked in the equity.

Payout on ordinary shares – (Distribution)/Contribution:

•	€122 million in the year ended 31 December 2013 is related to the capital reduction of Lafarge Beteiligungs GmbH mainly repaid to Lafarge SA;

•	€25 million in the year ended 31 December 2012 is mainly related to dividends distributed by Lafarge Plast Holding BV to Lafarge Gips Beteiligung GmbH.

Dividends paid to non-controlling interest – (Distribution):

•

€29 million in the year ended 31 December 2013 is mainly related to dividends paid by Lafarge Ciment Romania S.A. to Financiere Lafarge (€16 million) and by Lafarge Gips Beteiligungs GmbH to Lafarge Gypsum International (€12 million);

•

€50 million in the year ended 31 December 2012 is mainly related to dividends paid by Lafarge Romania Holding to Financiere Lafarge (€29 million) and by Lafarge Ciment Romania S.A. to Financiere Lafarge (€17 million).

Note 12 – Contingencies, guarantees and commitments

	Maturity < 1 year	Maturity >1 year and < 5 years	Maturity > 5 years	Total at 31 December 2013
	€m	€m	€m	€m
Purchase commitment	9	7	2	18
Guarantees given	9	7	2	18
Non capitalized lease commitments	2	6	2	10
Other commitments	6	-	-	6
Commitments	8	6	2	16
Guarantees received	3	3	-	6

	Maturity < 1 year	Maturity >1 year and < 5 years	Maturity > 5 years	Total at 31 December 2012
	€m	€m	€m	€m
Purchase commitment	20	5	3	28
Guarantees given	20	5	3	28
Non capitalised lease commitments	2	5	3	10
Other commitments	3	-	-	3
Commitments	5	5	3	13
Guarantees received	4	2	-	6

Purchase commitments

In the ordinary course of business, Lafarge Europe enters into purchase commitments: at 31 December 2013, the Lafarge Europe’s purchase commitments amounted to €18 million (€28 million in 2012). Purchase commitments are reported only for non-cancellable agreements; for the others, the minimum commitment is disclosed.

•	In Germany purchase commitments, amounted to €14 million as of 31 December 2013, are mainly related to power, transport and slag purchase contracts.

•

In Romania purchase commitments, amounted to €4 million as of 31 December 2013, are related to quarry agreements signed with Mihai Ionescu for land plots in Turcoaia location. In connection with the litigation about this agreement, despite the duration of 40 years of this contract signed in 2007, Lafarge Romania considers that it will have no commitment after 2019 or will manage to negotiate to exit of the contract with no penalty and as a result, no purchase commitment has been reported.

Non-capitalised lease commitments

The Group is committed as lessee in operating leases for land, building and equipment. The amount in off balance sheet commitments corresponds to future minimum lease payments. Total rental expense under operating leases was €11 million and €9 million for the years ended 31 December 2013 and 2012.

•	In Germany non capitalised lease commitments, amounted to €2 million as of 31 December 2013, are mainly related to IT rent and car leases.

•	In Romania non capitalised lease commitments, amounted to €8 million as of 31 December 2013, are mainly related to:

•	Rental of property in Oltenita location for 20 years (13 years outstanding as of 31 December 2013);

•

Rental of land from Baia Mare City Hall related to Tau Rosu quarry exploitation for 8 years (€100,000 per year) and a commitment of €200,000 given to Baia Mare Community, evenly split over a 8 years period;

•	Auto leasing, rental of pumps and concrete mixers maturing in 2018;

•	An operating lease agreement for office rent over a period of 5 years concluded in 2013 by Lafarge Ciment Romania (as of 31 December 2013 the outstanding amount is €2 million);

•	Royalties linked to concession agreements for quarries in Medgidia and Hoghiz locations.

Other commitments amounted to €6 million as of 31 December 2013 (€3 million as of 31 December 2012), of which €4 million is in Romania and €2 million is in Germany. Other commitments are mainly related to guarantee letters issued.

Contingencies

In the ordinary course of business, Lafarge Europe is involved in lawsuits, claims of a various nature, investigations and proceedings, including product liability, commercial, environmental, health and safety matters, etc. Lafarge Europe operates in countries where political, economic, social and legal developments could have an impact on Lafarge Europe’s operations. The effects of such risks which arise in the normal course of business are not foreseeable and are therefore not included in the accompanying combined financial information.

Refer to Note 13 - Litigation that describes Lafarge Europe contingencies exposure as at 31 December 2013. It is possible, but not probable, that the respective legal cases will result in future liabilities.

Note 13 – Litigation

Competition litigations and investigations

Europe – Cement: In November 2008, the major European cement players, including Lafarge, were investigated by the European Commission for alleged anti-competitive practices. By a letter dated 6 December 2010, the Commission notified the parties of the opening of an official investigation (which did not however constitute a statement of objection), while reminding them that at that stage, it did not have conclusive evidence of anti-competitive practices. The alleged offences, which will be the subject of the detailed investigation, involve any possible restrictions of commercial trade in or upon entry to the European Economic Area, market sharing, and coordination of prices on the cement and related markets (concrete, aggregates). In the case of Lafarge, seven countries are quoted: France, the United Kingdom, Germany, Spain, the Czech Republic, Greece and Austria. Lafarge answered to the Commission’s various requests for information. In November 2011, further to the answer by Lafarge of the last questionnaire received, the Commission notified Lafarge an injunction to waive any reserve to the answer and provide any further information deemed necessary to complete its investigation, under the threat of a penalty. Lafarge promptly complied with this new request for information and lodged a lawsuit with a view to obtaining the annulment of such injunction decision. By letter received on 15 January 2013, the European Commission confirmed that no penalty will be imposed to Lafarge under this injunction and, accordingly, Lafarge withdrew the lawsuit aiming to obtain its annulment. During the third quarter of 2012, European officials visited the French, German and European cement association. The completion date of this investigation is unknown and no conclusion can be drawn at this stage.

Germany – Cement: On 14 April 2003, the German competition authority (the Bundeskartellamt), announced that it was imposing fines on the major German cement companies, including Lafarge Zement, for anti-competitive practices in Germany. Further to the different steps of procedures and decisions from this date, and following a final judgment by the Federal Supreme Court on 9 April 2013, the final net payment borne by Lafarge Zement pursuant to this procedure amounted to €34 million.

In parallel to the above closed case, starting in 2006, a civil action was brought before the Dusseldorf District Court (“Landgericht”) by third parties claiming for damages resulting from such anti-competitive practices in Germany. Procedures took place and, on 17 December 2013, the “Landgericht” of Dusseldorf rejected the damage claim and also upheld its position that the claims are not admissible. Claimants lodged an appeal to the Court of Appeal (“Oberlandesgericht”) against the verdict.

A provision is booked based on Lafarge Europe’s best estimate of probable risk (€6 million).

Other litigations

Germany – Cement: German electricity prices include a surcharge to be paid by end-users for the purpose of financing renewable energy sources. In 2012, Germany implemented a reduction of this surcharge for energy-intensive industries, which include cement manufacturers. In December 2013, the European Commission has initiated an in-depth investigation to examine whether this reduction is a state aid compatible with EU state aid rules. In 2014, the Commission has amended its guidelines on this subject and Germany has accordingly amended its electricity prices to ensure their compliance with these new guidelines (the Commission has confirmed that the German adjustment plan is compliant with the new guidelines. Hence, the aid recovery period is limited to 1 August 2014. In November 2014, the Commission approved the majority of the reductions granted to energy-intensive companies but in its decision considered a limited portion of the reductions in excess of what is permitted under EU state aid rules. This excess amount has to be paid back. Hence, Lafarge Zement GmbH has to pay back an amount of EUR 40,000 per the notice received on 25 November 2014 from the Federal Office of Economics and Export Control (Bundesamt für Wirtschaft und  Ausfuhrkontrolle – BAFA).

Germany – Cement: In 2012, Lafarge Zement delivered a large quantity of cement to one of its customers, which in turn sold such cement to a company which used it for an infrastructure project. It is possible that some deliveries did not have the agreed characteristics due to the level of limestone flour. If this should be the case, the concrete surface constructed with such cement could deteriorate more rapidly in the future. In order to resolve this dispute amicably, the parties have entered into an agreement dated 8 December 2014, which, inter alia, caps possible damage claims to a maximum of €4 million, payable after an expert’s report on damages occurred, regarding both kind and volume. Lafarge Zement considers that this risk is covered by an insurance policy and as a result has not booked any provision.

Litigation Mihai Ionescu in Romania

In 2007, the Lafarge Romanian entities concluded concession agreements with Mihai Ionesco for 40 years for land plots in Turcoaia location

•	Lafarge Betoane having €60,000 annual rent (for access road and administrative areas);

•

Lafarge RMX & Aggregate – annual variable payment (for exploitation / operating rights for monolith/ granite reserves identified in the land located in Turcoaia-Tulcea in total surface 300,000 hectares) established based on quantity of aggregates extracted and sold and average unit selling price. In 2010, an addendum was signed for the period 2010-2019, establishing an annual variable payment based on the quantities exploited in the respective year which was capped at maximum €300,000.

Later, Turcoaia quarry was included in NATURA 2000 protected areas, therefore the mining activities could only be carried out under observance of very restrictive conditions. Moreover, (i) the exploitation licence for Turcoaia quarry is not yet approved by Government Decision, meaning that it is not yet in force, and (ii) exploitation in the area was not considered feasible (cost-benefit wise) by Lafarge due to current market conditions. Thus, from 2007 to 2014, no operational activity took place in this area.

Following the above events, starting September 2012, Lafarge RMX & Aggregate ceased the payments under the above agreements. As a result the amounts corresponding to the outstanding fees were executed by Mihai Ionescu through enforcement proceedings (the contracts with Mihai Ionescu were concluded in authenticated form and, according to the law these deeds are enforceable by a public enforcement officer, without performing court formalities).

Lafarge RMX & Aggregate has filed a suit against Mihai Ionescu aiming to cancel the above legal enforcement proceedings, such legal action being still pending.

In a separate procedure, Mihai Ionescu asked the court to order Lafarge RMX & Aggregate the payment of RON 664,045 (approx. EUR 150,353) representing royalties under the concession agreement no. 756 and RON 45,357.66 (approx. EUR 10,270) representing default fees.

In response to such claim, Lafarge RMX & Aggregate filed a counterclaim, asking the court to order for (i) the annulment of the concession agreement for fraud in the inducement and (ii) the payment by Mihai Ionescu of RON 3,556,952.46 (approx. EUR 805,360), the total amount which had been received by him under the provisions of the concession agreement starting the IV trimester 2010 until the date the counterclaim was formulated, plus interest of RON 343,266.90 (approx. EUR 77,722).

On 17 April 2014, the court found that the plaintiff’s claim has merit and admitted the action in whole. The counterclaim was rejected as unfounded. In accordance with the sentence handed down, Lafarge RMX & Aggregate must pay to Mihai Ionescu a total of RON 752,108.38 (approx. EUR 170,292) consisting of the amounts mentioned in the initial claim plus judicial expenses of RON 42,750.72 (approx. EUR 9,680).

The court’s sentence is not irrevocable and is subject to appeal within 30 days of its communication to the parties. The decision was communicated to Lafarge RMX & Aggregate on 13 January 2015 and an appeal against this decision was submitted by Lafarge RMX & Aggregate to the Bucharest Court of Appeal.

Excavation tax in Romania

Excavation tax represents the local tax on quarry excavations and drillings, which has to be paid in order to obtain a special excavation permit. This tax has been enforced in the Fiscal Code starting with 2003. Considering the fiscal legislation in force, the level of this tax (payable per sq. meter) can be set by each local authority from nil up to a maximum limit. There is currently a debate in connection with the computation of this tax between the National Mineral Resources Agency, the Ministry of Finance and the Romanian Association of Aggregates Producers (computation based on the surface affected by drillings and exploitation operations needed for geotechnical studies or total exploitation surface).

In 2014, excavation tax has been claimed by some local authorities based on total exploitation surface whereas it used to be paid by Lafarge Romania based on the surface affected by drillings and exploitation operations needed for geotechnical studies. The maximum exposure is estimated to €3 million for the last 5 years not prescribed yet. Buzau Municipality forced the payment execution of the excavation tax it claimed for, resulting in the payment by Lafarge Romania of €400,000 that has been expensed. For other cases, Lafarge Romania considers that the risk is not probable and has not booked any provision.

CO2 litigation – Carpatcement (Heidelberg subsidiary) against Lafarge, Romanian Government and Ministry of Environment

Carpatcement Holding S.A. is claiming the partial annulment and the modification of the National Plan for the Allocation of the Green House Gas Emission Certificates. The claim involves the modification of the National Plan in such a way that Lafarge Ciment (Romania) would lose a number of the 2,262,672 greenhouse gas emission certificates a part of which would subsequently be awarded to Carpatcement Holding S.A.

The Bucharest Court of Appeal issued the Decision no. 4569/17 July 2012, by which the claim was rejected as ungrounded. The court also awarded Lafarge Ciment Romania trial expenses in the amount of RON 200,000 (approx. €45,000).

Carpatcement Holding S.A. appealed this decision to the High Court of Cassation and Justice on 26 September 2012. At the hearing date which took place on 28 May 2014, Carpatcement Holding S.A. filed for preliminary procedure before the European Court of Justice, and submitted a set of preliminary questions. The court postponed the case so that the parties may prepare defences on the motion for preliminary procedure.

At the hearing date which took place on 17 September 2014, the case was postponed so that Carpatcement Holding S.A. could study the defences formulated by Lafarge Ciment (Romania) on the motion for preliminary procedure.

At the hearing date which took place on 12 November 2014, the court rejected the motion for preliminary procedure requested by Carpatcement Holding S.A. and postponed the judgment of the appeal for 18 February 2015. The decision that will be pronounced by the High Court of Cassation and Justice will be irrevocable.

The risk is considered remote by Lafarge Romania. As a result, no provision has been booked for that purpose.

Claims raised by a former transportation supplier Unifertrans (currently Unicom Tranzit S.A.) – Lafarge Ciment Romania

Unifertrans (currently the name of the company is Unicorn) is a former railway transport services provider, with whom Lafarge Ciment Romania has terminated the contract in 2012-2013. However, based on the contractual provisions, for the period 2009-2011, Lafarge Ciment Romania was committed to a minimum level of quantities to be transported. Due to the market conditions, the minimum level agreed in the transportation contract was not reached and Unifertrans has claimed for indemnification, after the termination of the contract. Unifertrans lodged two claims before the Arbitral Tribunal in Bucharest: (i) one related to the year 2009 and (ii) the other with respect to years 2010 - 2011. In both cases Unifertrans obtained favourable decisions according to which the Arbitral Tribunal obliged Lafarge to pay the requested amounts, i.e. approx. €2 million. These decisions were enforced against Lafarge Ciment Romania as a result of which Lafarge Ciment Romania had to pay the amount of €2 million (€nil million related to 2009, and €2 million for years 2010 and 2011).

•	Lafarge lodged an action in annulment against both arbitral decisions: the claim with respect to year 2009 has been denied by Bucharest Court of Appeal.

•

With regard to the claim for 2010 and 2011, the Arbitral Tribunal granted the claim partially (on 24 April 2013), awarding Unicorn Tranzit S.A. the amount of RON 7,681,234 (approx. €2 million), as well as trial expenses in the amount of RON 201,820 (approx. €45,000). Lafarge Ciment Romania lodged a claim before the Bucharest Court of Appeal for the annulment of the arbitral award and for restoring the previous situation by obliging Unicorn Tranzit S.A. to pay to Lafarge Ciment (Romania) the amount of RON 8,008,437 (approx. €2 million) – (representing debit, inflation index update, enforcement expenses). Lafarge Ciment Romania is arguing that the arbitral award does not contain a sufficient argument to justify its decision, and that the arbitral award breaches imperative provisions of Romanian Law.

On 25 October 2013, the Court of Appeal accepted the action for annulment and the Court of Appeal will re-trial the case. The Court of Appeal ordered an expert’s appraisal. The trial is still going on. If Lafarge Ciment Romania obtains a favourable decision in this current case, Lafarge Ciment Romania will have the possibility to request a re-trial of the 2009 case (on the grounds of contradictory outcomes in identical cases).

As at 30 September 2014, the maximum exposure of €2 million has been expensed (likewise as at 30 September 2013).

Claim promoted by Classfer SRL, a former railway transport services provider, against Lafarge Ciment Romania

Classfer SRL lodged an arbitral litigation, asking that Lafarge Ciment (Romania) pay the amount of RON 1,800,000 (approx. €410,000), as damages resulting from the unlawful termination of the Contracts no. 5674/10 October 2003 and no. 7655/29 July 2004.

•	The object of Contract no. 5674/10 October 2003 was monthly delivery by Classfer to Lafarge Ciment (Romania) of bulk materials, by means of train wagons owned by Classfer.

•	The object of Contract no. 7655/29 July 2004 was the monthly delivery by Classfer to Lafarge Ciment (Romania) of clinker, clay and ash, by means of train wagons owned by Classfer.

•	Classfer also requested that the Lafarge Ciment (Romania) pays the arbitral expenses.

The court ordered an expert’s appraisal. The case was won by Lafarge in 2014 since the court has dismissed Classfer’s request as unfounded and awarded the amount of RON 208,595.07 as arbitral expenses (decision no 53/15.04.2014 communicated to Lafarge on 26 May 2014). Because the decision was communicated to Lafarge on 26 May 2014 it is highly probable that it was also communicated to Classfer which had the right to request in court the annulment of the decision within 30 days of its communication.

As a request in court regarding the annulment of the decision has not been submitted by Classfer to date the arbitral decision is definitive.

A provision is booked based on Lafarge Europe’s risk estimate as at 30 September 2014 (€1 million) (likewise as at 30 September 2013).

Note 14 – Scope of the historical combined financial information

Entities Ownership	As at 30 September 2014	As at 30 September 2013	As at 31 December 2013	Consolidation method
	Unaudited	Unaudited
	%	%	%
ROMANIA
Lafarge Romania	100.00	100.00	100.00	GLOBAL
Lafarge Betoane Bucuresti	75.96	66.73	66.73	GLOBAL
GHM Mixbeton - Concrete	98.54	98.54	98.54	GLOBAL
Lafarge Betoane Labber	94.95	84.63	83.42	GLOBAL
Lafarge Comnord	65.05	65.05	65.05	GLOBAL
Lafarge Ciment (Romania) S.A	98.56	98.56	98.56	GLOBAL
SICIM	98.36	98.36	98.36	GLOBAL
GHM Mixbeton - Aggregates	98.54	98.54	98.54	GLOBAL
Lafarge Agregate Labagr	94.95	84.63	83.42	GLOBAL
Ecogreen	100.00	100.00	100.00	Liquidated in 2013
Romaco	24.64	24.64	24.64	EQUITY
Ecogest	98.56	98.56	98.56	GLOBAL
GERMANY
Baustoffvertrieb Ost GmbH	50.00	50.00	50.00	EQUITY(JV)
Karsdorf	100.00	100.00	100.00	GLOBAL
Lafarge Zement GmbH	100.00	100.00	100.00	GLOBAL
Wossinger Zement GmbH	100.00	100.00	100.00	GLOBAL
Sotenich	100.00	100.00	100.00	GLOBAL
Werk Grab.	50.00	50.00	50.00	EQUITY(JV)
LBG GmbH	100.00	100.00	100.00	GLOBAL
Lafarge Gips Beteiligungs	100.00	100.00	100.00	GLOBAL
Burgenlander Ersatzbrennstoff GmbH	40.80	40.80	40.80	EQUITY(JV)
Delavnis	51.00	51.00	51.00	EQUITY(JV)
Eco Vesta	100.00	100.00	100.00	GLOBAL
Scori Gmbh	25.00	25 00	25.00	EQUITY
Spezialbaustoffe GmbH	100.00	100.00	100.00	GLOBAL

Note 15 – Subsequent events

There have been no significant post balance sheet date events.

SECTION C:

HISTORICAL COMBINED FINANCIAL INFORMATION RELATING TO HOLCIM EUROPE

ACCOUNTANT’S REPORT ON THE HISTORICAL COMBINED FINANCIAL INFORMATION RELATING TO HOLCIM EUROPE

The Directors	20 February 2015
CRH plc
42 Fitzwilliam Square
Dublin 2
Ireland

Dear Sirs,

Holcim Europe

We report on the financial information in respect of Holcim Europe for the years ended 31 December 2012 and 2013 as set out in Section C of Part IV (the “Holcim Europe Historical Financial Information”). Holcim Europe has been defined in Note 1 to the Holcim Europe Historical Financial Information. The Holcim Europe Historical Financial Information has been prepared for inclusion in the class 1 circular dated 20 February 2015 (the “Circular”) relating to the proposed acquisition by CRH plc of certain assets being disposed of by Lafarge S.A. and Holcim Ltd in advance of their intended merger, on the basis of the accounting policies set out in Note 1.1 to the Holcim Europe Historical Financial Information. This report is required by rule 13.5.21 of the Listing Rules issued by the UK Listing Authority (the “UKLA Listing Rules”) and is given for the purpose of complying with that rule and for no other purpose.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to ordinary shareholders as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with UKLA Listing Rule 13.4.1R (6) consenting to its inclusion in the Circular.

We have not audited or reviewed the financial information for the nine months ended 30 September 2014 and 2013 and accordingly do not express an opinion thereon.

Responsibilities

The Directors of CRH plc are responsible for preparing the Holcim Europe Historical Financial Information on the basis of preparation set out in Note 1.2 to the Holcim Europe Historical Financial Information and in a form that is consistent with the accounting policies adopted in CRH plc’s latest annual accounts.

It is our responsibility to form an opinion on the Holcim Europe Historical Financial Information and to report our opinion to you.

Basis of Qualified Opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

As described in Note 1.3, the Holcim Europe Historical Financial Information does not include all of the disclosures required for a complete set of historical financial information prepared in accordance with the basis of preparation set out in Note 1.2. The information required for the Directors of CRH plc to prepare such disclosures is not available because of the nature and objective of the combined financial information prepared by the Sellers for the purposes of the divestment process, upon which the historical financial information included in the Circular is based. The Sellers have confirmed the information is not available to complete full disclosures.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Qualified Opinion

In our opinion, except for the omission of certain disclosures that are required for a complete set of historical financial information as described in the Basis of Qualified Opinion section above, the Historical Financial Information gives, for the purposes of the Circular dated 20 February 2015, a true and fair view of the state of affairs of Holcim Europe as at 31 December 2013 and 2012, and of its profits, cash flows and changes in equity for the years then ended in accordance with the basis of preparation set out in Note 1.2.

Yours faithfully

Ernst & Young

Holcim Europe

Combined Income Statement

	Nine months ended 30 September 2014 Unaudited €m	Nine months ended 30 September 2013 Unaudited €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Revenue	629	636	850	867
Cost of sales	(515)	(507)	(689)	(745)
Gross profit	114	129	161	122
Operating costs	(77)	(77)	(108)	(75)
Operating Profit	37	52	53	47
Finance costs	(24)	(23)	(27)	(22)
Finance income	1	1	1	1
Profit before tax	14	30	27	26
Income tax expense	(8)	(11)	(9)	(20)
Profit for the financial period	6	19	18	6

Attributable to:
Equity holders of Holcim Europe	6	20	17	5
Non-controlling interests	-	(1)	1	1
Profit for the financial period	6	19	18	6

All of the results relate to continuing operations.

Holcim Europe

Combined Statement of Comprehensive Income

	Nine months ended 30 September 2014 Unaudited €m	Nine months ended 30 September 2013 Unaudited €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Profit for the financial period	6	19	18	6
Other comprehensive income
Items that may be reclassified to profit or loss in subsequent periods:
Currency translation effects *	(3)	-	-	(1)
	(3)	-	-	(1)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement of retirement benefit obligations *	(3)	-	(1)	(4)
	(3)	-	(1)	(4)
Total other comprehensive income for the period	(6)	-	(1)	(5)
Total comprehensive income for the financial period	-	19	17	1

Attributable to:
Equity holders of Holcim Europe	-	20	16	-
Non-controlling interests	-	(1)	1	1
Total comprehensive income for the financial period	-	19	17	1

*	Denotes item is net of tax

Holcim Europe

Combined Balance Sheet

	As at 30 September 2014	As at 31 December 2013	As at 31 December 2012
	Unaudited
	€m	€m	€m
ASSETS
Non-current assets
Property, plant and equipment	909	939	884
Intangible assets	356	355	355
Investments accounted for using the equity method	3	4	4
Other financial assets	2	2	2
Deferred income tax assets	15	16	15
Other receivables	1	1	1
Total non-current assets	1,286	1,317	1,261
Current assets
Inventories	71	65	80
Trade and other receivables	222	233	229
Cash and cash equivalents	19	8	10
Total current assets	312	306	319
Total assets	1,598	1,623	1,580
EQUITY
Capital and reserves attributable to Holcim Europe
Paid in capital and consolidated reserves	237	284	294
	237	284	294
Non-controlling interests	30	30	31
Total equity	267	314	325
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	392	862	710
Deferred income tax liabilities	107	107	104
Retirement benefit obligations	20	13	16
Provisions for liabilities	59	67	77
Total non-current liabilities	578	1,049	907
Current liabilities
Trade and other payables	212	221	199
Current income tax liabilities	8	8	17
Interest-bearing loans and borrowings	530	26	130
Provisions for liabilities	3	5	2
Total current liabilities	753	260	348
Total liabilities	1,331	1,309	1,255
Total equity and liabilities	1,598	1,623	1,580

Holcim Europe

Combined Statement of Changes in Equity

	Attributable to the equity holders of Holcim Europe
	Paid in capital and consolidated reserves	Foreign currency translation reserve	Non- controlling interest	Total equity
	€m	€m	€m	€m
At 1 January 2014	280	4	30	314
Profit for the financial period	6	-	-	6
Other comprehensive income	(3)	(3)	-	(6)
Total comprehensive income	3	(3)	-	-
Net distribution	(47)	-	-	(47)
At 30 September 2014 – Unaudited	236	1	30	267

At 1 January 2013	290	4	31	325
Profit for the financial period	20	-	(1)	19
Other comprehensive income	-	-	-	-
Total comprehensive income	20	-	(1)	19
Net distribution	(24)	-	-	(24)
At 30 September 2013 – Unaudited	286	4	30	320

At 1 January 2013	290	4	31	325
Profit for the financial year	17	-	1	18
Other comprehensive income	(1)	-	-	(1)
Total comprehensive income	16	-	1	17
Net distribution	(26)	-	(2)	(28)
At 31 December 2013	280	4	30	314

At 1 January 2012	355	5	21	381
Profit for the financial year	5	-	1	6
Other comprehensive income	(4)	(1)	-	(5)
Total comprehensive income	1	(1)	1	1
Net distribution	(66)	-	9	(57)
At 31 December 2012	290	4	31	325

Holcim Europe

Combined Statement of Cash Flows

	Nine months ended 30 September 2014 Unaudited €m	Nine months ended 30 September 2013 Unaudited €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Cash flows from operating activities
Profit before tax	14	30	27	26
Finance costs (net)	23	22	26	21
Operating profit	37	52	53	47
Other income	19	20	31	(4)
Depreciation and amortisation of operating assets	51	72	68	108
Other expenses	(22)	(28)	(32)	(13)
Other non-cash items	(1)	(35)	(12)	18
Net movement on working capital	(42)	(25)	32	(16)
Cash generated from operations	42	56	140	140
Interest paid	(19)	(13)	(26)	(18)
Corporation tax paid	(6)	(4)	(6)	(38)
Net cash inflow from operating activities	17	39	108	84
Cash flows from investing activities
Dividends received	-	-	-	4
Purchase of property, plant and equipment	(25)	(49)	(108)	(88)
Disposal/(purchase) of financial assets, intangible and other assets	17	(7)	(13)	(1)
Net cash outflow from investing activities	(8)	(56)	(121)	(85)
Payout on ordinary shares – Distribution	(25)	(34)	(27)	(52)
Dividends paid outside Holcim Europe – Distribution	(2)	(1)	(1)	(4)
Proceeds from/(repayment of) interest-bearing loans and borrowings	35	(26)	(12)	(16)
(Repayment of)/proceeds from interest-bearing loans and borrowings	(5)	179	140	43
Net cash inflow/(outflow) from financing activities	3	118	100	(29)
Increase/(decrease) in cash and cash equivalents	12	101	87	(30)
Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents as at January 1	8	(80)	(80)	(46)
Increase/(decrease) in cash and cash equivalents	12	101	87	(30)
Translation adjustment	(1)	(2)	1	(4)
Cash and cash equivalents at period end	19	19	8	(80)

Reconciliation to Combined Balance Sheet
Cash and cash equivalents	19	19	8	10
Bank overdrafts (within current interest-bearing loans and borrowings)	-	-	-	(90)
	19	19	8	(80)

Holcim Europe

Notes to the Combined Historical Financial Information

1. Description of transaction

Lafarge S.A. (‘Lafarge’) is a French limited liability company governed by French law. Holcim Ltd. (‘Holcim’) is a Swiss limited liability company governed by Swiss law.

On 7 April 2014, Holcim and Lafarge (together, the ‘Sellers’) announced their intention to merge their businesses, such merger to be implemented by a tender offer by Holcim for the shares of Lafarge (the ‘Merger’). In order to obtain the regulatory clearances necessary to complete the Merger, the Sellers agreed to divest certain of their businesses. The businesses are grouped geographically into ‘clusters’ and held by newly incorporated or pre-existing subsidiaries of the Sellers, such subsidiaries being collectively referred to as the NewCo Group.

On 1 February 2015, CRH plc (‘CRH’) announced that it had entered into a Binding Offer Letter with Lafarge and Holcim, and the Philippines SPA with Lafarge Holdings (Philippines) Inc., Calumboyan Holdings, Inc., Round Royal Inc. and Southwestern Cement Ventures Inc., to acquire the NewCo Group (the ‘Acquisition’). One of the clusters within NewCo Group is Holcim’s business activities in Europe. As part of the Acquisition, Holcim has agreed to sell, and CRH has agreed to purchase, the entire issued and outstanding shares of (i) Holcim (France) S.A.S. and its subsidiaries, (ii) Holcim (Srbija) d.o.o. and its subsidiaries and (iii) Holcim Slovensko a.s. and its subsidiaries together with certain assets which do not form part of these legal entities (‘Hungary’), but excluding certain assets which do form part of these legal entities but are outside the scope of the Acquisition (‘Haut-Rhin’), together referred to as ‘Holcim Europe’. The assets comprised in Hungary and Haut-Rhin are described in further detail in paragraph 1.2.2 – ‘Carve-in’ and ‘Carve-out’ below.

1.1 Purpose and nature of Combined Historical Financial Information

The Acquisition constitutes a Class 1 transaction pursuant to the UKLA Listing Rules, with CRH required to send an explanatory circular (‘Class 1 Circular’) to its shareholders and obtain their prior approval in an extraordinary general meeting for the Acquisition. The historical combined financial information relating to Holcim Europe (‘Holcim Europe Historical Financial Information’) has been prepared specifically for the purposes of inclusion in the Class 1 Circular.

In accordance with the requirements of the Listing Rules, the Holcim Europe Historical Financial Information has been prepared on the basis of the accounting policies which are set out at pages 27 to 35 of this document (and which form part of the Holcim Europe Historical Financial Information) and in a form that is consistent with the accounting policies adopted in CRH’s financial statements for the year ended 31 December 2013.

Holcim Europe has not been formed as a legal group in the past, and has not previously prepared consolidated financial statements. The Holcim Europe Historical Financial Information has been prepared on a basis that consolidates the results, assets and liabilities of (i) Holcim (France) S.A.S. and its subsidiaries, (ii) Holcim (Srbija) d.o.o. and its subsidiaries and (iii) Holcim Slovensko a.s. and its subsidiaries together with certain assets which do not form part of these legal entities (‘Hungary’), but excluding certain assets which do form part of these legal entities but are outside the scope of the Acquisition (‘Haut-Rhin’).

1.2 Basis of preparation of Holcim Europe Historical Financial Information

The combined historical financial information presents historical financial information of Holcim Europe for the years ended 31 December 2012 and 2013 and the nine month periods ended 30 September 2013 and 2014.

The Holcim Europe Historical Financial Information has been prepared on a basis that combines the assets and liabilities, operations and cash flows of entities included within Holcim Europe by applying the principles underlying the consolidation procedures of IFRS 10 Consolidated Financial Statements. International Financial Reporting Standards (‘IFRSs’) does not provide for the preparation of combined financial information, and accordingly, in preparing the Holcim Europe Historical Financial Information, certain accounting conventions commonly used for the preparation of historical financial information for inclusion in investment circulars as described in the Annexure to SIR 2000 Standards for Investment Reporting applicable to public reporting engagements on historical financial information issued by the UK Auditing Practices Board have been applied.

The Holcim Europe Historical Financial Information has been prepared in accordance with the requirements of the UK Listing Rules and in accordance with this basis of preparation. The basis of preparation describes how the financial information has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by the EU), except as described below.

The application of these conventions results in the following material departures from IFRSs as adopted by the EU. In other respects IFRSs as adopted by the EU have been applied.

•	As explained above, the historical financial information is prepared on a combined basis and therefore does not comply with the requirements of IFRS 10 Consolidated Financial Statements.

•

The Holcim Europe Historical Financial Information does not constitute a set of general purpose financial statements under paragraph 3 of IAS 1 Presentation of Financial Statements and consequently there is no explicit and unreserved statement of compliance with IFRS as contemplated by paragraph 14 of IAS 1.

In addition, and as set out in Note 1.3, certain disclosures required by IFRSs have not been provided.

1.2.1 Basis of combination

As Holcim Europe has not formed in the past a legal group with a parent company and thus the Holcim Europe Historical Financial Information is presented on a carve-out basis, it is not meaningful to present share capital nor any analysis of the equity accounts of Holcim Europe. The net assets of Holcim Europe (shown as combined equity) reflect the aggregated share capital and other equity accounts of the entities combined as part of this financial information, after elimination of combined investments. Elements of “Other comprehensive earnings” presented in combined equity are, however, presented separately within the Combined Statement of Comprehensive Income.

All cash and other movements in equity accounts in the periods presented, such as cancellation of shares (or share issues), dividends and other distributions or contributions made from/to Holcim Europe group companies to/from entities outside the scope of combination have been reflected respectively as “Distributions” or “Contributions” in the Combined Statement of Changes in Equity and in the Combined Cash Flow Statement.

Subsidiaries, joint ventures and associates that are part of Holcim Europe and that were acquired directly or indirectly by Holcim Europe have been included in the Holcim Europe Historical Financial Information from the date control, joint control or significant influence was obtained. Legal subsidiaries of Holcim Europe entities and related business operations that are outside the scope of combination have been excluded from the Holcim Europe Historical Financial Information since the beginning of the periods presented.

Holcim Europe has not previously been required to prepare standalone historical combined financial information. In the absence of any requirement or guidelines in IFRS for purchase price allocation accounting for the establishment of combined financial information, purchase price adjustments and goodwill arising from previous acquisitions and allocated to Holcim Europe reporting entities that form part of Holcim Europe have been included in the Holcim Europe Historical Financial Information, as recognised in Holcim’s consolidated financial statements. Goodwill from previous acquisitions relating to the reporting entities that form part of Holcim Europe has been allocated at that level for purpose of the foreign currency translation in the Holcim consolidated financial statements, i.e. the goodwill relating to each entity is calculated by deducting the fair values of the net assets of that entity from the cost of the acquisition of the entity in the relevant functional currency.

All balances arising from operating transactions between Holcim Europe and other Holcim Ltd entities which are not part of Holcim Europe are no longer eliminated as intercompany transactions, but instead presented in the Historical Combined Financial Information as receivables from and payables to third parties outside the scope of the combination. All loans and borrowings between Holcim Europe and other Holcim entities are presented in the Holcim Europe Historical Financial Information as financial assets and financial liabilities.

Holcim had historically billed Industrial Franchise-Fees in accordance with its agreements to its affiliates including entities that are part of Holcim Europe (trade mark, know-how, patent, assistance). The costs billed by Holcim to Holcim Europe entities were impacted by the arrangements that existed between Holcim entities in connection with the allocation of the costs incurred for the purpose of Holcim Europe’s operations. They may not be representative of the position that may prevail in the future. In this context, the costs billed by Holcim to Holcim Europe for the nine-month period in 2014 were €22 million (nine-month period 2013: €23 million, year ended 31 December 2013: €30 million, year ended 31 December 2012: €11 million) and have been recorded in other income/(expense). These costs were billed to Holcim Europe, in a manner consistent with the agreements in place between Holcim and Holcim Europe entities.

Holcim has historically managed its financing needs and cash flow surpluses for the Holcim Group through its cash pooling activities. For the purposes of preparing the Holicm Europe Historical Financial Information, such centrally managed financing and cash pooling has been reflected in line with existing balances within Holcim’s consolidated financial statements at the end of each period presented. The interest income and expense recorded in the Combined Income Statement have been impacted by the financing arrangements within Holcim. They are not representative of the interest charges that would have been reported if Holcim Europe had been an independent group. They are not representative of the interest charges that may arise in the future.

The tax expense and deferred tax assets and liabilities recorded in the Holcim Europe Historical Financial Information have been determined based on the existing balances of tax expense and deferred tax assets and liabilities in Holcim’s consolidated financial statements at the end of each period presented and as a result have been impacted by the taxation arrangements in some countries.

1.2.2 ‘Carve-in’ and ‘Carve-out’

As described at 1.1 Purpose and nature of Combined Historical Financial Information, the Historical Finanical Information presented reflects the legal entities’ assets and liabilities that would be involved in the Acquisition, except for the following:

•

Some assets and liabilities that are part of Holcim Europe legal entities are excluded from the scope of the contemplated transaction. This carve-out is referred to as “Haut-Rhin”. Haut-Rhin consists of the following assets:

•	Cement plant: Altkirch;

•

Aggregates quarries: Herrlisheim, Houssen, Sausheim, Munchhouse, Hirtzfelden, Ottmarsheim, Barthenheim, Blotzheim, LaHardt (also referred to as Sierentz), Ensisheim (discontinued), Rixheim (landfilling operation, located on the same site as the corresponding RMC plant);

•

Ready-mix/concrete stations: Cernay, Altkirch, Guebwiller, Houssen, Rixheim, Sausheim, Sierentz, Hegenheim, St. Louis, Maiche, Bavilliers, Etupes I (A), Etupes II (M), Contrexeville, Golbey, Eloyes, Rupt sur Moselle, Le Tholy, Herrlisheim (located on the same site as the respective Aggregates plant);

•	In addition, the regional headquarters operations, Siège Est and Siège Est de granulates, are included.

•

Some assets and liabilities that do not form part of Holcim Europe legal entities are included in the scope of the contemplated transaction. This carve-in is referred to as “Hungary”. Hungary consists of the following assets:

•	Cement terminals: Bekescsaba, Ercsi;

•	All ready-mix/concrete assets owned by Holcim Magyarország Kft. and its subsidiary undertaking Nyerges Real “2012” Kft;

•	Ready-mix/concrete stations: Pomaz, Szombathely and Nyiregyhaza II.

In order to exclude Haut-Rhin and include Hungary in the Holcim Europe Historical Finanical Information, regard has been had to accepted conventions which have been developed for the preparation and presentation of the assets and liabilities, results of operations and cash flows on a carve-out basis. The following summarises the principles applied in the Historical Financial Information.

•

The assets and liabilities directly attributable to the operations (property, plant and equipment, site restoration provisions) are directly allocated to Haut-Rhin and Hungary. Working capital assets and liabilities (inventories, accounts receivable, prepaid expenses and other current assets, trade accounts payable, other current liabilities) are either directly allocated, or allocated on a rational basis to provide a fair approximation of the amounts actually attributable to Haut-Rhin and Hungary. Tax balances, financing balances (cash and loans), and pension balances have not been allocated. The resulting differences are recorded within “net distributions” in equity and the cash flow from financing activities.

•

Revenues generated for Haut-Rhin and Hungary were based on actual volumes sold and average selling price per ton. Cost of sales are allocated based on the actual operating cost of the respective terminals. Production costs are allocated based on actual sales volumes and average costs. Other selling and administration costs are allocated based on estimates of direct usage.

The allocation methodology, assumptions and estimates used, and the outcome are considered to be a reasonable depiction of the assets and liabilities, results of operations and cash flows for all periods presented. However, the allocations are not necessarily indicative of the actual revenues and expenses that would have arisen had Haut-Rhin been excluded, and Hungary included, in the Holcim Europe corporate structure for all periods presented.

Attribution of assets and liabilities, and allocation of expense and income for the carve-out of Haut-Rhin are as follows for each of the periods presented:

	As at 30 September 2014	As at 31 December 2013	As at 31 December 2012
	Unaudited
	€m	€m	€m
Total current assets	34	34	33
Total non-current assets	79	80	81
Total assets	113	114	114
Total current liabilities	(24)	(31)	(26)
Total non-current liabilities	(9)	(7)	(6)
Total liabilities	(33)	(38)	(32)
Total equity	(80)	(76)	(82)
Total liabilities and equity	(113)	(114)	(114)

	Nine months ended 30 September 2014	Nine months ended 30 September 2013	Year ended 31 December 2013	Year ended 31 December 2012
	Unaudited	Unaudited
	€m	€m	€m	€m
Revenue	48	53	71	64
Operating profit	2	5	2	1
Profit for the financial period	2	5	2	1

Attribution of assets and liabilities, and allocation of expense and income for the carve-in of Hungary are as follows for each of the periods presented:

	As at 30 September 2014	As at 31 December 2013	As at 31 December 2012
	Unaudited
	€m	€m	€m
Total current assets	7	9	8
Total non-current assets	13	14	14
Total assets	20	23	22
Total current liabilities	(5)	(4)	(3)
Total non-current liabilities	-	-	-
Total liabilities	(5)	(4)	(3)
Total equity	(15)	(19)	(19)
Total liabilities and equity	(20)	(23)	(22)

	Nine months ended 30 September 2014	Nine months ended 30 September 2013	Year ended 31 December 2013	Year ended 31 December 2012
	Unaudited	Unaudited
	€m	€m	€m	€m
Revenue	20	16	23	24
Operating loss	-	(1)	(1)	(2)
Loss for the financial period	-	(1)	(1)	(2)

1.3 Disclosures

The Holcim Europe Historical Financial Information does not include all of the disclosures required for a complete set of historical financial information, as required by the following standards:

•	IAS 1 Presentation of financial statements

•	IAS 2 Inventories

•	IAS 12 Income taxes

•	IAS 16 Property, plant and equipment

•	IAS 17 Leases

•	IAS 19 Employee benefits

•	IAS 24 Related party disclosures

•	IAS 28 Investments in associates and joint ventures

•	IAS 36 Impairment of assets

•	IAS 38 Intangible assets

•	IFRS 8 Operating segments

•	IFRS 7 Financial instruments: disclosure

•	IFRS 12 Disclosures of interests in other entities

•	IFRS 13 Fair value measurement

The information required for the Directors of CRH plc to prepare such disclosures is not available due to the nature and objective of the special purpose financial statements’ upon which the Holcim Europe Historical Financial Information had originally been prepared by the Sellers. As the contemplated Acquisition has not been completed, CRH plc does not possess the ability to obtain the requisite information in order to provide the absent disclosures in the Holcim Europe Historical Financial Information.

1.4 Financial information requirements of the Listing Rules

The Holcim Europe Historical Finanical Information does not include historical financial information for the year ended 31 December 2011, as required by Listing Rule 13.5.13R, for the same reason that the information refered to in note 1.3 above has not been disclosed.

1.5 Foreign currency translation

The schedule below presents foreign exchange rates for the main currencies used within Holcim Europe:

euro 1=	30 September 2014		31 December 2013		30 September 2013		31 December 2012
	Unaudited				Unaudited
	Average rate	Period-end rate	Average rate	Period-end rate	Average rate	Period-end rate	Average rate	Period-end rate
Hungarian Forint (HUF)	308.642	310.559	296.736	296.736	298.507	296.736	289.017	292.398
Serbian Dinar (RSD)	116.144	118.624	113.122	113.895	112.740	114.416	112.867	113.766

Note 2 – Holcim Europe

Holcim Europe had not been formed as a legal group in the past and the combined financial information has been combined from the historical financial information of the legal entities’ assets and liabilities and business operations of Holcim (France) S.A.S. and its subsidiaries, Holcim (Srbija) d.o.o. and its subsidiaries as well as Holcim Slovensko a.s. and its subsidiaries. Additionally, and as included in Note 1.2, certain assets and liabilities associated with Haut-Rhin have been carved out from Holcim Europe as well as certain assets and liabilities for Hungary have been carved-in to reflect the scope of the proposed Acquisition.

Note 3 – Interest-bearing loans and borrowings

	As at 30 September 2014	As at 31 December 2013	As at 31 December 2012
	Unaudited
	€m	€m	€m
Long term financings (bank loans, bonds)	(8)	(9)	(16)
Bank overdraft	-	-	(90)
Current accounts and loans with Holcim	(914)	(879)	(734)
Total debt	(922)	(888)	(840)
of which long-term debt	(392)	(862)	(710)
of which short-term debt	(530)	(26)	(130)

Note 4 – Leases

	As at 30 September 2014		As at 31 December 2013		As at 31 December 2012
	Operating leases	Finance leases	Operating leases	Finance leases	Operating leases	Finance leases
	Unaudited	Unaudited
	€m	€m	€m	€m	€m	€m
Within one year	2	-	1	1	1	2
Between one and five years	5	2	6	4	5	2
After five years	1	1	2	1	3	-
Total	8	3	9	6	9	4

The total expense for operating leases recognised in the Combined Income Statement for the nine-month period ended 30 September 2014 was €1 million (nine-month period ended 30 September 2013: €1 million, year ended 31 December 2013: €1 million, year ended 31 December 2012: €1 million). There are no individually significant operating lease agreements.

The liabilities from finance leases due within one year are included in current financial liabilities and liabilities due thereafter are included in long-term financial liabilities. There are no individually significant finance lease agreements.

Note 5 – Provisions for liabilities

	Site restoration and other environmental provisions	Litigation	Restructuring	Other specific business risks	Other provisions	Total
	€m	€m	€m	€m	€m	€m
At 1 January 2014	46	4	5	5	12	72
Provisions recognised during the period	-	-	-	1	1	2
Provisions used during the period	(3)	-	(3)	(1)	(1)	(8)
Provisions reversed during the period	(4)	-	-	-	-	(4)
At 30 September 2014 – Unaudited	39	4	2	5	12	62
of which short-term provisions	-	1	-	1	1	3
of which long-term provisions	39	3	2	4	11	59
At 1 January 2013	47	2	3	13	14	79
Change in structure	-	-	1	(7)	(2)	(8)
Provisions recognised during the year	-	2	3	1	2	8
Provisions used during the year	(1)	-	(1)	(2)	(1)	(5)
Provisions reversed during the year	-	-	(1)	-	(1)	(2)
At 31 December 2013	46	4	5	5	12	72
of which short-term provisions	-	1	2	1	1	5
of which long-term provisions	46	3	3	4	11	67

Site restoration and other environmental provisions represent Holcim Europe’s legal or constructive obligations of restoring a site. The timing of cash outflows of these provisions is dependent on the completion of raw material extraction and the commencement of site restoration.

Specific business risks comprise litigation and restructuring costs which arise during the normal course of business. Provisions for litigation mainly relate to antitrust investigations, product liability as well as tax claims and are set up to cover legal and administrative proceedings. The timing of cash outflows of provisions for litigations is uncertain since it will largely depend upon the outcome of administrative and legal proceedings. Provisions for restructuring costs relate to various restructuring programs. These provisions are expected to result in future cash outflows mainly within the next one to three years.

Other provisions relate mainly to provisions that have been set up to cover other contractual liabilities. The composition of these items is extremely manifold. The expected timing of the future cash outflows is uncertain.

Note 6 – Retirement benefit obligations

Defined benefit pension plans

Holcim Europe’s main defined benefit pension plans are in France and Serbia and are funded through legally separate trustee administered funds. The cash funding of these plans is designed to ensure that present and future contributions should be sufficient to meet future liabilities.

Status of Holcim Europe’s defined benefit plan – France

The primary assumptions made to account for pensions are as follows:

	As at 30 September 2014	As at 31 December 2013	As at 31 December 2012
	Unaudited
	%	%	%
Discount rate	2.1	3.2	3.5
Salary increase	2.5	2.5	2.5

	As at 30 September 2014	As at 31 December 2013	As at 31 December 2012
	Unaudited
	€m	€m	€m
Balance Sheet as at 1 January	13	16	24
Net periodic pension cost Income Statement	1	1	(12)
Amounts recognised within comprehensive income	9	2	7
Employers contributions paid	(3)	(4)	(3)
Change in structure	-	(2)	-
Balance sheet as at end of period	20	13	16

Note 7 – Contingencies, guarantees and commitments

Contingencies - In the ordinary course of business, Holcim Europe is involved in lawsuits, claims of various natures, investigations and proceedings, including product liability, commercial, environmental, health and safety matters, etc. Holcim Europe operates in countries where political, economic, social and legal developments could have an impact on Holcim Europe’s operations. The effects of such risks which arise in the normal course of business are not foreseeable and are therefore not included in this historical financial information.

At 30 September, 2014, Holcim Europe had no contingencies (31 December, 2013: €nil million, 31 December 2012: €1 million). There are no further single matters pending that Holcim Europe expects to be material in relation to Holcim Europe’s business, financial position or results of operations.

Guarantees - At 30 September 2014, guarantees issued in the ordinary course of business amounted to €3 million (31 December, 2013: €21 million, 31 December 2012: €22 million).

Commitments - In the ordinary course of business, Holcim Europe enters into purchase commitments for goods and services, buys and sells investments, associated companies and Holcim companies of Holcim Europe or portions thereof. At 30 September 2014, Holcim Europe’s commitments amounted to €50 million (31 December 2013: €69 million, 31 December 2012: €68 million), of which €4 million (31 December 2013: €5 million, 31 December 2012: €1 million) related to the purchase of property, plant and equipment.

Note 8 – Subsequent events

There have been no significant post balance sheet date events.

SECTION D

HISTORICAL COMBINED FINANCIAL INFORMATION RELATING TO HOLCIM CANADA

ACCOUNTANT’S REPORT ON THE COMBINED HISTORICAL FINANCIAL INFORMATION RELATING TO HOLCIM CANADA

The Directors	20 February 2015
CRH plc
42 Fitzwilliam Square
Dublin 2
Ireland

Dear Sirs,

Holcim Canada

We report on the financial information in respect of Holcim Canada for the years ended 31 December 2012 and 2013 as set out in Section D of Part IV (the “Holcim Canada Historical Financial Information”). Holcim Canada has been defined in Note 1 to the Holcim Canada Historical Financial Information. The Holcim Canada Historical Financial Information has been prepared for inclusion in the class 1 circular (the “Circular”) dated 20 February 2015 relating to the proposed acquisition by CRH plc of certain assets being disposed of by Lafarge S.A. and Holcim Ltd in advance of their intended merger, on the basis of the accounting policies set out in Note 1.1 to the Holcim Canada Historical Financial Information. This report is required by rule 13.5.21 of the Listing Rules issued by the UK Listing Authority (the “UKLA Listing Rules”) and is given for the purpose of complying with that rule and for no other purpose.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to ordinary shareholders as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with UKLA Listing Rule 13.4.1R (6) consenting to its inclusion in the Circular.

We have not audited or reviewed the financial information for the nine months ended 30 September 2014 and 2013 and accordingly do not express an opinion thereon.

Responsibilities

The Directors of CRH plc are responsible for preparing the Holcim Canada Historical Financial Information on the basis of preparation set out in Note 1.2 to the Holcim Canada Historical Financial Information and in a form that is consistent with the accounting policies adopted in CRH plc’s latest annual accounts.

It is our responsibility to form an opinion on the Holcim Canada Historical Financial Information and to report our opinion to you.

Basis of Qualified Opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

As described in Note 1.3, the Holcim Canada Historical Financial Information does not include all of the disclosures required for a complete set of historical financial information prepared in accordance with the basis of preparation set out in Note 1.2. The information required for the Directors of CRH plc to prepare such disclosures is not available because of the nature and objective of the combined financial information prepared by the Sellers for the purposes of the divestment process, upon which the historical financial information included in the Circular is based. The Sellers have confirmed the information is not available to complete full disclosures.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Qualified Opinion

In our opinion, except for the omission of certain disclosures that are required for a complete set of historical financial information as described in the Basis of Qualified Opinion section above, the Historical Financial Information gives, for the purposes of the Circular dated 20 February 2015, a true and fair view of the state of affairs of Holcim Canada as at 31 December 2013 and 2012, and of its profits, cash flows and changes in equity for the years then ended in accordance with the basis of preparation set out in Note 1.2.

Yours faithfully

Ernst & Young

Holcim Canada

Combined Income Statement

	Nine months ended 30 September 2014	Nine months ended 30 September 2013	Year ended 31 December 2013	Year ended 31 December 2012
	Unaudited	Unaudited
	CADm	CADm	CADm	CADm
Revenue	1,026	1,030	1,435	1,451
Cost of sales	(855)	(855)	(1,183)	(1,143)
Gross profit	171	175	252	308
Operating costs	(76)	(78)	(108)	(97)
Operating profit	95	97	144	211
Financial costs	(24)	(31)	(40)	(48)
Finance income	-	2	2	-
Profit before tax	71	68	106	163
Income tax expense	(16)	(9)	(16)	(46)
Profit for the financial period	55	59	90	117

Attributable to:
Equity holders of Holcim Canada	55	59	90	117
Profit for the financial period	55	59	90	117

All of the results relate to continuing operations.

Holcim Canada

Combined Statement of Comprehensive Income

	Nine months ended 30 September 2014	Nine months ended 30 September 2013	Year ended 31 December 2013	Year ended 31 December 2012
	Unaudited	Unaudited
	CADm	CADm	CADm	CADm
Profit for the financial period	55	59	90	117
Other comprehensive income
Items that may be reclassified to profit or loss in subsequent periods:
Currency translation effects *	2	1	2	-
	2	1	2	-
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement of retirement benefit obligations *	(7)	13	16	(14)
	(7)	13	16	(14)
Total other comprehensive income for the period	(5)	14	18	(14)
Total comprehensive income for the financial period	50	73	108	103

Attributable to:
Equity holders of Holcim Canada	50	73	108	103
Total comprehensive income for the financial period	50	73	108	103

*	Denotes item is net of tax

Holcim Canada

Combined Balance Sheet

	As at 30 September 2014	As at 31 December 2013	As at 31 December 2012
	Unaudited
	CADm	CADm	CADm
ASSETS
Non-current assets
Property, plant and equipment	684	689	699
Intangible assets	537	538	537
Other receivables	15	25	22
Total non-current assets	1,236	1,252	1,258
Current assets
Inventories	143	121	108
Trade and other receivables	367	198	221
Cash and cash equivalents	23	13	27
Total current assets	533	332	356
Total assets	1,769	1,584	1,614
EQUITY
Capital and reserves attributable to Holcim Canada
Paid in capital and consolidated reserves	611	561	462
Total equity	611	561	462
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	567	567	358
Deferred income tax liabilities	101	95	91
Retirement benefit obligations	30	29	57
Provisions for liabilities	29	30	29
Total non-current liabilities	727	721	535
Current liabilities
Trade and other payables	270	262	277
Current income tax liabilities	-	7	15
Interest-bearing loans and borrowings	145	18	302
Provisions for liabilities	16	15	23
Total current liabilities	431	302	617
Total liabilities	1,158	1,023	1,152
Total equity and liabilities	1,769	1,584	1,614

Holcim Canada

Combined Statement of Changes in Equity

	Attributable to the equity holders of Holcim Canada
	Paid in capital and consolidated reserves	Total equity
	CADm	CADm

At 1 January 2014	561	561
Profit for the financial period	55	55
Other comprehensive income	(5)	(5)
Total comprehensive income	50	50
At 30 September 2014 – Unaudited	611	611

At 1 January 2013	462	462
Profit for the financial period	59	59
Other comprehensive income	14	14
Total comprehensive income	73	73
At 30 September 2013 – Unaudited	535	535

At 1 January 2013	462	462
Profit for the financial year	90	90
Other comprehensive income	18	18
Total comprehensive income	108	108
Net distribution	(9)	(9)
At 31 December 2013	561	561

At 1 January 2012	460	460
Profit for the financial year	117	117
Other comprehensive income	(14)	(14)
Total comprehensive income	103	103
Net distribution	(101)	(101)
At 31 December 2012	462	462

Holcim Canada

Combined Statement of Cash Flows

	Nine months ended 30 September 2014	Nine months ended 30 September 2013	Year ended 31 December 2013	Year ended 31 December 2012
	Unaudited	Unaudited
	CADm	CADm	CADm	CADm
Cash flows from operating activities
Profit before tax	71	68	106	163
Finance costs (net)	24	29	38	48
Operating profit	95	97	144	211
Other costs	21	21	30	9
Depreciation, amortisation and impairment of operating assets	39	38	53	53
Other expenses	(22)	(22)	(30)	(10)
Other non-cash items	18	18	22	(10)
Net movement on working capital	(196)	(221)	(44)	(7)
Cash generated from operations	(45)	(69)	175	246
Interest paid	(19)	(23)	(36)	(44)
Corporation tax paid	(23)	(18)	(27)	(25)
Net cash (outflow)/inflow from operating activities	(87)	(110)	112	177
Cash flows from investing activities
Purchase of property, plant and equipment	(32)	(31)	(42)	(50)
Purchase of financial assets, intangible and other assets	(2)	(7)	(7)	(25)
Net cash outflow from investing activities	(34)	(38)	(49)	(75)
Cash flows from financing activities
Net borrowings/(distributions)	4	-	(2)	(94)
Repayment of interest-bearing loans and borrowings	-	(300)	(300)	-
Proceeds from/(repayment) of interest-bearing loans and borrowings	127	436	225	(2)
Net cash inflow/(outflow) from financing activities	131	136	(77)	(96)
Increase/(decrease) in cash and cash equivalents	10	(12)	(14)	6
Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at January 1	13	27	27	21
Increase/(decrease) in cash and cash equivalents	10	(12)	(14)	6
Translation adjustments	-	(1)	-	-
Cash and cash equivalents at end of period	23	14	13	27

Holcim Canada

Notes to the Combined Historical Financial Information

1. Description of transaction

Lafarge S.A. (‘Lafarge’) is a French limited liability company governed by French law. Holcim Ltd. (‘Holcim’) is a Swiss limited liability company governed by Swiss law.

On 7 April 2014, Holcim and Lafarge (together, the ‘Sellers’) announced their intention to merge their businesses, such merger to be implemented by a tender offer by Holcim for the shares of Lafarge (the ‘Merger’). In order to obtain the regulatory clearances necessary to complete the Merger, the Sellers agreed to divest certain of their businesses. The businesses are grouped geographically into ‘clusters’ and held by newly incorporated or pre-existing subsidiaries of the Sellers, such subsidiaries being collectively referred to as the NewCo Group.

On 1 February 2015, CRH plc (‘CRH’) announced that it had entered into a Binding Offer Letter with Lafarge and Holcim, and the Philippines SPA with Lafarge Holdings (Philippines) Inc., Calumboyan Holdings, Inc., Round Royal Inc. and Southwestern Cement Ventures Inc., to acquire the NewCo Group (the ‘Acquisition’). One of the clusters within NewCo Group is Holcim’s business activities in Canada. As part of the overall Acquisition, Holcim agreed to sell, and CRH agreed to purchase, the entire issued and outstanding shares in the capital of Holcim (Canada) Inc, including its interests in its subsidiaries and joint ventures, together with certain Holcim cement terminals (‘US Terminals’) currently owned by Holcim (US) Inc. (together, ‘Holcim Canada’).

The list of legal entities included in the Historical Combined Financial Information, and which together form Holcim Canada, are included below:

Legal entity	Principal activity	Shareholding %
Holcim Canada Inc.	Cement, Aggregates, RMC, Construction	100
441092 Canada Inc.	Aggregates, RMC, Construction	100
747752 Ontario Ltd	Construction company	100
764296 Ontario Ltd	Construction company	100
Great Lakes Slag Ltd	Production of granulated slag	50
Airlinx Transit Partners Inc.	Construction	50
Yellowline Asphalt Products Ltd	Asphalt cement operations	50

1.1 Purpose and nature of Combined Historical Financial Information

The Acquisition constitutes a Class 1 transaction pursuant to the UKLA Listing Rules, with CRH required to send an explanatory circular (‘Class 1 Circular’) to its shareholders and obtain their prior approval in an extraordinary general meeting for the Acquisition. The historical combined financial information relating to Holcim Canada (‘Holcim Canada Historical Financial Information’) has been prepared specifically for the purposes of inclusion in the Class 1 Circular.

In accordance with the requirements of the Listing Rules, the Holcim Canada Historical Financial Information has been prepared on the basis of the accounting policies which are set out at pages 27 to 35 of this document (and which form part of the Holcim Canada Historical Financial Information) and in a form that is consistent with the accounting policies adopted in CRH’s financial statements for the year ended 31 December 2013.

Holcim Canada has not been formed as a legal group in the past, and has not previously prepared consolidated financial statements. The Holcim Canada Historical Financial Information has been prepared on a basis that consolidates the results, assets and liabilities of Holcim (Canada) Inc. and its subsidiaries and combines the results, assets and liabilities of certain Holcim cement terminals currently owned by Holcim (US) Inc. that are included within the scope of the contemplated Acquistion on the basis decribed in the ‘basis of preparation of Holcim Canada Historical Financial Information’ below.

As further described on page 89 of this Circular, as part of the acquisition, in addition to Holcim Canada, CRH is acquiring the Trident cement plant (‘Trident’).

The Trident cement plant is highly integrated within legal entities not within the scope of the Acquisition, and has not been separately managed and/or financially controlled, and it is not practicable to identify separate historical financial information attributable to Trident to be included in the Holcim Canada combined financial information. As such, in accordance with paragraphs 27 and 28 of the Annexure to SIR 2000, it is not considered appropriate or practicable to show combined historical financial information for Holcim Canada including Trident. Therefore the Holcim Canada Historical Financial Information is the combined financial information of Holcim Canada, excluding historical financial information pertaining to Trident, with disclosures of Trident as set out below.

The following unaudited management information represents an estimate of the effect had Trident been included in the Holcim Canada Historical Financial Information in respect of the year-ended 31 December 2013:

•	Revenue of CAD 28 million or 2.0% of total Holcim Canada revenue of CAD 1,435 million

•	EBITDA of CAD 10 million or 5.0% of total Holcim Canada EBITDA of CAD 197 million

1.2 Basis of preparation of Holcim Canada Historical Financial Information

The combined historical financial information presents historical financial information of Holcim Canada for the years ended 31 December 2012 and 2013 and the nine month periods ended 30 September 2013 and 2014.

The Holcim Canada Historical Financial Information has been prepared on a basis that combines the assets and liabilities, operations and cash flows of Holcim (Canada) Inc. and its subsidiaries, along with US Terminals, by applying the principles underlying the consolidation procedures of IFRS 10 Consolidated Financial Statements. International Financial Reporting Standards (‘IFRS’) does not provide for the preparation of combined financial information, and accordingly, in preparing the Holcim Canada Historical Financial Information, certain accounting conventions commonly used for the preparation of historical financial information for inclusion in investment circulars as described in the Annexure to SIR 2000 Standards for Investment Reporting applicable to public reporting engagements on historical financial information issued by the UK Auditing Practices Board have been applied.

The Holcim Canada Historical Financial Information has been prepared in accordance with the requirements of the UK Listing Rules and in accordance with this basis of preparation. The basis of preparation describes how the financial information has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by the EU), except as described below.

The application of these conventions results in the following material departures from IFRSs as adopted by the EU. In other respects IFRSs as adopted by the EU have been applied.

•	As explained above, the historical financial information is prepared on a combined basis and therefore does not comply with the requirements of IFRS 10 Consolidated Financial Statements.

•

The Holcim Canada Historical Financial Information does not constitute a set of general purpose financial statements under paragraph 3 of IAS 1 Presentation of Financial Statements and consequently there is no explicit and unreserved statement of compliance with IFRS as contemplated by paragraph 14 of IAS 1.

In addition, and as set out in Note 1.3, certain disclosures required by IFRSs have not been provided.

1.2.1 Basis of combination

As Holcim Canada has not formed in the past a legal group with a parent company and thus the Holcim Canada Historical Financial Information is presented on a carve-out basis, it is not meaningful to present share capital nor any analysis of the equity accounts of Holcim Canada. The net assets of Holcim Canada (shown as combined equity) reflect the aggregated share capital and other equity accounts of the entities combined as part of this financial information, after elimination of combined investments. Elements of “Other comprehensive earnings” presented in combined equity are, however, presented separately within the Combined Statement of Comprehensive Income.

All cash and other movements in equity accounts in the periods presented, such as cancellation of shares (or share issues), dividends and other distributions or contributions made from/to Holcim Canada group companies to/from entities outside the scope of combination have been reflected respectively as “Distributions” or “Contributions” in the Combined Statement of Changes in Equity and in the Combined Statement of Cash Flows.

Subsidiaries, joint ventures and associates that are part of Holcim Canada and that were acquired directly or indirectly by Holcim Canada have been included in the Holcim Canada Historical Financial Information from the date control, joint control or significant influence was obtained. Legal subsidiaries of Holcim Canada entities and related business operations that are outside the scope of combination have been excluded from the Holcim Canada Historical Financial Information since the beginning of the periods presented.

Holcim Canada has not previously been required to prepare standalone historical combined financial information. In the absence of any requirement or guidelines in IFRS for purchase price allocation accounting for the establishment of combined financial information, purchase price adjustments and goodwill arising from previous acquisitions and allocated to Holcim Canada reporting entities that form part of Holcim Canada have been included in the Holcim Canada Historical Financial Information, as recognised in Holcim’s consolidated financial statements. Goodwill from previous acquisitions relating to the reporting entities that form part of Holcim Canada has been allocated at the level for purpose of the foreign currency translation in the Holcim consolidated financial statements, i.e. the goodwill relating to each entity is calculated by deducting the fair values of the net assets of that entity from the cost of the acquisition of the entity in the relevant functional currency.

All balances arising from operating transactions between Holcim Canada and other Holcim Ltd entities which are not part of Holcim Canada are no longer eliminated as intercompany transactions, but instead presented in the Historical Combined Financial Information as receivables from and payables to third parties outside the scope of the combination. All loans and borrowings between Holcim Canada and other Holcim entities are presented in the Holcim Canada Historical Financial Information as financial assets and financial liabilities.

Holcim had historically billed Industrial Franchise-Fees in accordance with its agreements to its affiliates including entities that are part of Holcim Canada (trade mark, know-how, patent, assistance). The costs billed by Holcim to Holcim Canada entities were impacted by the arrangements that existed between Holcim entities in connection with the allocation of the costs incurred for the purpose of Holcim Canada’s operations. They may not be representative of the position that may prevail in the future. In this context, the costs billed by Holcim to Holcim Canada for the nine-month period in 2014 were CAD 22 million (nine-month period 2013: CAD 21 million, year ended 31 December 2013: CAD 29 million, year ended 31 December 2012: CAD 10 million) and have been recorded in other income/(expense). These costs were billed to Holcim Canada, in a manner consistent with the agreements in place between Holcim and Holcim Canada entities.

Holcim has historically managed its financing needs and cash flow surpluses for the Holcim Group through its cash pooling activities. For the purposes of preparing the Holicm Canada Historical Financial Information, such centrally managed financing and cash pooling has been reflected in line with existing balances within Holcim’s consolidated financial statements at the end of each period presented. The interest income and expense recorded in the Historical Combined Statement of Income have been impacted by the financing arrangements within Holcim. They are not representative of the interest charges that would have been reported if Holcim Canada had been an independent group. They are not representative of the interest charges that may arise in the future.

The tax expense and deferred tax assets and liabilities recorded in the Holcim Canada Historical Financial Information have been determined based on the existing balances of tax expense and deferred tax assets and liabilities in Holcim’s consolidated financial statements at the end of each period presented and as a result have been impacted by the taxation arrangements in some countries.

1.2.2 ‘Carve-in’ of US Terminals

As described at 1.1 Purpose and nature of Combined Historical Financial Information, certain Holcim cement terminals currently owned by Holcim (US) Inc. are included within the scope of the contemplated acquisition and, in order to reflect the operations of US Terminals in the Holcim Canada Historical Combined Finanical Information, regard has been had to accepted conventions which have been developed for the preparation and presentation of the assets and liabilities, results of operations and cash flows on a carve-in basis. The following summarises the principles applied in including US Terminals in the Historical Combined Financial Information.

•

The assets and liabilities directly attributable to the operations (property, plant and equipment, site restoration provisions) are directly allocated to the US Terminals. Working capital assets and liabilities (inventories, accounts receivable, prepaid expenses and other current assets, trade accounts payable, other current liabilities) are either directly allocated, or allocated on a rational basis to provide a fair approximation of the amounts actually attributable to the US Terminals. Tax balances, financing balances

(cash and loans), and pension balances have not been allocated to US Terminals. The resulting differences are recorded within “net distributions” in equity and the cash flow from financing activities.

•

Revenues generated by US Terminals are included in the Historical Combined Financial Information based on actual volumes sold and average selling price per ton. Revenue and distribution costs for sales by Holcim Canada through US Terminals were eliminated based on actual transaction prices, while an estimation of the related production costs for the purpose of elimination was made based on actual volumes and average cost per ton. Cost of sales are allocated based on actual operating cost of the respective terminals. Production costs are allocated based on actual sales volumes and average costs. Other selling and administration costs are allocated based on estimates of direct usage.

The allocation methodology, assumptions and estimates used in reflecting US Terminals within the Holcim Canada Historical Financial Information, and the outcome are considered to be a reasonable depiction of the assets and liabilities, results of operations and cash flows for all periods presented. However, the allocations are not necessarily indicative of the actual revenues and expenses that would have arisen had US Terminals been part of Holcim Canada’s corporate structure for all periods presented.

1.3 Disclosures

The Holcim Canada Historical Financial Information does not include all of the disclosures required for a complete set of historical financial information, as required by the following standards:

•	IAS 1 Presentation of financial statements

•	IAS 2 Inventories

•	IAS 7 Statements of cash flows

•	IAS 12 Income taxes

•	IAS 16 Property, plant and equipment

•	IAS 17 Leases

•	IAS 19 Employee benefits

•	IAS 24 Related party disclosures

•	IAS 28 Investments in associates and joint ventures

•	IAS 36 Impairment of assets

•	IAS 38 Intangible assets

•	IFRS 8 Operating segments

•	IFRS 7 Financial instruments: disclosure

•	IFRS 13 Fair value measurement

The information required for the Directors of CRH plc to prepare such disclosures is not available due to the nature and objective of the special purpose financial statements upon which the Holcim Canada Historical Financial Information had originally been prepared by the Sellers. As the contemplated Acquisition has not been completed, CRH plc does not possess the ability to obtain the requisite information in order to provide the absent disclosures in the Holcim Canada Historical Financial Information.

1.4 Financial information requirements of the Listing Rules

The Holcim Canada Historical Financial Information does not include historical financial information for the year ended 31 December 2011, as required by Listing Rule 13.5.13R, for the same reason that the information referred to in note 1.3 above has not been disclosed.

1.5 Foreign currency translation

The schedule below presents foreign exchange rates for the main currencies used within Holcim Canada:

CAD 1 = US Dollar	US Dollars
	Average rate	Period-end rate
30 September 2014	1.0936	1.0936
31 December 2013	1.0645	1.0645
30 September 2013	1.0232	1.0232
31 December 2012	0.9936	0.9936

Note 2 – Holcim Canada

Holcim Canada had not been formed as a legal group in the past and the combined financial information has been combined from the historical financial information of the legal entities’ assets and liabilities and business operations of Holcim (Canada) Inc. and its subsidiaries. Additionally, and as included in Note 1.2 certain assets and liabilities associated with US Terminals have been carved-in to reflect the scope of the contemplated Acquisition.

Note 3 – Interest-bearing loans and borrowings

	As at 30 September 2014	As at 31 December 2013	As at 31 December 2012
	Unaudited
	CADm	CADm	CADm
Long term financings (bank loans, bonds)	-	-	(8)
Current accounts and loans with Holcim	(712)	(585)	(652)
Total debt	(712)	(585)	(660)
of which long-term debt	(567)	(567)	(358)
of which short-term debt	(145)	(18)	(302)

Note 4 – Operating lease commitments

	Operating leases
	September 2014	December 2013	December 2012
	Unaudited
	CADm	CADm	CADm
Within one year	16	18	18
Between one and five years	19	23	22
After five years	10	11	9
Total	45	52	49

The total expense for operating leases recognised in the Combined Income Statement for the nine-month period 2014 was CAD 15 million (nine-month period ended 30 September 2013: CAD 17 million, year ended 31 December 2013: CAD 22 million, year ended 31 December 2012: CAD 23 million). There are no individually significant operating lease agreements. There are no finance lease agreements.

Note 5 – Provisions for liabilities

	Site restoration and other environmental provisions	Litigation	Other specific business risks	Other provisions	Total 30 September 2014
	CADm	CADm	CADm	CADm	CADm
1 January	26	2	9	8	45
Provisions recognised during the period	2	-	10	-	12
Provisions used during the period	(2)	-	(9)	(2)	(13)
Provisions reversed during the period	-	-	1	(1)	-
Unwinding of discount and discount rate changes	1	-	-	-	1
30 September – Unaudited	27	2	11	5	45
of which short-term provisions	3	2	11	-	16
of which long-term provisions	24	-	-	5	29

	Site restoration and other environmental provisions	Litigation	Other specific business risks	Other provisions	Total 31 December 2013	Total 31 December 2012
	CADm	CADm	CADm	CADm	CADm	CADm
1 January	24	3	14	11	52	47
Change in structure	3	-	-	(3)	-	-
Provisions recognised during the year	1	-	10	-	11	20
Provisions used during the year	(3)	-	(15)	-	(18)	(17)
Provisions reversed during the year	-	(1)	-	-	(1)	-
Unwinding of discount and discount rate changes	1	-	-	-	1	2
31 December	26	2	9	8	45	52
of which short-term provisions	4	2	9	-	15	23
of which long-term provisions	22	-	-	8	30	29

Site restoration and other environmental provisions represent Holcim Canada’s legal or constructive obligations of restoring a site. The timing of cash outflows of these provisions is dependent on the completion of raw material extraction and the commencement of site restoration.

Specific business risks comprise litigation and restructuring costs which arise during the normal course of business. Provisions for litigations mainly relate to antitrust investigations, product liability as well as tax claims and are set up to cover legal and administrative proceedings. The timing of cash outflows of provisions for litigations is uncertain since it will largely depend upon the outcome of administrative and legal proceedings. Provisions for restructuring costs relate to various restructuring programs. These provisions are expected to result in future cash outflows mainly within the next one to three years.

Other provisions relate mainly to provisions that have been set up to cover other contractual liabilities. The composition of these items is extremely manifold. The expected timing of the future cash outflows is uncertain.

Note 6 – Retirement benefit obligations

Defined benefit pension plans

Holcim Canada’s main defined benefit pension plans are in Canada and are funded through legally separate trustee administered funds. The cash funding of these plans, is designed to ensure that present and future contributions should be sufficient to meet future liabilities.

Status of Holcim Canada’s defined benefit plans

The primary assumptions made to account for pensions are as follows:

	As at 30 September 2014	As at 31 December 2013	As at 31 December 2012
	Unaudited
	%	%	%
Discount rate	4.2%	4.9%	4.4%
Salary increase	3.0%	3.0%	3.0%

	As at 30 September 2014	As at 31 December 2013	As at 31 December 2012
	Unaudited
	CADm	CADm	CADm
Balance sheet as at 1 January: Accrued	29	57	68
Net periodic pension cost recognised in the Income Statement	6	10	(19)
Amounts recognised in the Statement of Comprehensive Income	7	(22)	19
Employers contributions paid in the period	(12)	(16)	(11)
Balance sheet as at end of period: Accrued	30	29	57

Note 7 – Contingencies, guarantees and commitments

Contingencies – In the ordinary course of business, Holcim Canada is involved in lawsuits, claims of various natures, investigations and proceedings, including product liability, commercial, environmental, health and safety matters, etc. Holcim Canada operates in countries where political, economic, social and legal developments could have an impact on Holcim Canada’s operations. The effects of such risks which arise in the normal course of business are not foreseeable and are therefore not included in the accompanying combined financial statements.

At 30 September 2014, Holcim Canada had no other contingencies (31 December 2013: nil, 31 December 2012: nil). There are no further single matters pending that Holcim Canada expects to be material in relation to Holcim Canada’s business, financial position or results of operations.

Guarantees – At 30 September 2014, guarantees issued in the ordinary course of business amounted to CAD 28 million (31 December 2013: CAD 24 million, 31 December 2012: CAD 35 million).

Commitments – In the ordinary course of business, Holcim Canada enters into purchase commitments for goods and services, buys and sells investments, associated companies and Holcim companies of Holcim Canada or portions thereof. It is common practice for Holcim Canada to make offers or receive call or put options in connection with such acquisitions and divestitures. At 30 September 2014, Holcim Canada’s commitments amounted to CAD 10 million (31 December 2013: CAD 13 million, 31 December 2012: CAD 2 million), of which CAD 9 million (31 December 2013: CAD 11 million, 31 December 2012: CAD 2 million) related to the purchase of property, plant and equipment.

Note 8 – Subsequent events

There have been no significant post balance sheet date events.

SECTION E

HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO LAFARGE UK

LAFARGE UK - ACCOUNTANT’S REPORT ON HISTORICAL FINANCIAL INFORMATION

Abbotts House

Abbey Street

Reading

RG1 3BD

United Kingdom

The Board of Directors

on behalf of CRH plc

42 Fitzwilliam Square

Dublin 2

Republic of Ireland

UBS Limited

1 Finsbury Avenue

London

EC2M 2PP

United Kingdom

20 February 2015

Dear Sirs

Lafarge Tarmac Holdings Limited (“LTHL”); together with its subsidiaries the “UK Group”

We report on the financial information for the period ended 31 December 2013 set out in Section E of Part IV of the Class 1 Circular relating to the acquisition of the UK Group except for the Cauldon cement plant and related assets and certain non-operational properties (or rights therein) (the “Cauldon Business”) by CRH plc (the “Company”). This financial information has been prepared for inclusion in the Circular on the basis of the accounting policies set out in note 1 to the financial information. This report is required by Listing Rule 13.5.21R and is given for the purpose of complying with that requirement and for no other purpose.

We have not audited or reviewed the financial information for the nine months ended 30 September 2014 which has been included for information purposes only, and accordingly do not express an opinion thereon.

Responsibilities

The Directors of the Company are responsible for preparing the financial information on the basis of preparation set out in note 1.2 to the financial information.

It is our responsibility to form an opinion on the financial information and to report our opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to ordinary shareholders of the Company as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R(6), consenting to its inclusion in the Circular.

Basis of qualified opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom, except that the scope of our work was limited as explained below. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error. However, the evidence available to us was limited because, as described in note 1 to the financial information, the historical financial information presents the consolidated financial information of the UK Group, with disclosures of the Cauldon Business that is not being acquired provided in note 1.2 to the financial information. It is not practicable to identify separate historical financial information attributable to the Cauldon Business, and accordingly such disclosures of the Cauldon Business are based on unaudited management information and represent an estimate of the financial results of the Cauldon Business. Owing to the nature of certain disclosures, we were unable to obtain sufficient appropriate audit evidence to gain assurance over such disclosures.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Qualified opinion on financial information

In our opinion, except for the possible effects of the matters described in the basis for qualified opinion paragraph, the financial information gives, for the purposes of the Circular, a true and fair view of the state of affairs of the UK Group as at 31 December 2013 and of its profit/loss, cash flows and changes in equity for the period then ended in accordance with the basis of preparation set out in note 1.2 to the financial information and has been prepared in a form that is consistent with the accounting policies adopted in the Company’s latest annual accounts.

Yours faithfully

Deloitte LLP

Chartered Accountants

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 2 New Street Square, London EC4A 3BZ, United Kingdom. Deloitte LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu Limited (“DTTL”), a UK private company limited by guarantee, whose member firms are legally separate and independent entities. Please see www.deloitte.co.uk/about for a detailed description of the legal structure of DTTL and its member firms.

LAFARGE UK

Consolidated Income Statement

	Note	Nine months ended 30 September 2014	Year ended 31 December 2013
		Unaudited
		£m	£m
Revenue	2	1,443	1,685
Cost of sales	3	(1,074)	(1,297)
Gross profit		369	388
Operating costs	3	(306)	(444)
Operating profit/(loss)		63	(56)
Finance costs	6	(4)	(4)
Finance income	6	-	2
Share of equity accounted investments’ profit		4	2
Profit/(loss) before tax		63	(56)
Income tax (expense)/credit	7	(12)	33
Profit/(loss) for the financial period		51	(23)
Attributable to:
Equity holders of Lafarge UK		51	(23)
Profit/(loss) for the financial period		51	(23)

Consolidated Statement of Comprehensive Income

	Nine months ended 30 September 2014	Year ended 31 December 2013
	Unaudited
	£m	£m
Profit/(loss) for the financial period	51	(23)

Total comprehensive income for the financial period	51	(23)

Attributable to:
Equity holders of Lafarge UK	51	(23)
Total comprehensive income for the financial period	51	(23)

LAFARGE UK

Consolidated Balance Sheet

	Note	As at 30 September 2014	As at 31 December 2013
		Unaudited
		£m	£m
ASSETS
Non-current assets
Property, plant and equipment	8	1,698	1,741
Intangible assets	9	6	7
Investments accounted for using the equity method	10	17	14
Other financial assets		5	5
Other receivables	11	20	20
Total non-current assets		1,746	1,787

Current assets
Inventories	12	123	112
Trade and other receivables	11	527	399
Cash and cash equivalents		75	166
Total current assets		725	677
Total assets		2,471	2,464

EQUITY
Capital and reserves attributable to Lafarge UK
Equity share capital	18	-	-
Other reserves	19	1,575	1,575
Retained income		28	(23)
Total equity		1,603	1,552

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	17	26	26
Deferred income tax liabilities	14	127	130
Other payables	15	39	36
Provisions for liabilities	16	122	124
Total non-current liabilities		314	316

Current liabilities
Trade and other payables	15	514	507
Current income tax liabilities		13	28
Interest-bearing loans and borrowings	17	-	20
Provisions for liabilities	16	27	41
Total current liabilities		554	596
Total liabilities		868	912
Total equity and liabilities		2,471	2,464

LAFARGE UK

Consolidated Statement of Changes in Equity

	Attributable to the equity holders of Lafarge UK
	Equity share capital	Other reserves	Retained income	Total equity
	£m	£m	£m	£m
At 1 January 2014	-	1,575	(23)	1,552
Profit for the financial period	-	-	51	51
Total comprehensive income	-	-	51	51
At 30 September 2014 – Unaudited	-	1,575	28	1,603

At 1 January 2013	-	-	-	-
Loss for the financial year	-	-	(23)	(23)
Acquisition of subsidiaries	-	1,575	-	1,575
Total comprehensive income	-	1,575	(23)	1,552
At 31 December 2013	-	1,575	(23)	1,552

LAFARGE UK

Consolidated Statement of Cash Flows

	Nine months ended 30 September 2014	Year ended 31 December 2013
	Unaudited
	£m	£m
Cash flows from operating activities
Profit/(loss) before tax	63	(56)
Finance costs net	4	2
Share of equity accounted investments’ result	(4)	(2)
Operating profit/(loss)	63	(56)
Depreciation, amortisation and impairment of operating assets	85	117
Income Statement charge for exceptional items	7	65
Amounts paid in respect of exceptional items	(15)	(31)
Gain on disposal of property	(11)	(14)
Decrease in provisions	(9)	(6)
Net movement on working capital	(123)	4
Cash (used in)/generated from operations	(3)	79
Interest paid	(1)	-
Corporation tax paid	(32)	(26)
Net cash (outflow)/inflow from operating activities	(36)	53
Cash flows from investing activities
(Purchase)/disposal of property, plant and equipment	(30)	(33)
Acquisition of subsidiaries/disposal proceeds	(5)	124
Dividends received	-	2
Net cash (outflow)/inflow from investing activities	(35)	93
Cash flows from financing activities
Shareholder borrowings	(20)	20
Net cash (outflow)/inflow from financing activities	(20)	20
(Decrease)/increase in cash and cash equivalents	(91)	166
Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents as at January 1	166	-
(Decrease)/increase in cash and cash equivalents	(91)	166
Cash and cash equivalents as at period end	75	166

LAFARGE UK

Note 1 – General information

Lafarge Tarmac Holdings Limited (or “LTHL”) is a company incorporated in the United Kingdom under the Companies Act. The address of the registered office is Portland House, Bickenhill Lane, Solihull, Birmingham B37 7BQ.

The consolidated financial information of Lafarge UK (or the “UK Group”) has been prepared, in the context of the carve-out of certain Lafarge businesses (i) in Germany and Romania (ii) in the United Kingdom and (iii) certain Holcim businesses in France, Serbia and Hungary, that are to be disposed of as a condition precedent and subject to the proposed merger between Lafarge and Holcim announced in April 2014.

1.1 Principal activities

Lafarge UK is the UK’s leading sustainable building materials and sustainable construction solutions group. Lafarge UK’s principal activities are organised and managed across five business units:

•	Aggregates and Asphalt - the quarrying and supply of sand, gravel and stone (Aggregates) and the manufacture of road surfacing materials (Asphalt);

•	Cement - manufacture and supply of cement and cementious products;

•	Readymix - the manufacture and supply of ready mixed concrete;

•	Contracting - solutions for the surfacing or repair of roads, traffic management, highway and local authority maintenance; and

•	Building Products, following the acquisition of Tarmac Building Products Limited on 31 March 2014.

This historical financial information is presented in pounds sterling because that is the currency of the primary economic environment in which the UK Group operates.

1.2 Basis of preparation

The consolidated historical financial information has been prepared in accordance with the accounting policies of CRH plc which have been set out in Section A, Part IV (Historical Financial Information) of this Circular.

The consolidated historical financial information has been prepared in accordance with the UK Listing Rules and in accordance with this basis of preparation. The basis of preparation describes how the financial information has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by the EU) except as described below.

Cauldon and certain other trade and assets not being acquired by CRH plc

CRH plc is acquiring all of the business of Lafarge UK except for the Cauldon cement plant and related assets and certain non-operational properties (the ‘Cauldon Business’). The Cauldon Business comprises the Cauldon cement plant & quarry, the Cauldon Low quarry, the Coleshill depot and the Willesden rail terminal, together with all direct and dedicated staff and assets.

The Cauldon Business has not been separately managed and/or financially controlled within Lafarge UK and it is not practicable to identify separate historical financial information attributable to the Cauldon Business, in order to prepare combined financial information on the rest of the business, trade assets and liabilities that are being acquired. As such, in accordance with paragraphs 27 and 28 of the Annexure to SIR 2000 (Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom), it is not considered appropriate or practicable to show combined historical financial information for Lafarge UK excluding the Cauldon Business and therefore the historical financial information presented, is the consolidated financial information of Lafarge UK (including the Cauldon Business), with disclosures of the Cauldon Business as set out below.

The Cauldon Business contains property, plant and equipment with a net book value of £147 million at 31 December 2013 or 8.4% of total Lafarge UK property, plant and equipment of £1,741 million.

The following unaudited management information represents an estimate of the financial results of the Cauldon Business in respect of the year-ended 31 December 2013:

•	Revenue of £70 million or 4.2% of total Lafarge UK revenue of £1,685 million

•	Gross profit of £24 million or 6.2% of total Lafarge UK gross profit of £388 million

Earnings per share

Earnings per share is not disclosed as required by IAS 33, Earnings Per Share as the calculation of earnings per share would be based upon the number of ordinary shares of Lafarge Tarmac Holdings Limited and therefore not of relevance to the shareholders of CRH plc.

Note 2 – Revenue

2013
£m
Sales of goods and services	1,685
Other operating income	6
Other interest income (see note 6)	2
1,693

The UK Group’s revenue from external customers by geographical location is detailed below

2013
£m
United Kingdom	1,680
Europe	1
Africa	4
1,685

Note 3 – Exceptional items before tax

The UK Group presents as “Exceptional costs” items noted below which, because of the nature and expected infrequency of events giving rise to them, merit separate presentation to allow the users of the financial statements to understand better the financial performance of the periods.

In both periods, the UK Group incurred costs associated with the Competition Commission’s market investigation into the UK aggregates, readymix and cement market.

As a result of the formation of the joint venture in January 2013, certain restructuring and redundancy costs relating to the integration of the two businesses have been charged to the Income Statement during both periods.

In addition, during 2013, the UK Group performed a detailed review of the industrial footprint of all sites held by the UK Group. As a result of this review certain sites, identified as being in close proximity to each other and serving similar customers/markets, were mothballed or closed. This resulted in a write-down of the fixed plant, tangible assets and a provision for onerous leases. No such costs were incurred in the nine months to 30 September 2014.

	Nine months ended 30 September 2014	Year ended 31 December 2013
	Unaudited
	£m	£m
Write-down of tangible fixed assets	-	10
Provision for onerous leases	-	12
Presented in cost of sales	-	22

Restructuring and integration costs	4	41
Market inquiry costs	3	2
Presented in operating costs	7	43

Total exceptional costs charged to the Consolidated Income Statement in the period	7	65

Note 4 – Profit for the year

Profit before tax for the year has been arrived at after charging/(crediting):

Year ended 31 December 2013
£m
Government grants released	(1)
Depreciation of property, plant and equipment	114
Impairment of property, plant and equipment	10
Gain on disposal of property, plant and equipment	(14)
Amortisation of intangible assets	3
Cost of inventories recognised as expense	454
Staff costs	291

Note 5 – Staff costs

The average monthly number of employees (including executive directors) was:

Year ended 31 December 2013
Number
Production and distribution	4,450
Administration and selling	1,610
Total	6,060

Their aggregate remuneration comprised:

Year ended 31 December 2013
£m
Wage and salaries	258
Social security costs	21
Pension costs (see note 22)	12
Total	291

Note 6 – Finance costs

Year ended 31 December 2013
£m
Other interest	2
Finance income	2

Interest on shareholder loans	(1)
Unwinding of discount on provisions	(3)
Finance costs	(4)

Net finance costs	(2)

Note 7 – Income tax expense

Year ended 31 December 2013
£m
Total current tax	-
Deferred tax (see note 14)
Origination and reversal of temporary differences	(14)
Change of rate	(19)
Total deferred tax	(33)
Total tax credit	(33)

The differences between the total tax charge shown above and the amount calculated by applying the standard rate of UK corporation tax to the loss before tax are as follows:

Year ended 31 December 2013
£m
Loss before tax on continuing operations	56

Tax at the UK Corporation tax rate of 23.25%	(13)
Expenses not deductible in determining taxable profit	1
Income not taxable in determining taxable profit	(3)
Depreciation of non-qualifying property	1
Deferred tax rate change	(19)
Total tax credit for the year	(33)

The 2012 Budget introduced a reduction in the main rate of corporation tax from 24% to 23% with effect from 1 April 2013, resulting in a blended rate of current tax of 23.25% for the year ended 31 December 2013.

On 2 July 2013 the Finance Act 2013 subsequently enacted further reductions in the main rate of corporation tax to 21% with effect from 1 April 2014 and to 20% with effect from 1 April 2015. Deferred tax at 31 December 2013 has been calculated at a rate of 20% on the basis that it will materially reverse after 1 April 2015.

The total deferred tax credit of £33 million for the year ended 31 December 2013 includes an exceptional credit of £19 million arising from the reduction in the rate of UK corporation tax and an exceptional credit of £15 million relating to the tax on the exceptional costs referred to in note 3.

Note 8 – Property, plant and equipment

	Plant and Equipment	Land and Buildings	Mineral Reserves	Assets in Course of Construction	Total
	£m	£m	£m	£m	£m
Cost
At 1 January 2013	-	-	-	-	-
Additions	5	-	9	43	57
Acquisition of subsidiaries (note 20)	993	66	652	99	1,810
Disposals	(27)	-	(1)	-	(28)
At 31 December 2013	971	66	660	142	1,839

Accumulated depreciation and impairment
At 1 January 2013	-	-	-	-	-
Charge for the year	(66)	(8)	(40)	-	(114)
Impairment in the year (note 4)	(10)	-	-	-	(10)
Disposals in the year	26	-	-	-	26
At 31 December 2013	(50)	(8)	(40)	-	(98)

Carrying amount
At 31 December 2013	921	58	620	142	1,741

The net book value of land and buildings comprises:

2013
£m
Freehold	55
Leasehold – long	1
Leasehold – short	2
Total	58

Note 9 – Intangible assets

	Computer Software Costs	Total
	£m	£m
Cost
At 1 January 2013	-	-
Acquired on acquisition of subsidiaries (note 20)	9	9
At 31 December 2013	9	9

Amortisation
At 1 January 2013	-	-
Charge for the year	(3)	(3)
Disposals	1	1
At 31 December 2013	(2)	(2)

Carrying amount
At 31 December 2013	7	7

Note 10 – Investments accounted for using the equity method

The UK Group equity accounts for its joint ventures and associates. The joint ventures and associated undertakings are incorporated, unless otherwise indicated by*, and principally engaged in the United Kingdom. They operate in the heavy building materials business of extraction and sale of, or manufacture of, construction materials.

The UK Group has interests in the following entities:

Name of Joint Venture or Associate	2013
Percentage Ownership
Island Cement Limited	50%
Scotash Limited	50%
Processing Ash LLP*	50%
Brett Lafarge Limited	50%
Britannia Aggregates Limited	25%
Island Bam Aggregates Limited	50%
R.W. Aggregates Limited	50%
GRS (Bagging) Limited	50%
LAL-GRS Limited	50%
Northampton Aggregates Limited	50%
GRS Roadstone Holdings Limited	19%
GRS Roadstone Limited	19%
Northwood (Fareham) Limited	50%
Ebbsfleet Investment (GP) Limited	50%
The Ebbsfleet Limited Partnership*	50%
Tendley Quarries Limited	50%
C. & H. Quickmix Limited	50%
North Tyne Roadstone Limited	50%
Isle of White Aggregates Limited	50%
Newhaven Roadstone Limited	50%
West Lothian Recycling Limited	50%
Mersey Asphalt Limited	50%
Barker and Bence Limited	50%
Norwest Sand & Ballast Co. 1985	50%
Mersey Sand Suppliers *	50%
Shepperton Aggregates *	50%
GRS (Bagging) Holdings Limited	19%

The movement in the UK Group’s investments accounted for using the equity method during 2013 is as follows:

Cost	2013
£m
At 1 January 2013	-
Acquired in the year (note 20)	14
Share of profit after tax for the year	2
Dividends declared	(2)
At 31 December 2013	14

The UK Group’s attributable share of the summarised income statement information of investments accounted for using the equity method is shown below:

2013
£m
Revenue	36
Operating profit from continuing operations	2
Profit for the year	2
Dividends received from investments accounted for using the equity method	2

The UK Group’s share of assets and liabilities of investments accounted for using the equity method are shown below:

2013
£m
Current assets	23
Non-current assets	10
Current liabilities	(17)
Non-current liabilities	(2)
Net assets of investments accounted for using the equity method	14

Note 11 – Trade and other receivables

2013
£m
Amount receivable for the sale of goods	299
Allowance for doubtful debts	(10)
289
Other receivables	77
Prepayments	35
Amounts due from joint ventures and related parties	18
419
Total receivables
Amount due for settlement within 12 months	399
Amount due for settlement after 12 months	20

Trade receivables

Trade receivables disclosed above are classified as loans and receivables and are therefore measured at amortised cost.

Total trade receivables (net of allowances) held by the UK Group at 31 December 2013 amounted to £289 million, comprising the amount presented above of £289 million and trade receivables classified as held for sale of £nil million.

The average credit period taken on sales of goods is 50 days. No interest is charged on overdue receivables. The UK Group has recognised an allowance for doubtful debts of 100% against all receivables that are in legal dispute. The remaining provision is calculated by reference to Graydon’s Risk Augur Score, where a percentage of the outstanding debt is provided against based on this figure.

Credit Insurance is taken out wherever possible. Before accepting any new customer, the UK Group uses an external credit scoring system to assess the potential customer’s credit quality for any amounts below the insurers agreed discretionary credit limit. Limits above the discretionary value are agreed with the underwriters and endorsed in the policy. Limits and scoring attributed to customers are reviewed quarterly to maximise cover.

The UK Group does not hold any collateral or other credit enhancements over any of its trade receivables nor does it have a legal right of offset against any amounts owed by the UK Group to the counterparty.

Trade receivables disclosed above include amounts (see below for aged analysis) which are past due at 31 December 2013 but against which the UK Group has not recognised an allowance for doubtful receivables because there has not been a significant change in credit quality and the amounts are still considered recoverable.

Ageing of past due but not impaired receivables

2013
£m
0-30 days	29
31-60 days	25
61-90 days	11
91-120 days	5
120+ days	6
Total	76

Movement in the allowance for doubtful debts

2013
£m
Balance at the beginning of period	-
Acquired in the year (note 20)	10
Impairment losses recognised	3
Amounts written off during the year as uncollectible	(3)
Balance at the end of the period	10

In determining the recoverability of a trade receivable, the UK Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date. The concentration of credit risk is limited due to the customer base being large and unrelated.

Included in the allowance for doubtful debts at 31 December 2013 are individually impaired trade receivables with a balance of £1 million due from companies which have been placed in liquidation. The impairment recognised represents the difference between the carrying amount of these trade receivables and the present value of the expected liquidation proceeds.

Ageing of impaired trade receivables

2013
£m
0-30 days	-
31-60 days	-
61-90 days	1
91-120 days	2
120+ days	7
Total	10

The directors consider that the carrying amount of trade and other receivables is approximately equal to their fair value.

Note 12 – Inventories

2013
£m
Raw materials	47
Work-in-progress	12
Finished goods	53
Total	112

The cost of inventories recognised as an expense during the year ended 31 December 2013 in respect of continuing operations was £454 million. Inventories of £nil million are expected to be recovered after more than twelve months.

Note 13 – Construction contracts

2013
£m
Contracts in progress at the balance sheet date:
Amounts due from contract customers	7
7
Contract costs incurred plus recognised profits less recognised losses to date	208
Less progress billings	(201)
Total	7

At 31 December 2013, retentions held by customers for contract work amounted to £8 million. Advances received from customers for contract work amounted to £nil million.

At 31 December 2013, amounts of £nil million included in trade and other receivables and arising from construction contracts are due for settlement after more than 12 months.

Note 14 – Deferred tax

The following are the major deferred tax liabilities and assets recognised by the UK Group and movements thereon during 2013.

	Accelerated tax depreciation	Provisions	Tax Losses	Total
	£m	£m	£m	£m
At 1 January 2013	-	-	-	-
Acquisition of subsidiaries	190	(26)	(1)	163
(Credit)/ charge to profit or loss	(17)	3	-	(14)
Effect of change in tax rate:
Income statement	(22)	3	-	(19)
At 31 December 2013	151	(20)	(1)	130

Deferred tax assets and liabilities are offset where the UK Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

2013
£m
Deferred tax liabilities	151
Deferred tax assets	(21)
Total	130

At 31 December 2013, the UK Group has unused tax revenue losses of £5 million available for offset against future profits. A deferred tax asset has been recognised in respect of £2 million of such losses. The UK Group also has unused capital losses of £431 million available for offset against future capital profits. A deferred tax asset in respect of £80 million of such losses has been recognised and offset against potential deferred tax liabilities arising on non-depreciating assets. No deferred tax asset has been recognised in respect of the remaining revenue losses and capital losses because it is not probable that future taxable profits will be available against which the UK Group can utilise the losses. The tax losses do not expire under current tax legislation.

Other than disclosed above, no deferred tax assets and liabilities have been offset.

Note 15 – Trade and other payables

2013
£m
Trade and other payables	(322)
Deferred revenue	(20)
Accruals	(87)
Other taxation and social security	(60)
Amounts due to shareholders	(52)
Amounts due to joint ventures and related parties	(2)
Total payables	(543)
Amount due for settlement within 12 months	(507)
Amount due for settlement after 12 months	(36)

Trade creditors and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 59 days. For most suppliers no interest is charged on trade payables for the first 75 days from the date of the invoice. Thereafter, interest is charged on the outstanding balances at various interest rates. The UK Group has financial risk management policies in place to ensure that all payables are paid within the pre-agreed credit terms.

The directors consider that the carrying amount of trade payables approximates their fair value.

Deferred revenue arises as a result of the benefit received from a government grant for rail sidings facilities. The revenue will be offset against the expenditure to be incurred over the period to 2030. Non-current payables at 31 December 2013 includes £16 million in relation to deferred revenue.

The UK Group has entered into a supplier financing agreement with Lloyds TSB Commercial Finance in order to improve working capital. At 31 December 2013 a balance of £30 million is included in trade and other payables.

Note 16 – Provisions for liabilities

	Restoration and decommissioning	Litigation	Onerous leases	Restructuring	Tax risks/ claims	Other provisions (including environmental and remedial)	Total
	£m	£m	£m	£m	£m	£m	£m
1 January 2014	(81)	(19)	(38)	(11)	(1)	(15)	(165)
Provisions recognised during the period	(2)	(2)	-	-	-	(5)	(9)
Provisions used during the period	3	3	4	8	-	7	25
Unwinding of discount and discount rate changes	(2)	-	-	-	-	-	(2)
Reclassifications	4	-	-	-	-	(2)	2
30 September 2014 - Unaudited	(78)	(18)	(34)	(3)	(1)	(15)	(149)
of which short-term provisions							(27)
of which long-term provisions							(122)

1 January 2013	-	-	-	-	-	-	-
Change in structure	(86)	(12)	(32)	-	(1)	(14)	(145)
Provisions recognised during the year	(4)	(2)	(15)	(23)	-	(17)	(61)
Provisions used during the year	12	-	9	12	-	11	44
Unwinding of discount and discount rate changes	(3)	-	-	-	-	-	(3)
Reclassifications	-	(5)	-	-	-	5	-
31 December 2013	(81)	(19)	(38)	(11)	(1)	(15)	(165)
of which short-term provisions	(3)	(9)	(3)	(11)	(1)	(14)	(41)
of which long-term provisions	(78)	(10)	(35)	-	-	(1)	(124)

The restructuring provision at 31 December 2013 related to redundancies and other associated costs in relation to the integration of the two businesses on formation of the joint venture. A portion of these costs were spent in 2014.

The UK Group has an obligation to undertake restoration and environmental work associated with a site and decommissioning of plant or other site work. A provision has been recognised for the present value of such costs. These costs will be incurred over the life of the relevant quarry.

The onerous contracts provided for are principally in relation to leases and related obligations at closed and mothballed sites. These costs will be incurred over the remaining terms of the relevant leases.

Note 17 – Interest-bearing loans and borrowings

Debt breakdown

	As at 30 September 2014	As at 31 December 2013
	Unaudited
	£m	£m
Long term financings with Anglo (bank loans, bonds)	13	23
Long term financings with Lafarge	13	23
Total debt	26	46
of which long term debt	26	26
of which short term debt	-	20

Maturity of debt as at 30 September 2014 – Unaudited

	Debt owed to Anglo	Debt owed to Lafarge
	£m	£m
2014	-	-
2015	-	-
2016	13	13
2017	-	-
Beyond five years	-	-
Total debt (external to Lafarge/towards Lafarge)	13	13
Total debt		26

Maturity of debt as at 31 December 2013

	Debt owed to Anglo	Debt owed to Lafarge
	£m	£m
2014	10	10
2015	-	-
2016	13	13
2017	-	-
Beyond five years	-	-
Total debt (external to Lafarge/towards Lafarge)	23	23
Total debt		46

All borrowings are in Sterling.

The UK Group is funded equally by its two shareholders, Anglo American Finance (UK) Limited and Lafarge UK Holdings Limited. The details are as follows:

Revolving Working Capital Facility (the “Facility”) of £100 million. The Facility was taken out on formation of the joint venture on 7 January 2013. The Facility was £20 million drawn down at 31 December 2013. The tenor of each tranche of funding is set at time of draw down and repayment must be made at the end of the agreed draw down period. The Facility carries interest rate at 3.5% above LIBOR. Interest is payable on repayment of each tranche of funding. The Facility expires on 7 January 2016. Given the nature of the Facility, the amount was recorded within current liabilities at 31 December 2013.

Unsecured Loan Notes (the “Loan”) of £26 million. The Loan was taken out on 9 May 2013 and expires on 7 January 2016. Interest is at a fixed rate of 4.1% per annum. Interest is payable quarterly. The Loan is repayable in full on the expiry date and therefore the Loan has been recorded within non-current liabilities.

The weighted average interest rates paid during the year were as follows:

2013
%
Loans from shareholders	4.05

Note 18 – Equity share capital

2013
£m
Issued and fully paid
2,000 ordinary shares of £1 each (1 January 2013: 199,800 ordinary shares of £0.01 each)	-

On 7 January 2013, 200 ordinary shares of £0.01 each were issued as explained in note 20, bringing the total number of shares in issue to 200,000.

On 17 July 2013, the 200,000 ordinary shares of £0.01 each were consolidated into 2,000 ordinary shares of £1.00 each, such shares having the same rights and restrictions (save as to nominal value) as the existing ordinary shares of £0.01 each.

Note 19 – Reserves

Details of all movements in reserves for the UK Group are shown in the Statement of Changes in Equity.

Other reserves represent the premium on equity instruments issued as consideration for the acquisition of the businesses as explained in note 20.

Note 20 – Acquisition of subsidiaries

On 7 January 2013, following regulatory clearance from the Competition and Markets Authority (“CMA”) (previously the Competition Commission), Lafarge Tarmac Holdings Limited acquired the entire issued share capitals of Lafarge Aggregates Limited, Lafarge Tarmac Cement and Lime Limited (formerly Lafarge Cement UK Limited), Lafarge (UK) Services Limited, Tarmac Industrial Minerals Holdings Limited (formerly Anglo Industrial Mineral Holdings Limited) and Tarmac Group Limited in consideration for the issue of 200 Ordinary shares of £0.01 each in the capital of Lafarge Tarmac Holdings Limited (100 to each shareholder: Lafarge UK Holdings Limited and Anglo American Finance (UK) Limited), and cash payments to each shareholder, partly funded by way of inter-company loans from Lafarge Tarmac Trading Limited (formerly Tarmac Limited), a 100% subsidiary of Tarmac Group Limited and Lafarge Tarmac Cement and Lime Limited (formerly Lafarge Cement UK Limited) of £33 million and £20 million respectively.

In connection with and as part of the restructuring of the Joint Venture, on completion, Tarmac Holdings Limited, a subsidiary of Tarmac Group Limited which had been contributed to the Joint Venture, transferred to Lafarge Tarmac Holdings Limited its interest in 39,799,800 £1 ordinary shares in Lafarge Tarmac Trading Limited (formerly Tarmac Limited).

The formation of the Joint Venture has created a leading UK construction materials company, with a portfolio of high quality assets drawing on the complementary geographical distribution of operations and assets, the skills of two experienced management teams and a portfolio of well-known and innovative brands.

The aggregated amounts recognised in respect of the fair value of the identifiable assets acquired and liabilities assumed for the acquisition of each subsidiary are as set out in the table below. The fair value exercise as required by IFRS 3 Business Combinations, was performed by qualified internal experts with the assistance of external qualified experts for certain areas.

	Tarmac book value	Lafarge book value	Fair value adjustments	Total fair value
	2013	2013	2013	2013
	£m	£m	£m	£m
Property, plant equipment	869	597	344	1,810
Intangible assets	57	9	(57)	9
Investments in joint ventures and associates	-	14	-	14
Cash	35	89	-	124
Trade and other receivables	208	211	(25)	394
Inventory	62	49	1	112
Trade and other payables	(294)	(266)	1	(559)
Current tax liabilities	(28)	(26)	-	(54)
Provisions	(73)	(51)	(21)	(145)
Deferred tax	(58)	(33)	(72)	(163)
Assets held for sale	33	-	-	33
Total identifiable assets	811	593	171	1,575

2013
Satisfied by:	£m
Cash	-
Equity instruments (200 ordinary shares issued of parent company)	1,575
Total consideration transferred	1,575
Net cash inflow arising on acquisition:
Cash consideration	-
Add: cash and cash equivalent balances acquired	124
Total	124

The fair value of the financial assets includes trade receivables with a fair value of £191 million and a gross contractual value of £202 million. The best estimate at acquisition date of the contractual cash flows not to be collected was £10 million.

The asset held for sale related to Midland Quarry Products Limited (“MQP”) which was disposed of for cash in April 2013 at the fair value detailed above and proceeds passed to the shareholders. Profit in the period from MQP prior to disposal was £1 million.

Acquisition-related costs (included in administrative expenses for the year ended 31 December 2013) amount to £nil million.

Note 21 – Notes to the Consolidated Statement of Cash Flows

2013
£m
Loss for the financial period	(23)
Adjustments for:
Exceptional items	65
Finance costs net	2
Share of equity accounted investments’ result	(2)
Income tax expense	(33)
Depreciation of property, plant and equipment	114
Amortisation of intangible assets	3
Gain on disposal of property, plant and equipment	(14)
Decrease in provisions	(6)
Operating cash flows before movements in working capital	106
Decrease in inventories	1
Increase in receivables	(25)
Increase in payables	28
Net cash from operating activities before exceptional items and income taxes and dividends received	110
Payments on exceptional items	(31)
Income tax paid	(26)
Net cash inflow from operating activities	53

Additions to fixtures and equipment during the year ended 31 December 2013 amounting to £nil million were financed by new finance leases. Additions of £13 million in 2013 were acquired on deferred payment terms, the settlement of which were still outstanding at year end 31 December 2013.

Cash and cash equivalents

2013
£m
Cash and bank balances	166
Bank overdrafts	-
Total	166

Cash and cash equivalents comprise cash and short-term bank deposits with an original maturity of three months or less, net of outstanding bank overdrafts. The carrying amount of these assets is approximately equal to their fair value. Cash and cash equivalents at 31 December 2013 as shown in the Consolidated Statement of Cash Flows can be reconciled to the related items in the Consolidated Balance Sheet position as shown above.

Analysis of changes in net debt

	1 January 2013	Cash Flow	Acquisitions and disposals	Interest Charges	Other non- cash movements	31 December 2013
	£m	£m	£m	£m	£m	£m
Cash and bank balances	-	42	124	-	-	166
Borrowings	-	(20)	-	-	(26)	(46)
Net cash	-	22	124	-	(26)	120

Other non-cash movement related to monies due to the shareholders on completion of the acquisition that was swapped into unsecured loan notes as detailed in Note 17.

Balances at 31 December 2013 comprises:

	Current assets	Current Liabilities	Non-current liabilities	Total

	£m	£m	£m	£m
Cash and bank balances	166	-	-	166
Borrowings	-	(20)	(26)	(46)
Net Debt	166	(20)	(26)	120

Note 22 – Retirement benefit obligations

The UK Group operates defined contribution retirement benefit schemes for all qualifying employees. The assets of the schemes are held separately from those of the UK Group in funds under the control of trustees.

The total cost charged to the Consolidated Income Statement for the nine months ended 30 September 2014 of £9 million (year ended 31 December 2013: £12 million) represents contributions payable to these schemes by the UK Group. As at 30 September 2014 contributions of £2 million (31 December 2013: £1 million) due in respect of the current reporting period had not been paid over to the schemes.

Note 23 – Contingent liabilities

23.1	Contingencies

At 30 September 2014, the UK Group’s contingencies amounted to £65 million (31 December 2013: £66 million) which included £50 million (31 December 2013: £46 million) from performance bonds and £15 million (31 December 2013: £20 million) from guarantees on hire purchase agreements for the purchase of contract haulier vehicles.

There are no further single matters pending that the UK Group expects to be material in relation to the UK Group’s business, financial position or results of operations.

23.2	Guarantees

At 30 September 2014, guarantees issued in the ordinary course of business amounted to £nil million (31 December 2013: £nil million).

23.3	Commitments

In the ordinary course of business, the UK Group enters into purchase commitments for goods and services, buys and sells investments, associated companies and UK Group companies or portions thereof. It is common practice for the UK Group to make offers or receive call or put options in connection with such acquisitions and divestitures. At 30 September 2014, the UK Group’s commitments amounted to £27 million (31 December 2013: £27 million) related to the purchase of property, plant and equipment.

In addition, at 30 September 2014, the UK Group had a purchase commitment of £9 million (31 December 2013: £9 million) as a service contract.

Note 24 – Leases

Future minimum lease payments

	As at 30 September 2014		As at 31 December 2013
	Operating Leases	Finance Lease	Operating Leases	Finance Lease
	Unaudited	Unaudited
	£m	£m	£m	£m
Within one year	34	-	35	-
Between one and five years	87	-	89	-
After five years	146	-	144	-
Total	267	-	268	-

2013
£m
Lease payments under operating leases recognised as an expense in the year	31

Operating lease payments represent rentals payable by the UK Group for certain of its land sites, properties, vehicles and plant for operational purposes. Leases vary in length up to a maximum of 100 years.

Note 25 – Financial instruments

25.1	Capital risk management

The UK Group manages its capital to ensure that entities in the UK Group will be able to continue as going concerns while maximising the return to shareholders through the optimisation of the debt and equity balance. The Board approves and monitors the risk management processes.

The capital structure of the UK Group consists of net debt (borrowings disclosed in note 17 after deducting cash and bank balances) and equity of the UK Group (comprising issued capital, reserves, retained earnings and merger reserve).

The UK Group is not subject to any externally imposed capital requirements.

25.2	Categories of financial instruments

2013
£m
Financial assets
Non-current other receivable	20
Non-current financial assets	5
Current assets – Cash and bank balances	166
Current assets – Trade and other receivables at amortised cost*	364
555

Financial liabilities
Current liabilities – Borrowings	(20)
Current liabilities – Trade and other payables at amortised cost	(376)
Non-current liabilities – Borrowings	(26)
(422)
*	Loans and receivables exclude prepayments of £35 million.

The carrying amount reflected above represents the UK Group’s maximum exposure to credit risk for such loans and receivables.

25.3	Financial risk management objectives

The UK Group’s activities expose it to the following financial risks:

a)	Market risk

b)	Credit risk

c)	Liquidity risk

a)	Market risk

The UK Group’s exposure to market risk predominately relates to currency, interest and commodity risk. These are discussed further below:

Foreign currency risk management

The UK Group undertakes limited transactions denominated in foreign currencies; consequently exposures to exchange rate fluctuations arise.

The carrying amounts of the UK Group’s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	2013	2013
	Assets	Liabilities
	£m	£m
Euro	5	-
US Dollar	1	-

A 10% increase in Sterling against the Euro would have resulted in an increase of profit for the year ended 31 December 2013 of £1 million.

A 10% decrease in Sterling against the US Dollar would have resulted in a decrease of profit for the year ended 31 December 2013 of £nil million.

Interest rate risk management

The UK Group has no external borrowings. The UK Group has a working capital facility and loan notes equally funded by its shareholders. Further details are given in note 17. The working capital facility is at floating interest rates and the loan notes are at a fixed rate. The UK Group does not use hedging activities to manage its exposure.

If interest rates had been 100 basis points higher/lower and all other variables were held constant interest during the year ended 31 December 2013 on the UK Group’s variable working capital facility would have increased interest cost by £nil million.

Commodity risk management

The UK Group is exposed to commodity risk, predominately in relation to energy and material costs.

The UK Group seeks to put fixed price contracts in place, where considered beneficial, to manage this risk.

b)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the UK Group. The UK Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. This information is supplied by independent rating agencies where available, and if not available, the UK Group uses other publicly available financial information and its own trading records to rate its major customers. The UK Group’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties.

The UK Group has credit insurance across a significant proportion of its customer base. Apart from the UK Group’s largest customer (see notes 2 and 11), the UK Group does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. Concentration of credit risk relating to the UK Group’s largest customer did not exceed 20% of gross monetary assets at any time during the year ended 31 December 2013.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at 31 December 2013 was:

2013

£m
Trade receivables	289
Cash and cash equivalents	166

c)	Liquidity risk

Liquidity risk is the risk that the UK Group does not have sufficient financial resources to meet its obligations as they fall due. The UK Group manages liquidity risk by continuously monitoring forecasts and cash flows and negotiating appropriate bank facilities. The UK Group has no external borrowings but has borrowings from its shareholders. Further details are given in note 17.

The working capital facility has no fixed repayment period other than the facility expires on 7 January 2016.

The loan notes are due to be repaid in full on 7 January 2016. The table below details the remaining contractual maturity for the UK Group’s loan notes, and includes both interest and principal cash flows on an undiscounted basis.

	Weighted average interest rate	Within 1 year	1-5 years	5+ years	Total

	%	£m	£m	£m	£m
31 December 2013
Loan notes	4.1%	1	27	-	28

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis.

	2013	2013
	Carrying value	Fair value

	£m	£m
Financial assets
Loans and receivables:
- trade and other receivables	384	384
Financial liabilities
Financial liabilities held at amortised cost:
- trade and other payables	(376)	(376)

Note 26 – Related party transactions

The UK Group has a related party relationship with its subsidiaries, its joint ventures and its directors. Balances and transactions between Lafarge Tarmac Holdings Limited and its subsidiaries, which are related parties, have been eliminated on consolidation. Transactions between the UK Group and its joint ventures and associates for the year ended 31 December 2013 are disclosed below.

Trading transactions

During the year ended 31 December 2013, UK Group companies entered into the following transactions with related parties who are not members of the UK Group.

	During the year ended 31 December 2013		At 31 December 2013
	Sales	Purchases	Net amount receivable/ (payable)
	£m	£m	£m
Investments accounted for using the equity method
Island Cement Limited	1	-	-
Scotash Limited	1	(1)	1
Processing Ash LLP	-	(1)	-
Brett Lafarge Limited	-	(1)	-
RW Aggregates Ltd	-	-	2
GRS (Bagging) Limited	2	-	2
LAL GRS Limited	-	-	1
Northampton Aggregates Limited	2	(1)	1
Northwood (Fareham) Limited	-	-	(1)
Tendley Quarries Limited	-	-	-
C&H Quickmix Limited	-	-	-
Newhaven Roadstone Limited	-	-	2
Shepperton Aggregates Limited	-	-	(1)
Lineear Quarry Products Limited	-	-	-

Other Related Parties
Tarmac Building Products Limited (fellow subsidiary of Anglo American Finance (UK) Limited)	40	-	5
Lafarge Building Materials Limited (fellow subsidiary of Lafarge UK Holdings Limited)	1	-	1
Anglo American Finance (UK) Limited (shareholder)	-	-	(74)
Lafarge UK Holdings Limited (shareholder)	-	-	(23)
Lafarge SA and subsidiaries (parent of Lafarge UK Holdings Limited)	-	-	3
Total	47	(4)	(81)

The amounts outstanding at 31 December 2013 are unsecured and will be settled in cash. No guarantees have been given or received. The amounts due from related parties at 31 December 2013 is after a deduction for doubtful debts of £1 million.

Directors’ remuneration

The total amounts for directors’ remuneration in accordance with Schedule 5 of the Accounting Regulations were as follows:

2013
£m
Salaries, fees and bonuses	-
Money purchase pension contributions	-
-

No directors are members of money purchase schemes.

No other directors received remuneration from the UK Group.

Directors’ transactions

There were no transactions with directors during the year ended 31 December 2013.

Transactions between LTHL and its related parties

LTHL is equally funded by its two shareholders, Anglo American Finance (UK) Limited and Lafarge UK Holdings Limited. The details are as follows:

I.	Working Capital Facility (the “Facility”) of £100 million. The Facility was taken out on formation of the joint venture on 7 January 2013. The Facility was £20 million drawn down at 31 December 2013 (see note 17).

II.	Unsecured Loan Notes (the “Loan”) of £26 million. The Loan was taken out on 9 May 2013 and expires on 7 January 2016 (see note 17).

In addition to the above, as part of the formation of the joint venture, certain amounts are due to LTHL’s shareholders with £51 million due to Anglo American Finance (UK) Limited at 31 December 2013.

Note 27 – Ultimate holding company

LTHL is a joint venture entity owned equally by Anglo American Finance (UK) Limited and Lafarge UK Holdings Limited. There is no ultimate holding company.

Note 28 – Subsequent events

There have been no significant post balance sheet date events.

SECTION F

HISTORICAL COMBINED FINANCIAL INFORMATION RELATING TO LAFARGE

PHILIPPINES

ACCOUNTANT’S REPORT ON THE HISTORICAL COMBINED FINANCIAL INFORMATION RELATING TO LAFARGE PHILIPPINES

The Directors	20 February 2015
CRH plc
42 Fitzwilliam Square
Dublin 2
Ireland

Dear Sirs,

Lafarge Philippines

We report on the financial information in respect of Lafarge Philippines for the years ended 31 December 2012 and 2013 as set out in Section F of Part IV (the “Lafarge Philippines Historical Financial Information”). Lafarge Philippines has been defined in Note 1.1 to the Lafarge Philippines Historical Financial Information. The Lafarge Philippines Historical Financial Information has been prepared for inclusion in the Class 1 circular (the “Circular”) dated 20 February 2015 relating to the proposed acquisition by CRH plc of certain assets being disposed of by Lafarge Holdings (Philippines), Inc. in advance of the intended merger between Lafarge S.A. and Holcim Ltd, on the basis of the accounting policies set out in Note 1.1 to the Lafarge Philippines Historical Financial Information. This report is required by rule 13.5.21 of the Listing Rules issued by the UK Listing Authority (the “UKLA Listing Rules”) and is given for the purpose of complying with that rule and for no other purpose.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to ordinary shareholders as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with UKLA Listing Rule 13.4.1R (6) consenting to its inclusion in the Circular.

We have not audited or reviewed the financial information for the nine months ended 30 September 2014 and 2013 and accordingly do not express an opinion thereon.

Responsibilities

The Directors of CRH plc are responsible for preparing the Lafarge Philippines Historical Financial Information on the basis of preparation set out in Note 1.2 to the Lafarge Philippines Historical Financial Information and in a form that is consistent with the accounting policies adopted in CRH plc’s latest annual accounts.

It is our responsibility to form an opinion on the Lafarge Philippines Historical Financial Information and to report our opinion to you.

Basis of Qualified Opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

As described in Note 1.3, the Lafarge Philippines Historical Financial Information does not include all of the disclosures required for a complete set of historical financial information prepared in accordance with the basis of preparation set out in Note 1.2. The information required for the Directors of CRH plc to prepare such disclosures is not available because of the nature and objective of the combined financial information prepared by the Sellers for the purposes of the divestment process, upon which the historical financial information included in the Circular is based. The Sellers have confirmed the information is not available to complete full disclosures.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Qualified Opinion

In our opinion, except for the omission of certain disclosures that are required for a complete set of historical financial information as described in the Basis of Qualified Opinion section above, the Historical Financial Information gives, for the purposes of the Circular dated 20 February 2015, a true and fair view of the state of affairs of Lafarge Philippines as at 31 December 2013 and 2012, and of its profits, cash flows and changes in equity for the years then ended in accordance with the basis of preparation set out in Note 1.2.

Yours faithfully

Ernst & Young

LAFARGE PHILIPPINES

Combined Income Statement

	Nine months ended 30 September 2014	Nine months ended 30 September 2013	Year ended 31 December 2013	Year ended 31 December 2012
	Unaudited	Unaudited
	PHPm	PHPm	PHPm	PHPm
Revenue	15,588	14,371	18,832	16,167
Cost of sales	(10,716)	(9,644)	(12,701)	(10,986)
Gross profit	4,872	4,727	6,131	5,181
Operating costs	(1,453)	(1,037)	(1,448)	(1,268)
Operating profit	3,419	3,690	4,683	3,913
Finance costs	(280)	(120)	(120)	(108)
Finance income	26	57	65	103
Profit before tax	3,165	3,627	4,628	3,908
Income tax expense	(865)	(523)	(1,276)	(1,424)
Profit for the financial period	2,300	3,104	3,352	2,484

Attributable to:
Equity holders of Lafarge Philippines *	2,055	2,765	2,988	2,278
Non-controlling interest	245	339	364	206
Profit for the financial period	2,300	3,104	3,352	2,484

*	“Equity holders of Lafarge Philippines” for the purpose of these combined accounts means Lafarge Holdings (Philippines), Inc., South Western Cement Ventures, Inc., Calumboyan Holdings, Inc., and Round Royal (altogether the “Selling shareholders”).

All of the results relate to continuing operations.

LAFARGE PHILIPPINES

Combined Statement of Comprehensive Income

	Nine months ended 30 September 2014	Nine months ended 30 September 2013	Year ended 31 December 2013	Year ended 31 December 2012
	Unaudited	Unaudited
	PHPm	PHPm	PHPm	PHPm
Profit for the financial period	2,300	3,104	3,352	2,484
Other comprehensive income
Items that may be reclassified to profit or loss in subsequent periods:
Available for sale financial assets *	-	-	1	-
Loss/(gains) relating to cash flow hedges *	(35)	12	3	(7)
	(35)	12	4	(7)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement of retirement benefit obligations *	-	-	(147)	(72)
	-	-	(147)	(72)
Total other comprehensive income for the financial period	(35)	12	(143)	(79)
Total comprehensive income for the financial period	2,265	3,116	3,209	2,405

Attributable to:
Equity holders of Lafarge Philippines	2,023	2,776	2,856	2,206
Non-controlling interests	242	340	353	199
Total comprehensive income for the financial period	2,265	3,116	3,209	2,405

No major movement as at 30 September 2014 has been identified in the Combined Statements of Comprehensive Income. In the years ended 31 December 2013 and 31 December 2012, the main item classified as other comprehensive income relates to the remeasurement (net of tax) of the net retirement benefit obligation. (See Note 7)

*	Denotes item is net of tax

LAFARGE PHILIPPINES

Combined Balance Sheet

		As at 30 September 2014	As at 31 December 2013	As at 31 December 2012
	Notes	Unaudited
		PHPm	PHPm	PHPm
ASSETS
Non-current assets
Property, plant and equipment	2	14,639	14,750	14,408
Intangible assets	3	16,714	16,723	16,694
Other financial assets		166	48	152
Deferred income tax assets		613	566	538
Total non-current assets		32,132	32,087	31,792
Current assets
Inventories		2,015	2,183	1,955
Trade and other receivables	4	7,003	6,276	5,261
Cash and cash equivalents	5	1,780	1,831	3,772
Total current assets		10,798	10,290	10,988
Total assets		42,930	42,377	42,780
EQUITY
Capital and reserves attributable to Lafarge Philippines
Paid in capital and consolidated reserves		32,042	31,848	31,410
		32,042	31,848	31,410
Non-controlling interest		2,361	2,345	2,202
Total equity		34,403	34,193	33,612
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	6	312	333	2,388
Deferred income tax liabilities		58	1	-
Retirement benefit obligations	7	282	403	252
Provisions for liabilities	8	284	245	195
Total non-current liabilities		936	982	2,835
Current liabilities
Trade and other payables		6,792	4,070	5,389
Current income tax liabilities		484	618	632
Interest-bearing loans and borrowings	6	195	2,401	177
Provisions for liabilities	7	120	113	135
Total current liabilities		7,591	7,202	6,333
Total liabilities		8,527	8,184	9,168
Total equity and liabilities		42,930	42,377	42,780

LAFARGE PHILIPPINES

Combined Statement of Changes in Equity

	Attributable to the equity holders of Lafarge Philippines
	Paid in capital and consolidated reserves	Non-controlling interest	Total equity
	PHPm	PHPm	PHPm
At 1 January 2014	31,848	2,345	34,193
Profit for the financial period	2,055	245	2,300
Other comprehensive income	(32)	(3)	(35)
Total comprehensive income	2,023	242	2,265
Other	91	(19)	72
Distribution	(2,623)	(295)	(2,918)
Contribution	703	88	791
At 30 September 2014 - Unaudited	32,042	2,361	34,403

At 1 January 2013	31,410	2,202	33,612
Profit for the financial year	2,988	364	3,352
Other comprehensive income	(132)	(11)	(143)
Total comprehensive income	2,856	353	3,209
Distribution	(2,418)	(210)	(2,628)
At 31 December 2013	31,848	2,345	34,193

At 1 January 2012	32,239	1,452	33,691
Profit for the financial year	2,278	206	2,484
Other comprehensive income	(72)	(7)	(79)
Total comprehensive income	2,206	199	2,405
Other	(711)	711	-
Distribution	(2,324)	(160)	(2,484)
At 31 December 2012	31,410	2,202	33,612

LAFARGE PHILIPPINES

Combined Statement of Cash Flows

	Nine months ended 30 September 2014	Nine months ended 30 September 2013	Year ended 31 December 2013	Year ended 31 December 2012
	Unaudited	Unaudited
	PHPm	PHPm	PHPm	PHPm
Cash flows from operating activities
Profit before tax	3,165	3,627	4,628	3,908
Finance costs (net)	254	63	55	5
Operating profit	3,419	3,690	4,683	3,913
Other income	(4)	-	-	-
Depreciation and amortisation of operating assets	925	857	1,150	1,105
Other expenses	(46)	4	32	(6)
Other non-cash items	(69)	(15)	(121)	(49)
Net movement on working capital	2,370	(13)	(360)	(276)
Cash generated from operations	6,595	4,523	5,384	4,687
Interest paid	(74)	(35)	(44)	12
Corporation tax paid	(1,014)	(1,030)	(1,259)	(1,007)
Net cash inflow from operating activities	5,507	3,458	4,081	3,692
Cash flows from investing activities
Purchase of property, plant and equipment	(1,965)	(668)	(1,578)	(1,175)
(Purchase)/disposal of financial assets, intangible and other assets	(119)	48	95	45
Shareholder borrowings	(1,431)	7	(1,934)	(27)
Net cash outflow from investing activities	(3,515)	(613)	(3,417)	(1,157)
Dividends paid outside Philippines Group – Distribution	(2,834)	(2,608)	(2,595)	(2,483)
Payout on ordinary shares – Contribution / (Distribution)	791	-	-	-
Increase in participation in existing companies	-	(18)	(10)	(1)
Net cash outflow from financing activities	(2,043)	(2,626)	(2,605)	(2,484)
(Decrease)/increase in cash and cash equivalents	(51)	219	(1,941)	51
Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents as at January 1	1,831	3,772	3,772	3,721
(Decrease)/increase in cash and cash equivalents	(51)	219	(1,941)	51
Cash and cash equivalents at period end	1,780	3,991	1,831	3,772
Distribution	(2,834)	(2,608)	(2,595)	(2,483)
Contribution	791	-	-	(1)

LAFARGE PHILIPPINES

1. Description of transaction

Lafarge S.A. (‘Lafarge’) is a French limited liability company governed by French law. Holcim Ltd. (‘Holcim’) is a Swiss limited liability company governed by Swiss law.

On 7 April 2014, Holcim and Lafarge (together, the ‘Sellers’) announced their intention to merge their businesses, such merger to be implemented by a tender offer by Holcim for the shares of Lafarge (the ‘Merger’). In order to obtain the regulatory clearances necessary to complete the Merger, the Sellers agreed to divest certain of their businesses. The businesses are grouped geographically into ‘clusters’ and held by newly incorporated or pre-existing subsidiaries of the Sellers, such subsidiaries being collectively referred to as the NewCo Group.

On 1 February 2015, CRH plc (‘CRH’) announced that it had entered into a Binding Offer Letter with Lafarge and Holcim, and the Philippines SPA with Lafarge Holdings (Philippines) Inc., Calumboyan Holdings, Inc., Round Royal Inc. and Southwestern Cement Ventures Inc., to acquire the NewCo Group (the ‘Acquisition’).

1.1. Purpose and nature of combined historical financial information

The Acquisition constitutes a Class 1 transaction pursuant to the UKLA Listing Rules, with CRH required to send an explanatory circular (‘Class 1 Circular’) to its shareholders and obtain their prior approval in an extraordinary general meeting for the Acquisition. The historical combined financial information relating to Lafarge Philippines (‘Lafarge Philippines Historical Financial Information’) has been prepared specifically for the purposes of inclusion in the Class 1 Circular.

In accordance with the requirements of the Listing Rules, the Lafarge Philippines Historical Financial Information has been prepared on the basis of the accounting policies which are set out at pages 27 to 35 of this document (and which form part of the Lafarge Philippines Historical Financial Information) and in a form that is consistent with the accounting policies adopted in CRH’s financial statements for the year ended 31 December 2013.

Lafarge Philippines has not been formed as a legal group in the past, and has not previously prepared consolidated financial statements. The Lafarge Philippines Historical Financial Information has been prepared on a basis that consolidates the results, assets and liabilities of Lafarge Republic Inc., Lafarge Cement Services Inc. and Lafarge Continental Land Corporation Inc. (‘Lafarge Philippines’ or ‘Philippines Group’) on the basis described in ‘basis of preparation of Lafarge Philippines Historical Financial Information’ below.

1.2 Basis of preparation of Lafarge Philippines Historical Financial Information

The combined historical financial information presents historical financial information of Lafarge Philippines for the years ended 31 December 2012 and 2013 and the nine month periods ended 30 September 2013 and 2014.

The Lafarge Philippines Historical Financial Information has been prepared on a basis that combines the assets and liabilities, operations and cash flows of entities comprising Lafarge Republic Inc., Lafarge Cement Services Inc. and Lafarge Continental Land Corporation Inc. by applying the principles underlying the consolidation procedures of IFRS 10 Consolidated Financial Statements. International Financial Reporting Standards (‘IFRS’) as adopted by the EU does not provide for the preparation of combined financial information, and, accordingly, in preparing the historical combined financial information certain accounting conventions commonly used for the preparation of historical financial information for inclusion in investment circulars, as described in the Annexure to SIR 2000 Standards for Investment Reporting applicable to public reporting engagements on historical financial information issued by the UK Auditing Practices Board, have been applied.

The Lafarge Philippines Historical Financial Information has been prepared in accordance with the requirements of the UK Listing Rules and in accordance with this basis of preparation. The basis of preparation describes how the financial information has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by the EU), except as described below.

The application of these conventions results in the following material departures from IFRSs as adopted by the EU. In other respects IFRSs as adopted by the EU have been applied.

•	As explained above, the historical financial information is prepared on a combined basis and therefore does not comply with the requirements of IFRS 10 Consolidated Financial Statements.

•	The combined financial information does not constitute a set of general purpose financial statements under paragraph 3 of IAS 1 Presentation of Financial Statements and consequently there is no explicit and unreserved statement of compliance with IFRS as contemplated by paragraph 14 of IAS 1.

In addition, and as set out in Note 1.3, certain disclosures required by IFRSs have not been provided.

The legal entities included within the combined financial information are listed in Note 15 – Scope of Combination – Divested scope. The combined financial information presented reflects the entities’ assets and liabilities that would be involved in the acquisition. Some assets and liabilities that are part of Lafarge Philippines group legal entities are excluded from the scope of the contemplated Acquisition. Lafarge Republic, Inc., a company part of Lafarge Philippines, legally owns shares of Lafarge Mindanao Inc., Lafarge Illigan Inc., Lafarge Republic Aggregates Inc. and assets related to the STAR terminal that are not part of the Acquisition.

•	The shares of Lafarge Mindanao Inc. owned by Lafarge Republic, Inc. have been excluded from the combined financial information for all periods presented. The statutory book value of these shares (PHP 1,271 million) has been cancelled as a reduction of the combined equity.

•	The shares of Lafarge Iligan Inc. owned by Lafarge Republic, Inc. have been excluded from the combined financial information for all periods presented. The statutory book value of these shares (PHP 1,818 million) has been cancelled as a reduction of the combined equity.

•	The shares of Lafarge Republic Aggregates Inc. owned by Lafarge Republic, Inc. have been excluded from the combined financial information for all periods presented. The statutory book value of these shares (PHP 377 million) has been cancelled as a reduction of the combined equity.

•	Dividends distributed by Lafarge Mindanao Inc. and Lafarge Republic Aggregates Inc. to Lafarge Republic, Inc (PHP 791 million in 2014, nil in 2013) have been excluded from the Combined Income Statement and presented in the Combined Statement of Cash Flows as “contributions”.

•	The assets related to the STAR Terminal owned by Lafarge Republic, Inc. are not part of the scope of divested assets. The combined financial statements for all periods presented do not reflect such exclusion. Assets related to the STAR terminal are thus consolidated in the combined financial statements.

•	The shares of the legal entities included in the divested scope, namely Lafarge Republic, Inc., Lafarge Cement Services (Philippines), Inc. and Luzon Continental Land Corporation, can be owned by entities that are not part of the divested scope. As at 30 September 2014:

•	Lafarge Republic, Inc. is 38.97% owned by Lafarge Holdings (Philippines), Inc., 26.84% by South Western Cement Ventures, Inc., 16.33% by Calumboyan Holdings, Inc., and 6.7% by Round Royal, these four entities (altogether the “Selling shareholders”) not being part of the divested scope but contributing their shares of Lafarge Republic, Inc. to the transaction. The remaining shares are the public float.

•	Luzon Continental Land Corporation is a wholly owned subsidiary of Calumboyan Holdings, Inc., that is not part of the divested scope but contributes its shares of Luzon Continental Land Corporation to the transaction.

•	Lafarge Cement Services (Philippines), Inc. is 40% owned by Lafarge Holdings (Philippines), Inc. and 30% owned by Calumboyan Holdings, Inc., these two entities not being part of the divested scope but contributing their shares of Lafarge Cement Services (Philippines) to the transaction. The remaining 30% are owned by Lafarge Republic, Inc. that is part of the divested scope.

For the purpose of the combined financial information, the shares legally owned by entities that are not part of the divested scope but will contribute these shares to the transaction, are considered as if they were contributed to Lafarge Philippines. As a result, the combined financial information was prepared considering the scope and percentage of ownership presented in Note 15.

1.2.1 Basis of combination

As Lafarge Philippines has not formed in the past a legal group with a parent company and thus the Lafarge Philippines Historical Financial Information is presented on a carve-out basis, it is not meaningful to present share capital nor any analysis of the equity accounts of Lafarge Philippines. The net assets of the Lafarge Philippines (shown as “Total equity”) reflect the aggregated share capital and other equity accounts of the entities combined as part of this financial information, after elimination of combined investments. Elements of “Other comprehensive earnings” presented in combined equity are, however, presented separately within the Combined Statement of Comprehensive Income.

All cash and other movements in equity accounts in the periods presented, such as cancellation of shares (or share issues), dividends and other distributions or contributions made from/to the Lafarge Philippines companies to/from entities outside the scope of combination have been reflected respectively as “Distributions” or “Contributions” in the Combined Statements of Changes in Equity and in the Combined Cash Flow Statement.

Subsidiaries, joint ventures and associates that are part of Lafarge Philippines and that were acquired directly or indirectly by Lafarge Philippines have been included in the combined financial information from the date control, joint control or significant influence was obtained. Legal subsidiaries of Lafarge Philippines entities and related business operations that are outside the scope of combination have been excluded from the combined financial information since the beginning of the period presented.

Lafarge Philippines has not previously been required to prepare standalone consolidated financial information. In the absence of any requirement or guidelines in IFRS for purchase price allocation accounting for the establishment of combined financial statements, purchase price allocation and Goodwill arising from previous acquisitions and allocated to Lafarge’s reporting entities part of Lafarge Philippines have been included in the combined financial information, as recognised in Lafarge’s Financial Statements. This goodwill has been calculated from the goodwill allocated to the Philippine cash-generating units at Lafarge consolidated level and allocated to the Philippine Group based on the respective EBITDA figures of activities that are included in the divested scope and other activities.

All balances arising from routine transactions between Lafarge Philippines and other Selling Shareholders entities are presented in the combined financial information as receivables from and payables to third parties outside the scope of combination. All loans and borrowings between Lafarge Philippines and other Selling Shareholders entities are presented in the combined financial information as financial assets and liabilities (see Note 10 – Related parties).

Lafarge had historically billed royalties and costs in accordance with its agreements to its affiliates including entities part of Lafarge Philippines (trade mark, know-how, patent, part of corporate office costs, assistance). The costs billed by Lafarge to Lafarge Philippines entities were impacted by the arrangements that existed between Lafarge entities in connection with the allocation of the costs incurred for the purpose of Philippines Group’s operations. They are not representative of the position that may prevail in the future.

The Selling Shareholders have historically managed financing needs and cash flow surpluses for Lafarge Philippines through intercompany financing with other Selling Shareholders entities inside and outside Lafarge Philippines. For the purposes of preparation of the combined financial information, such balances are presented in financial assets and liabilities. The interest income and expense recorded in the Combined Income Statement have been impacted by these financing arrangements. They are not representative of the interest charges that would have been reported if Lafarge Philippines had been an independent Philippines Group. They are not representative of the interest charges that may arise in the future.

The tax expense and deferred tax assets and liabilities recorded in the combined financial information have been determined based on the existing balances of tax expense and deferred tax assets and liabilities in the information prepared by Lafarge Philippines entities for the selling shareholders at the end of each period presented and as a result have been impacted by the taxation arrangements in some countries. The disposal of Lafarge Philippines could induce in accordance with local tax rules the cancellation of part or all losses carried forward, which has not been considered in establishing the combined financial information.

1.3 Disclosures

The Lafarge Philippines Historical Financial Information does not include all of the disclosures required for a complete set of historical financial information, as required by the following standards:

•	IAS 1 Presentation of financial statements

•	IAS 2 Inventories

•	IAS 12 Income taxes

•	IAS 16 Property, plant and equipment

•	IAS 17 Leases

•	IAS 19 Employee benefits

•	IAS 24 Related party disclosures

•	IAS 28 Investments in associates and joint ventures

•	IAS 36 Impairment of assets

•	IAS 38 Intangible assets

•	IFRS 8 Operating segments

•	IFRS 7 Financial instruments: disclosure

•	IFRS 12 Disclosures of interests in other entities

•	IFRS 13 Fair value measurement

The information required for the Directors of CRH plc to prepare such disclosures is not available due to the nature and objective of the special purpose financial statements upon which the Lafarge Philippines Historical Financial Information had originally been prepared by the Sellers. As the contemplated Acquisition has not been completed, CRH plc does not possess the ability to obtain the requisite information in order to provide the absent disclosures in the Lafarge Philippines Historical Financial Information.

1.4 Financial information requirements of the Listing Rules

The Lafarge Philippines Historical Financial Information does not include historical financial information for the year ended 31 December 2011, as required by Listing Rule 13.5.13R, for the same reason that the information refered to in note 1.3 above has not been disclosed.

Note 2 – Property, plant and equipment

Property, plant and equipment amounts to PHP 14.6 billion as at 30 September 2014 (PHP 14.8 billion as at 31 December 2013) and mainly comprises Buildings, Machinery and Equipment (PHP 10.7 billion; 2013: PHP 11.5 billion) and assets in progress (PHP 1.8 billion; 2013: PHP 1.2 billion).

Net capital expenditure for the nine-month period ended 30 September 2014 amounted to PHP 2.0 billion (See Note 11). This includes mainly a net increase of tangible assets in progress of PHP 0.7 billion which is partially attributed to the Finnish mill project; the Teresa plant, amounting to PHP 0.3 billion and to some other projects at Teresa, Bulacan and Norzagaray. This also includes an increase in advances paid to fixed asset suppliers of PHP 1.1 billion presented as “trade and other receivables” in the Combined Balance Sheet.

In 2013, a loss was recognised on the disposal of property, plant and equipment for an amount of PHP 224.6 million, most of which relates to the demolition of some machinery and equipment at the Batangas plant.

The accumulated impairment loss as at 31 December 2013 amounts to PHP 2.7 billion and is recognised on Buildings, Machinery and Equipment. No additional impairment has been recorded in the period ended 30 September 2014.

Note 3 – Intangible assets

Intangible assets are mainly composed of PHP 16.6 billion of goodwill (2013: PHP 16.6 billion). This goodwill is tested every year for impairment purposes and no impairment was identified at 30 September 2014, 31 December 2013 or December 2012.

Note 4 – Trade and other receivables

For all periods presented, included in trade and other receivables are receivables from Lafarge Iligan, Inc. (PHP 1.7 billion as of 30 September 2014 and PHP 1.3 billion as of 31 December 2013) and from Lafarge SA (PHP 1.0 billion as of 30 September 2014 and PHP 1.8 billion as of 31 December 2013).

Note 5 – Cash and cash equivalents

	As at 30 September 2014	As at 31 December 2013	As at 31 December 2012
	Unaudited
	PHPm	PHPm	PHPm
Cash at bank	755	425	865
Cash equivalents	1,025	1,406	2,907
Total	1,780	1,831	3,772

Cash and cash equivalents at the end of 30 September 2014 are stable compared to 31 December 2013.

The decrease in cash and cash equivalents from 31 December 2012 to 31 December 2013 mainly related to a short term investment in Lafarge SA that amounts to PHP 1.0 billion as at 30 September 2014 (31 December 2013: PHP 1.8 billion). This amount is classified in trade and other receivables in the balance sheet (See note 4).

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The Philippines Group classifies an investment as cash equivalent if that investment has a maturity of three months or less from the date of acquisition. As at 30 September 2014, cash equivalents amount to PHP 1.0 billion (31 December 2013: PHP 1.4 billion).

Cash in banks earned interest at rates ranging from 0.26% to 1.75% in 2013 and from 0.51% to 2.42% in 2012. Cash equivalents represent money market placements with annual interest rates ranging from 0.60% to 3.75% in 2013 and from 3.58% to 4.66% in 2012.

Note 6 – Interest bearing loans and borrowings

Debt breakdown as at 30 September 2014, 31 December 2013 and 31 December 2012:

	As at 30 September 2014	As at 31 December 2013	As at 31 December 2012
	Unaudited
	PHPm	PHPm	PHPm
Current accounts and loans with Lafarge	507	2,734	2,565
Total debt (external to Lafarge / towards Lafarge)	507	2,734	2,565
of which long term debt	312	333	2,388
of which short term debt	195	2,401	177

The major portion of the interest-bearing loans and borrowings related to a convertible loan issued by Lafarge Republic, Inc. to Lafarge Holdings (Philippines), Inc., an entity not included in the Philippines Group, on 1 December 2004 for PHP 1,353 million with annual interest rate of 8%. At the option of the holder, the convertible loan is convertible into 1,353,215,920 common stocks of Lafarge Republic, Inc. at any time after the fifth anniversary date of the convertible loan up to the tenth year anniversary date (“Maturity Date”). The reimbursement of the convertible loan and the accrued interest (PHP 943 million as at 31 December 2013) was mandatory on Maturity Date. The proceeds on the convertible loan payable approximate the market value of a similar debt instrument without the conversion feature on issue date. The amounts of the principal and the accrued interest were classified in non-current interest-bearing loans and borrowings as of 31 December 2012 and in current interest-bearing loans and borrowings as of 31 December 2013. No notice to convert the option by Lafarge Holding (Philippines), Inc had been given as at 31 December 2013. The convertible loan and accrued interest were repaid in August 2014.

The decrease in the current portion of the interest-bearing loans and borrowings in 2014 relates to the repayment of the convertible loan (PHP 1.4 billion) and the related accrued interest (PHP 0.9 billion as of 31 December 2013) in August 2014.

Luzon Continental Land Corporation has a note payable of PHP 151 million as of 30 September 2014 (31 December 2013:PHP 164 million) with Calumboyan, an entity not included in the Philippines Group. This note bears annual interest accrued monthly and payable in arrears on the relevant repayment date. As of

30 September 2014, accrued interest amounts to PHP 153 million (31 December 2013: PHP 169 million). The note is convertible into shares of stock on the terms as may be agreed upon by the parties and is secured on Luzon Continental Land Corporation’s investment property and mining rights. The principal and accrued interest are classified as non-current interest-bearing loans and borrowings on the Combined Balance Sheet.

Luzon Continental Land Corporation has a note payable as at 30 September 2014 of PHP 117 million (31 December 2013: PHP 117 million) with Lafarge Holdings, Inc. (LHPI), an entity not included in the Philippines Group. This note bears annual interest rate at prevailing market rate, computed for each 30-day period commencing on the issue date of the loan. As of 30 September 2014, accrued interest amounts to PHP 5 million (31 December 2013: PHP 4 million). The loan is unsecured and payable in full or in part within 30 days from written demand by LHPI. The principal and accrued interest are classified as current interest-bearing loans and borrowings on the Combined Balance Sheet.

Note 7 – Retirement benefit obligations

Retirement benefit plans cover employees of Lafarge Cement Services (Philippines), Inc. and Lafarge Republic, Inc.

Lafarge Cement Services (Philippines), Inc. has a funded, non-contributory defined benefit retirement plan covering substantially all of its qualified employees. The plan provides retirement benefits as follows:

a.	Normal retirement – employees reaching the age of 60 at the time of retirement will receive 200% of their monthly basic salary for every year of service.

b.	Optional retirement/early retirement employees will receive a certain percentage of their monthly basic salary for every year of service.

Years of Service	Percentage
10 but less than 15	100%
15 but less than 20	150%
20 or more	200%

Lafarge Republic Inc has a funded, non-contributory defined benefit retirement plan covering substantially all of its qualified employees. Under the plan, the employees are entitled to retirement benefits ranging from 100% to 200% of their monthly basic salaries for every year of service upon reaching the age of 60 (retirement age) and after completion of at least five to 10 years of credited service.

These retirement plans typically expose the Philippines Group to actuarial risks such as investment risk, interest rate risk, longevity risk and salary risk.

Investment risk

The present value of the defined benefit plan liability is calculated using a discount rate determined by reference to high quality corporate bond yields; if the return on plan asset is below this rate, it will create a plan deficit. Currently, the plan has a relatively balanced investment portfolio in equity securities and debt instruments.

Interest risk

A decrease in the government bond interest rate will increase the plan’s liability; however, this will be partially offset by an increase in the return on the plan’s debt investments.

Longevity risk

The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.

Salary risk

The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

The risk relating to benefits to be paid to the dependents of plan members (widow and orphan benefits) is re-insured by an external insurance company.

No other post-retirement benefits are provided to the qualified employees.

The actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out in December 2013 by an independent actuary, with comparative information as at 31 December 2012 and 1 January 2012, based on the requirement of IAS 19 Employee Benefits (revised). The present value of the defined benefit obligation, the related current service cost and past service cost were measured using the Projected Unit Credit Method. As at 30 September 2014, the annual actuarial valuations have not yet been performed.

Key assumptions used have not been updated as at 30 September 2014 and are as follows:

	As at 30 September 2014	As at 31 December 2013	As at 31 December 2012
Unaudited
	%	%	%
Discount rates	4.1 - 4.7	4.1 - 4.7	5.6 - 7.9
Salary increase	7	7	7

Defined benefit plans	30 September 2014	31 December 2013	31 December 2012
	Unaudited
	PHPm	PHPm	PHPm
Balance sheet as at opening: Prepaid	-	-	-
Balance sheet as at opening: Accrued	516	387	326
Net periodic pension cost recognised in the Combined Income Statement	78	100	102
Amounts recognised in the Combined Statement of Comprehensive Income	-	234	101
Employers contributions paid in period	(192)	(205)	(142)
Balance sheet as at closing: Accrued	402	516	387

The total net pension liabilities of PHP 402 million as of 30 September 2014 (PHP 516 million as of 31 December 2013, PHP 387 million as of 31 December 2012) is presented in the Combined Balance Sheet as “retirement benefit obligations” for PHP 282 million (PHP 403 million as at 31 December 2013, PHP 252 million as at 31 December 2012) for the non-current portion and as current “provisions for liabilities” for PHP 120 million (PHP 113 million as at 31 December 2013, PHP 135 million as at 31 December 2012) for the current portion. The reduction of the net defined benefit liability relates to the employer contribution for the period.

The remeasurement of the net defined benefit liability is included in the Combined Statement of Comprehensive Income for the years ended 31 December 2013 and 2012 only.

Lafarge Republic, Inc. and Lafarge Cement Services (Philippines), Inc. plan assets are composed of cash, fixed income instruments, equity instruments and others. Cash includes deposits in local banks while others pertain to accrued interest receivables. Fixed income instruments pertain to investments in bond and government securities. Equity instruments refer to investments in third party equity securities listed on the local stock exchange.

Note 8 – Provisions for liabilities

	Site restoration and other environmental provisions	Tax risks/claims	Other provisions	Total 2014
	PHPm	PHPm	PHPm	PHPm
1 January 2014	45	159	41	245
Provisions recognised during the period	-	39	-	39
At 30 September 2014 – Unaudited	45	198	41	284
of which short-term provisions *	-	-	-	-
of which long-term provisions	45	198	41	284

	Site restoration and other environmental provisions	Tax risks/claims	Other Provisions	Total 2013	Total 2012
	PHPm	PHPm	PHPm	PHPm	PHPm
1 January	38	149	8	195	181
Provisions recognised during the year	7	10	33	50	89
Provisions used during the year	-	-	-	-	(75)
31 December	45	159	41	245	195
of which short-term provisions *	-	-	-	-	-
of which long-term provisions	45	159	41	245	195

*	In the Combined Balance Sheet, current “provisions for liabilities” correspond only to retirement benefit obligations. See Note 7.

Site restoration and other environmental provisions

The Philippines Group has provisions for the estimated site restoration costs amounting to PHP 45 million as at 30 September 2014 and 31 December 2013 (PHP 38 million as at 31 December 2012). The site restoration provision is estimated on a site by site basis and mainly relates to Lafarge Republic, Inc. (PHP 42 million as at 30 September 2014 and 31 December 2013; (PHP 35 million as at 31 December 2012). The restoration costs are provided for within production costs over the estimated working life of the pit or the quarry including costs related to existing operating areas and costs related to areas which will be operated in the future years. The estimated working life of a pit / quarry is determined based on proven and authorised tons. The calculation of the provision is done at each closing date through the measurement of the present value of the remaining costs to be incurred.

The Philippines Group also set up an escrow fund amounting to PHP 28 million as at 30 September 2014 (31 December 2013: PHP 28 million; 31 December 2012: PHP 28 million) respectively for the physical and social rehabilitation of the areas and communities affected by the Philippines Group’s mining activities.

Tax risks / Claims

The Philippines Group has recorded a provision for tax contingencies for PHP 198 million and PHP 159 million and PHP 149 million as at 30 September 2014 and 31 December 2013 and 31 December 2012 respectively. This mainly relates to tax risks within Lafarge Republic, Inc.

The increase in 2014 (PHP 39 million) mainly relates to the revision of management estimates regarding uncertain tax positions as of 30 September 2014.

There are certain claims for collection filed by certain parties against the Philippines Group, which are under investigation or litigation and pending before judicial or regulatory bodies. Management believes that the outcome of these claims will not give rise to any significant loss beyond the amount provided as at 30 September 2014, 31 December 2013 and 31 December 2012.

Note 9 – Elements of the Combined Statement of Changes in Equity

To entities outside divested scope	Nine months ended 30 September 2014	Year ended 31 December 2013	Year ended 31 December 2012
	Unaudited
	PHPm	PHPm	PHPm
Dividends as per Combined Statement of Changes in Equity	(2,918)	(2,628)	(2,484)
Change in dividends payable	84	33	1
Distribution as per cash flow	(2,834)	(2,595)	(2,483)

The main movement in equity relates to the dividend distributed by Lafarge Republic, Inc. in 2014, 2013 and 2012.

On 28 May 2013, the following cash dividends to stockholders of record as of 17 June 2013, were approved and on 3 July 2013, became payable:

a.	Cumulative cash dividend of 8% per annum per redeemable preferred share;

b.	Regular cash dividend of PHP 0.12 per outstanding common share; and

c.	Special cash dividend of PHP 0.33 per outstanding common share.

Total cash dividend declared and paid amounted to PHP 2.6 billion.

On 29 May 2012, the following cash dividends to stockholders of record as of 19 June 2012 were approved and on 10 July 2012, became payable:

a.	Cumulative cash dividend of 8% per annum per redeemable preferred share;

b.	Regular cash dividend of PHP 0.12 per outstanding common share; and

c.	Special cash dividend of PHP 0.30 per outstanding common share.

Total cash dividend declared and paid amounted to PHP 2.5 billion.

Note 10 – Related parties

Income Statement	Nine months ended 30 September 2014	Nine months ended 30 September 2013	Year ended 31 December 2013	Year ended 31 December 2012
	Unaudited	Unaudited
	PHPm	PHPm	PHPm	PHPm
Revenue	-	-	-	-
Cost of sales	-	-	-	-
Gross profit	-	-	-	-
Operating costs *	(776)	(639)	(862)	(739)
Operating loss	(776)	(639)	(862)	(739)
Finance income	13	-	-	-
Finance costs	(83)	(108)	(126)	(133)
Loss before tax	(846)	(747)	(988)	(872)
Income tax expense	-	-	-	-
Loss for the financial period	(846)	(747)	(988)	(872)

*	Lafarge had historically billed royalties and costs in accordance with its agreements to its affiliates including entities part of Philippines Group (trade mark, know-how, patent, part of corporate office costs, assistance): recognised in “operating costs”.

	As at 30 September 2014	As at 31 December 2013	As at 31 December 2012
	Unaudited
Balance Sheet	PHPm	PHPm	PHPm
Other financial assets	119	-	96
Trade and other receivables	2,852	3,864	3,430
Total financial assets	2,971	3,864	3,526
Trade and other payables	1,143	533	2,244
Dividends paid	195	2,401	177
Total current liabilities	1,338	2,934	2,421
Non-current interest bearing loans and borrowings	312	333	2,388
Total non-current liabilities	312	333	2,388

Trade and other payables include:

•	Lafarge SA for an amount of PHP 557 million as at 30 September 2014 (PHP 52 million as at 31 December 2013);

•	Cementia Trading for an amount of PHP 505 million as at 30 September 2014 (PHP 358 million as at 31 December 2013).

Trade and other receivables are disclosed in Note 4. Interest-bearing loans and borrowings are disclosed in Note 6.

Note 11 – Cash flow movements

Cash flow from operating activities

The inflow from net working capital amounts to PHP 2,370 million for the nine months ended 30 September 2014 and is principally explained by a strong increase in trade payables.

The outflow from net working capital (excluding shareholder borrowings) amounts to PHP 360 million for the year ended 31 December 2013 (PHP 276 million for the year ended 31 December 2012) is principally explained by an increase in trade receivables and inventories. As of 31 December 2013, customer payment delays increased due to the client-mix.

Cash flow from investing activities

The impact of PHP 2.1 billion (31 December 2013: PHP 1.5 billion) is mainly explained by capital expenditures and by the advances made for the mill in the Teresa and the Norzagaray plants.

Cash flow from financing activities

The main impact relates to:

•	the dividend distributed by Lafarge Republic, Inc. in all periods presented (See Note 9)

•	the repayment of the convertible loan and related interests (See Note 6) in 2014.

Note 12 – Contingencies and guarantees

	As at 30 September 2014	Within one year	From two to five years	After five years
	Unaudited
	PHPm	PHPm	PHPm	PHPm
Purchase commitments	9,897	2,905	6,628	364
Operating lease commitments	101	85	16	-

	As at 31 December 2013	Within one year	From two to five years	After five years
	PHPm	PHPm	PHPm	PHPm
Purchase commitments	5,481	1,330	3,787	364
Operating lease commitments	202	126	76	-

Operating lease commitments

The operating leases mainly relate to warehouses used by Lafarge Republic, Inc and plants and office leasing for Lafarge Cement Services (Philippines), Inc.

Purchase commitments

Lafarge Republic, Inc. and Lafarge Continental Land Corporation have outstanding commitments for purchase of coal, certain raw materials including limestone, supplies and a 5 year power agreement to securitise power supply in plants.

Note 13 – Litigation

There is no material on-going litigation except those for which provisions have been recorded in Note 8.

Note 14 – Subsequent events

There have been no significant post balance sheet date events.

Note 15 – Scope of combination – Divested scope

Entities	Ownership percentage
	30 September 2014	31 December 2013	31 December 2012
	Unaudited
	%	%	%	Consolidation method
PHILIPPINES
Lafarge Republic, Inc.	88.94	88.94	89.34	GLOBAL
Lafarge Cement Services (Philippines), Inc.	96.68	96.68	96.80	GLOBAL
Luzon Continental Land Corporation.	100.00	100.00	100.00	GLOBAL

SECTION G

OTHER HISTORICAL FINANCIAL INFORMATION

Basis of preparation

The format, source and content of the financial information available in respect of Lafarge Brazil, Holcim Brazil and Lafarge La Réunion differs to that for the other clusters as presented in Section B to F of Part IV (Historical Financial Information). Additionally, in the context of materiality, no Accountant’s Report is included in respect of Lafarge Brazil, Holcim Brazil and Lafarge La Réunion.

The summary financial information that follows in respect of Lafarge Brazil, Holcim Brazil and Lafarge La Réunion has been extracted from information provided by the Sellers, consisting of data derived from a number of sources including financial statements, accounting records, management information systems, plant data, and other sources and is unaudited. Certain information is not available in respect of certain periods. Shareholders’ attention is drawn to the risk factor "Reliance on third party information" on page 18.

Notwithstanding that the net assets of Lafarge Brazil, Holcim Brazil and Lafarge La Réunion are not considered material in the context of the Acquisition as a whole, high-level summary information has been included in the tables that follow.

BRAZILIAN CLUSTER

Background

The Brazilian business represents a combination of Lafarge and Holcim assets.

Trading Results

	Nine months ended 30 September 2014			Year ended 31 December 2013			Year ended 31 December 2012
	Lafarge	Holcim	Total	Lafarge	Holcim	Total	Lafarge	Holcim	Total
	BRLm	BRLm	BRLm	BRLm	BRLm	BRLm	BRLm	BRLm	BRLm
Revenue	317	174	491	414	237	651	408	260	668
Cost of sales	(253)	(139)	(392)	(318)	(169)	(487)	(315)	(187)	(502)

Gross profit	64	35	99	96	68	164	93	73	166
As % of net sales	20%	20%	20%	23%	29%	25%	23%	28%	25%

	Nine months ended 30 September 2014			Year ended 31 December 2013			Year ended 31 December 2012
	Lafarge	Holcim	Total	Lafarge	Holcim	Total	Lafarge	Holcim	Total
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Revenue	102	56	158	144	83	227	163	103	266
Cost of sales	(82)	(45)	(127)	(111)	(59)	(170)	(125)	(74)	(199)

Gross profit	20	11	31	33	24	57	38	29	67
As % of net sales	20%	20%	20%	23%	29%	25%	23%	28%	25%

Note: please refer to page 35 for details of exchange rates used

Balance Sheet

	As at 31 December 2013			As at 31 December 2012
	Lafarge	Holcim	Total	Lafarge	Holcim	Total
	BRLm	BRLm	BRLm	BRLm	BRLm	BRLm
Property, plant and equipment	151	198	349	142	162	304
Other long term assets	—	3	3	—	2	2

Total non-current assets	151	201	352	142	164	306

Inventories	54	32	86	60	21	81
Trade and other receivables	34	24	58	40	27	67

Total current assets	88	56	144	100	48	148

Trade and other payables	(52)	(32)	(84)	(47)	(25)	(72)

Total current liabilities	(52)	(32)	(84)	(47)	(25)	(72)

Provisions for liabilities	(2)	(2)	(4)	(1)	(1)	(2)

Net assets	185	223	408	194	186	380

	As at 31 December 2013			As at 31 December 2012
	Lafarge	Holcim	Total	Lafarge	Holcim	Total
	€m	€m	€m	€m	€m	€m
Property, plant and equipment	46	61	107	52	60	112
Other long term assets	—	1	1	—	1	1

Total non-current assets	46	62	108	52	61	113

Inventories	16	10	26	22	8	30
Trade and other receivables	10	7	17	15	10	25

Total current assets	26	17	43	37	18	55

Trade and other payables	(16)	(10)	(26)	(17)	(9)	(26)

Total current liabilities	(16)	(10)	(26)	(17)	(9)	(26)

Provisions for liabilities	—	(1)	(1)	—	—	—

Net assets	56	68	124	72	70	142

Source: The unaudited summary financial information for Lafarge Brazil and Holcim Brazil is based on information compiled from accounting records and other sources such as internal management reports including allocations based on assumptions.

Note: please refer to page 35 for details of exchange rates used

INDIAN OCEAN CLUSTER

Background

The Indian Ocean Cluster represents Lafarge’s La Réunion assets.

Trading Results

	Nine months ended 30 September 2014	Year ended 31 December 2013	Year ended 31 December 2012
	Combined	Combined	Combined
	€m	€m	€m
Revenue	50	62	63
Cost of sales	(43)	(56)	(55)

Gross profit	7	6	8
As % of net sales	14%	10%	13%

Balance Sheet

	As at 30 September 2014	As at 31 December 2013	As at 31 December 2012
	€m	€m	€m
Property, plant and equipment	8	9	9
Intangible assets	5	5	6
Other long term assets	1	—	1

Fixed assets	14	14	16

Cash	3	3	4
Inventories	9	6	6
Trade and other receivables	20	18	21

Current Assets	32	27	31

Trade and other payables	(17)	(12)	(17)

Current Liabilities	(17)	(12)	(17)

Provisions for liabilities	(1)	(1)	(1)

Net assets	28	28	29

Source: The unaudited summary financial information for Lafarge La Réunion is based on information compiled from statutory financial statements and other sources.

PART V

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE COMBINED GROUP

SECTION A

Unaudited pro forma financial information

The unaudited pro forma statement of net assets of the Combined Group is based on the net assets of CRH as at 31 December 2013 and is prepared on the basis of the notes set out below. The unaudited pro forma statement of net assets has been prepared to illustrate the effect of the proposed acquisition of certain assets being disposed of by Lafarge S.A. and Holcim Ltd, as set out in paragraph 1 of Part I of this document, on the net assets of CRH as if the acquisition and related financing had taken place on 31 December 2013. It has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and therefore does not reflect the Combined Group’s actual financial position.

The unaudited pro forma statement of net assets has been prepared in a manner consistent with the accounting policies adopted by CRH in preparing the audited financial statements for the year ended 31 December 2013.

Basis of preparation

The unaudited pro forma statement of net assets is based on the net assets of CRH as at 31 December 2013, which have been extracted without material adjustment from its published audited financial statements for the year ended 31 December 2013. The net assets of Lafarge Europe, Holcim Europe, Holcim Canada, Lafarge UK and Lafarge Philippines (for the purposes of this Part V, together “NewCo Group”)1 as at 31 December 2013 have been extracted without material adjustment from the historical financial information as at 31 December 2013, as set out in Part IV (Historical Financial Information) of this document.

[1]	Net assets of Lafarge Brazil, Holcim Brazil, Lafarge La Réunion and Trident have not been included as pro forma adjustments in the unaudited pro forma statement of net assets. Refer to Note 8(b) to the unaudited pro forma statement of net assets.

Unaudited pro forma statement of net assets of the Combined Group as at 31 December 2013

		Adjustments
	CRH as at 31 December 2013	NewCo Group as at 31 December 2013	Cauldon	Share Placing	Financing	Acquisition	Pro forma net assets of the Combined Group
	€m	€m	€m	€m	€m	€m	€m
		(Note 1)	(Note 8(a))	(Note 13)	(Note 14)	(Notes 9, 12)
ASSETS
Non-current assets
Property, plant and equipment	7,539	4,072	(177)	—	—	—	11,434
Intangible assets	3,911	1,353	—	—	—	1,713	6,977
Investments accounted for using the equity method	1,340	22	—	—	—	—	1,362
Other financial assets	23	12	—	—	—	—	35
Other receivables	93	44	—	—	—	—	137
Derivative financial instruments	63	—	—	—	—	—	63
Deferred income tax assets	107	26	—	—	—	—	133

	13,076	5,529	(177)	—	—	1,713	20,141

Current assets
Inventories	2,254	358	—	—	—	—	2,612
Trade and other receivables	2,516	1,053	—	—	—	—	3,569
Current income tax recoverable	26	—	—	—	—	—	26
Derivative financial instruments	17	—	—	—	—	—	17
Cash and cash equivalents	2,540	260	—	1,575	2,883	(5,324)	1,934

	7,353	1,671	—	1,575	2,883	(5,324)	8,158

Total assets	20,429	7,200	(177)	1,575	2,883	(3,611)	28,299

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	4,579	1,284	—	—	2,888	—	8,751
Derivative financial instruments	34	—	—	—	—	—	34
Deferred income tax liabilities	1,166	338	—	—	—	—	1,504
Other payables	289	43	—	—	—	—	332
Retirement benefit obligations	410	66	—	—	—	—	476
Provisions for liabilities	231	251	—	—	—	—	482

	6,709	1,982	—	—	2,888	—	11,579

Current liabilities
Trade and other payables	2,754	1,144	—	—	—	—	3,898
Current income tax liabilities	151	57	—	—	—	—	208
Interest-bearing loans and borrowings	961	192	—	—	—	—	1,153
Derivative financial instruments	19	—	—	—	—	—	19
Provisions for liabilities	149	77	—	—	—	—	226

	4,034	1,470	—	—	—	—	5,504

Total liabilities	10,743	3,452	—	—	2,888	—	17,083

Net assets	9,686	3,748	(177)	1,575	(5)	(3,611)	11,216

Notes to the unaudited proforma statement of net assets

(1)	NewCo Group[1] as at 31 December 2013 is comprised as follows:

	Lafarge Europe net assets as at 31 December 2013	Holcim Europe net assets as at 31 December 2013	Holcim Canada net assets as at 31 December 2013	Lafarge UK net assets as at 31 December 2013	Lafarge Philippines net assets as at 31 December 2013	NewCo Group as at 31 December 2013
	€m	€m	€m	€m	€m	€m
	(Note 3)	(Note 4)	(Note 2)	(Note 2)	(Note 2)
ASSETS
Non-current assets
Property, plant and equipment	334	939	470	2,088	241	4,072
Intangible assets	350	355	367	8	273	1,353
Investments accounted for using the equity method	1	4	—	17	—	22
Other financial assets	3	2	—	6	1	12
Other receivables	2	1	17	24	—	44
Deferred income tax assets	1	16	—	—	9	26

	691	1,317	854	2,143	524	5,529

Current assets
Inventories	41	65	82	134	36	358
Trade and other receivables	104	233	135	479	102	1,053
Cash and cash equivalents	14	8	9	199	30	260

	159	306	226	812	168	1,671

Total assets	850	1,623	1,080	2,955	692	7,200

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	—	862	386	31	5	1,284
Deferred income tax liabilities	10	107	65	156	—	338
Other payables	—	—	—	43	—	43
Retirement benefit obligations	26	13	20	—	7	66
Provisions for liabilities	11	67	20	149	4	251

	47	1,049	491	379	16	1,982

Current liabilities
Trade and other payables	70	221	179	608	66	1,144
Current income tax liabilities	—	8	5	34	10	57
Interest-bearing loans and borrowings	91	26	12	24	39	192
Provisions for liabilities	11	5	10	49	2	77

	172	260	206	715	117	1,470

Total liabilities	219	1,309	697	1,094	133	3,452

Net assets	631	314	383	1,861	559	3,748

[1]	Net assets of Lafarge Brazil, Holcim Brazil, Lafarge La Réunion and Trident have not been included as pro forma adjustments in the unaudited pro forma statement of net assets. Refer to Note 8(b) to the unaudited pro forma statement of net assets.

(2)	The historical financial information for Holcim Canada, Lafarge UK and Lafarge Philippines as included in Part IV (Historical Financial Information) of this document is expressed in the relevant local currency. The table below sets out the translation of those local currency amounts to Euro for inclusion in Note 1.

	Holcim Canada net assets as at 31 December 2013	Holcim Canada net assets as at 31 December 2013	Lafarge UK net assets as at 31 December 2013	Lafarge UK net assets as at 31 December 2013	Lafarge Philippines net assets as at 31 December 2013	Lafarge Philippines net assets as at 31 December 2013
	CADm	€m	£m	€m	PHPm	€m
	(Note 5)		(Note 6)		(Note 7)
Foreign exchange rate applied (rate at 31 December 2013)	1.4671		0.8337		61.289

ASSETS
Non-current assets
Property, plant and equipment	689	470	1,741	2,088	14,750	241
Intangible assets	538	367	7	8	16,723	273
Investments accounted for using the equity method	—	—	14	17	—	—
Other financial assets	—	—	5	6	48	1
Other receivables	25	17	20	24	—	—
Deferred income tax assets	—	—	—	—	566	9

	1,252	854	1,787	2,143	32,087	524

Current assets
Inventories	121	82	112	134	2,183	36
Trade and other receivables	198	135	399	479	6,276	102
Cash and cash equivalents	13	9	166	199	1,831	30

	332	226	677	812	10,290	168

Total assets	1,584	1,080	2,464	2,955	42,377	692

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	567	386	26	31	333	5
Deferred income tax liabilities	95	65	130	156	1	—
Other payables	—	—	36	43	—	—
Retirement benefit obligations	29	20	—	—	403	7
Provisions for liabilities	30	20	124	149	245	4

	721	491	316	379	982	16

Current liabilities
Trade and other payables	262	179	507	608	4,070	66
Current income tax liabilities	7	5	28	34	618	10
Interest-bearing loans and borrowings	18	12	20	24	2,401	39
Provisions for liabilities	15	10	41	49	113	2

	302	206	596	715	7,202	117

Total liabilities	1,023	697	912	1,094	8,184	133

Net assets	561	383	1,552	1,861	34,193	559

(3)	The net assets of Lafarge Europe have been extracted without material adjustment from the historical financial information included in Section B of Part IV (Historical Financial Information) of this document.

(4)	The net assets of Holcim Europe have been extracted without material adjustment from the historical financial information included in Section C of Part IV (Historical Financial Information) of this document.

(5)	The net assets of Holcim Canada have been extracted without material adjustment from the historical financial information included in Section D of Part IV (Historical Financial Information) of this document.

(6)	The net assets of Lafarge UK have been extracted without material adjustment from the historical financial information included in Section E of Part IV (Historical Financial Information) of this document.

(7)	The net assets of Lafarge Philippines have been extracted without material adjustment from the historical financial information included in Section F of Part IV (Historical Financial Information) of this document.

(8)	(a)

As further described in note 1.2 of Section E, Part IV (Historical Financial Information) to this Circular, CRH is acquiring all of the business of Lafarge UK except for the Cauldon cement plant and quarry, the Cauldon Low quarry, the Coleshill depot, the Willesden rail terminal, together with all direct and dedicated staff and assets (the “Cauldon Business”). While it has not been practicable to exclude the Cauldon Business from the Lafarge UK historical financial information, the pro forma statement of net assets excludes the carrying value of the related property, plant and equipment of £147m (€177m calculated at the 31 December 2013 exchange rate). Other assets and liabilities associated with the Cauldon Business are not considered material in the context of the total net assets being acquired.

(b)	Net assets of Lafarge Brazil, Holcim Brazil and Lafarge La Réunion have not been included as a pro forma adjustment in the unaudited pro forma statement of net assets as the nature of the information available lacks the factual support to meet the requirement of Annex II, item 6, to Commission Regulation (EC) 809/2004 (“the PD Regulation”) for inclusion as a pro forma adjustment. Based on the financial information available, which has been provided by the Sellers, aggregate net assets in respect of these clusters at 31 December 2013 amounted to €153m. Further financial information in respect of Lafarge Brazil, Holcim Brazil and Lafarge La Réunion is set out in Section G of Part IV (Historical Financial Information) of this document. The net assets of Lafarge Brazil, Holcim Brazil and Lafarge La Réunion are not considered material in the context of the total net assets being acquired.

As further described in note 1.1 of Section D, Part IV (Historical Financial Information) to this Circular, as part of the acquisition, as part of Holcim Canada, CRH is acquiring the Trident cement plant (“Trident”). As it is not practicable to identify separate historical financial information attributable to Trident, these assets have not been included as pro forma adjustments. The net assets of Trident are not considered material in the context of the total net assets being acquired.

(9)	The unaudited pro forma statement of net assets of the Combined Group does not reflect the fair value adjustments to the assets acquired and liabilities assumed as the fair value measurement of these items will only be performed subsequent to closing. For the purposes of the unaudited pro forma statement of net assets, the excess purchase consideration over the book value of the net assets acquired has been attributed to goodwill. The fair value adjustments, when finalised post acquisition, may result in materially different amounts being recognised for the acquisition-date fair values of assets acquired and liabilities and contingent liabilities assumed, and consequently a materially different goodwill amount to that amount identified below. The preliminary goodwill arising has been calculated as follows:

€m
Enterprise value (Note 10)	6,500
Adjusted for:
Debt assumed (Note 11a)	(1,476)
Cash acquired (Note 11b)	260

Net consideration	5,284
Less book value of net assets acquired (€3,748m (Note 1) less €177m (Note 8(a)) )	(3,571)

Goodwill (before measurement of the assets acquired and liabilities assumed at fair value)	1,713

(10)	Enterprise value represents the amount included in the Binding Offer Letter and the Philippines SPA as set out in Paragraph 1 of Part I (Letter from the Chairman) of this document. The enterprise value is based on exchange rates as at 30 January 2015 and will be paid in a combination of euro, Sterling and Canadian Dollars. Enterprise value is subject to certain agreed upon adjustments (including with respect to working capital, debt and agreed debt like items at closing). The actual value of these adjustments will be calculated based on the actual balances at closing and, as a result, no adjustment has been included in the pro forma statement of net assets, other than adjusting for the net debt as at 31 December 2013. The enterprise value of €6,500m includes the consideration payable in respect of the mandatory cash offer to the minority shareholders of Lafarge Philippines.

(11)	(a)

The table below sets out the amounts included in Note 1 as interest-bearing loans and borrowings for NewCo Group. Interest-bearing loans and borrowings represent external debt and amounts owed to the businesses’ existing parent companies. NewCo Group will be acquired on a debt free basis and as a result the enterprise value will be adjusted for debt. The adjustment set out in Note 9 is calculated below based on balances as at 31 December 2013. The actual value of this adjustment will be calculated based on the actual balances at closing.

€m	Non-current	Current	Total
Lafarge Europe	—	91	91
Holcim Europe	862	26	888
Holcim Canada	386	12	398
Lafarge UK	31	24	55
Lafarge Philippines	5	39	44

Total	1,284	192	1,476

(b)	The table below sets out the amounts included in Note 1 as cash and cash equivalents for NewCo Group. The adjustment set out in Note 9 is calculated below based on balances as at 31 December 2013. The actual value of this adjustment will be calculated based on the actual balances at closing.

€m
Lafarge Europe	14
Holcim Europe	8
Holcim Canada	9
Lafarge UK	199
Lafarge Philippines	30

Total	260

(12)	For the purposes of the unaudited pro forma statement of net assets, transaction costs incurred by CRH as a result of the acquisition of approximately €40m have been deducted from cash and cash equivalents. The net adjustment to cash of €5,324m included in the unaudited pro forma statement of net assets as a result of the acquisition comprises the following:

€m
Net consideration (Note 9)	5,284
Transaction costs	40

Net adjustment to cash	5,324

(13)	The placing adjustment reflects the net proceeds from the placing of 74,039,915 new ordinary shares at a price of £16.50 per share. Proceeds for 21,636,140 of these 74,039,915 new ordinary shares were settled in euros, at a price of €21.85 per share. For the remaining 52,403,775 new ordinary shares, the proceeds received in Pound Sterling have been translated to euro at the spot rate at the date of the transaction. The net proceeds will be used to finance the acquisition. The placing of 74,039,915 new ordinary shares on 2 February 2015 was conditional upon, amongst other things, admission of the new ordinary shares to trading on the London Stock Exchange and Irish Stock Exchange; such admission occurred on 5 February 2015. Placing costs of €25m have been netted against the gross proceeds of €1,600m.

(14)	The adjustment to reflect financing represents the senior unsecured bridge loan facility as set out in paragraph 6 of Part I (Letter from the Chairman) of this document. A total of €2,900m is expected to be drawn down under the facility agreement in order to finance the acquisition. €400m is expected to be drawn down under Tranche A of the facility. Tranche A has an original maturity date of 31 December 2015. €1,500m is expected to be drawn down under Tranche B which has an original maturity date of 30 June 2016 and the remaining €1,000m is expected to be drawn down under Tranche C, with an original maturity date of 30 June 2018. CRH has the option to extend the maturity dates in respect of Tranche A and Tranche B twice, each time by a period of six months.

Financing costs are expected to be €17m. €12m of these costs are directly attributable to the issue of the loan, and therefore the loan will be recognised net of such transaction costs. The remaining €5m, not directly attributable to the issue of the loan, will be expensed to profit and loss. The adjustment included in the unaudited pro forma statement of net assets shows the €2,900m facility drawn down and deducts the €17m financing costs, resulting in cash and cash equivalents of €2,883m.

The adjustment of €2,888m in relation to interest-bearing loans and borrowings represents the gross draw down of €2,900m offset by directly attributable costs of €12m. The adjustment has been classified as non-current as CRH has the unconditional right to defer the settlement of the liabilities for at least twelve months after the date of the drawdown by exercising its unilateral unconditional option to extend the maturity for further periods, as set out above.

(15)	No adjustments have been made to the unaudited pro forma statement of net assets of the Combined Group to reflect transactions or activities such as 2014 trading results, any expected synergies or cost savings or any other transaction of CRH or NewCo Group since 31 December 2013.

SECTION B

ACCOUNTANT’S REPORT ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE COMBINED GROUP

The Directors	20 February 2015

CRH plc

42 Fitzwilliam Square

Dublin 2

Ireland

Dear Sirs

CRH plc (the “Company”)

We report on the pro forma financial information (the “Pro forma Financial Information”) set out in Part V (Unaudited Pro Forma Financial Information of the Combined Group) of the Company’s circular dated 20 February 2015 (the “Circular”) which has been prepared on the basis described in the notes to the Pro forma Financial Information, for illustrative purposes only, to provide information about how the proposed Acquisition (as defined in the Circular) might have affected the financial information presented on the basis of the accounting policies adopted by CRH plc in preparing the financial statements for the period ended 31 December 2013. This report is required by rule 13.3.3R of the Listing Rules issued by the UK Listing Authority (the “UKLA Listing Rules”) and is given for the purpose of complying with that rule and for no other purpose.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to ordinary shareholders of the Company as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with UKLA Listing Rule 13.4.1R (6), consenting to its inclusion in the Circular.

Responsibilities

It is the responsibility of the directors of CRH plc to prepare the Pro forma Financial Information in accordance with item 13.3.3R of the UKLA Listing Rules.

It is our responsibility to form an opinion, as required by item 13.3.3R of the UKLA Listing Rules as to the proper compilation of the Pro forma Financial Information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma Financial Information with the directors of CRH plc.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of CRH plc.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

a)	the Pro forma Financial information has been properly compiled on the basis stated; and

b)	such basis is consistent with the accounting policies of CRH plc.

Yours faithfully

Ernst & Young

PART VI

ADDITIONAL INFORMATION

1.	Responsibility

The Company and the Directors, whose names appear below, accept responsibility for the information contained in this Circular. To the best of the knowledge and belief of the Company and the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors

2.1	The Directors are as follows:

Nicholas Hartery*(Chairman)

Albert Manifold (Chief Executive)

Maeve Carton (Finance Director)

Mark S. Towe (Chief Executive Officer, Oldcastle, Inc.)

Ernst J. Bartschi*

William P. Egan*

Utz-Hellmuth Felcht*

John W. Kennedy*

Patrick J. Kennedy*

Donald A. McGovern Jr.*

Heather Ann McSharry*

Daniel N. O’Connor*

Henderikus Th. E.M. Rottinghuis*

*	denotes Non-Executive Director

3.	Directors’ interests and service contracts

3.1	As at 19 February 2015, being the latest practicable date prior to the publication of this Circular, the interests of the Directors, and of their connected persons in the issued ordinary share capital of the Company are set out below:

(a)	Interests in the shares of CRH (beneficial unless otherwise indicated) as at 19 February 2015:

Name	Number of shares
Nicholas Hartery	12,265
Albert Manifold	39,998
Maeve Carton	82,036
Mark S. Towe	100,276	*
Ernst J. Bartschi	25,200
William P. Egan	16,112
– non-beneficial	12,000
Utz-Hellmuth Felcht	1,285
John W. Kennedy	1,083
Patrick J. Kennedy**	—
Donald A. McGovern Jr.	5,131
Heather Ann McSharry	3,886
Daniel N. O’Connor	17,344
Henderikus Th. E.M. Rottinghuis	15,124

*	Excludes awards of deferred shares, details of which are set out in (b) below
**	Appointed with effect from 1 January 2015

(b)	Deferred Share Awards under the Annual Bonus Plan:

Name	Year of Award	Number Awarded	Allotted under the Scrip Dividend Scheme in 2014	Balance	Release Date
M.S. Towe	2014	2,561	65	2,626	March 2017

Under the Annual Bonus Plan in operation in respect of the financial year ended 31 December 2013, up to one-third of the earned bonus was receivable in CRH shares, deferred for a period of three years, with forfeiture in the event of departure from the CRH Group in certain circumstances during that period. The shares awarded during 2014 related to the deferred portion of 2013 bonus and were included in total remuneration reported for 2013. These shares were purchased by the trustees of the CRH plc Employee Benefit Trust on 26 February 2014 at €20.375 per Ordinary Share.

(c)	Shares which are the subject of awards under the 2006 Performance Share Plan and the 2014 Performance Share Plan as at 19 February 2015:

2006 Performance Share Plan:

Name	Year of Award	Number Awarded	Performance Period	Release Date	Market Price in euro on award
M. Carton	2012	50,000	01/01/12 - 31/12/14	February 2015	15.19
	2013	50,000	01/01/13 - 31/12/15	February 2016	16.19

		100,000

A. Manifold	2012	70,000	01/01/12 - 31/12/14	February 2015	15.19
	2013	72,000	01/01/13 - 31/12/15	February 2016	16.19

		142,000

M.S. Towe	2012	90,000	01/01/12 - 31/12/14	February 2015	15.19
	2013	90,000	01/01/13 - 31/12/15	February 2016	16.19

		180,000

The 2006 Performance Share Plan is a long-term share incentive plan under which conditional share awards were made for which no exercise price is payable. In February 2015, the Remuneration Committee determined that the awards made in 2012 would lapse as, over the three-year period 2012-2014, CRH’s TSR performance was below the median of both the peer group and the Eurofirst index. The shares scheduled for release in February 2016 will be allocated to the extent that the relative TSR performance conditions are achieved. The structure of the 2006 Performance Share Plan is set out on page 68 of the 2013 Annual Report which has been incorporated by reference into this Circular.

2014 Performance Share Plan:

Name	Year of Award	Number Awarded	Dividend Equivalents in 2014	Balance	Performance Period	Release Date	Market Price in euro on award
M. Carton	2014	59,500	618	60,118	01/01/14 - 31/12/16	February 2019	20.49
A. Manifold	2014	142,900	1,484	144,384	01/01/14 - 31/12/16	February 2019	20.49
M.S. Towe	2014	97,100	1,008	98,108	01/01/14 - 31/12/16	February 2019	20.49

The 2014 Performance Share Plan is a long-term share incentive plan under which conditional share awards are made for which no exercise price is payable. The shares scheduled for release in February 2019 will be allocated to the extent that the relative performance conditions are achieved. The structure of the 2014 Performance Share Plan is set out on page 64 of the 2013 Annual Report which has been incorporated by reference into this Circular.

(d)	Directors’ share options as at 19 February 2015:

Name	Amount	Weighted Average Option Price (€)
M. Carton	55,831	25.75	(i)
	97,000	15.67	(ii)
	1,726	17.67	(iii)

A. Manifold	166,445	21.97	(i)
	137,500	15.68	(ii)
	2,236	13.64	(iii)

M.S. Towe	133,081	24.38	(i)
	175,000	15.68	(ii)

(i)	Granted under the 2000 share option scheme, these options are only exercisable when EPS growth exceeds the growth of the Irish consumer price index by 5% compounded over a period of at least three years subsequent to the granting of the options.
(ii)	Granted under the 2010 Share Option Scheme. Vesting will only occur once an initial performance target has been reached and, thereafter, will be dependent on performance. The performance criteria are set out on page 69 of the 2013 Annual Report which has been incorporated by reference into this Circular. In February 2015, the Remuneration Committee determined that the options granted in 2012 (M. Carton: 50,000; A. Manifold: 70,000; and M.S. Towe: 90,000), with an exercise price of €15.19, would lapse on the third anniversary of the date of grant (April 2015).
(iii)	Granted under the 2010 savings-related share option scheme.

3.2	Details of service contracts and letters of appointment in place for current Directors:

Name	Date of first appointment	Expiry date of current appointment
Nicholas Hartery	June 2004	May 2018
Albert Manifold	January 2009	N/A
Maeve Carton	May 2010	N/A
Mark S. Towe	July 2008	N/A
Ernst J. Bartschi	October 2011	October 2017
William P. Egan	January 2007	January 2016
Utz-Hellmuth Felcht	July 2007	July 2016
John W. Kennedy	June 2009	May 2015
Patrick J. Kennedy	January 2015	January 2018
Donald A. McGovern Jr.	July 2013	July 2016
Heather Ann McSharry	February 2012	February 2018
Daniel N. O’Connor	June 2006	May 2015
Henderikus Th. E.M. Rottinghuis	February 2014	February 2017

Non-executive Directors

The non-executive Directors do not have service contracts but have letters of appointment. The standard terms of the letters of appointment are available for inspection at the Company’s registered office and at the Annual General Meeting. Non-executive Directors are typically expected to serve two three-year terms, although they may be invited to serve for further periods. A non-executive Director’s term of office is subject to his annual re-election by shareholders and their letter of appointment does not provide for any compensation for loss of office.

Executive Directors

Maeve Carton and Mark Towe do not currently have service contracts. They do not have a notice period in excess of 12 months or an entitlement to any benefits on termination of employment. The Remuneration Committee will determine the amount, if any, paid on termination taking into account the circumstances around departure and the prevailing employment law circumstances.

Albert Manifold has a service contract which provides for a notice period of 12 months. On lawful termination of employment, the Remuneration Committee may, at its absolute discretion, make a termination payment in lieu of 12 months’ notice based on base salary, benefits and pension contribution due during that period. Where CRH terminates the contract lawfully without notice then no payment in lieu of notice shall be due. If, in the event of a change of control, there is a diminution in the role and responsibilities of the Chief Executive, he may terminate the contract; on such termination a payment equal to one year’s remuneration (being salary, pension, other benefits and vested incentive awards) will be made to the executive.

4.	Major Shareholders

So far as is known to the Company, the names of any persons other than a Director who, directly or indirectly, are interested in 3% or more of the Company’s issued ordinary share capital as at 19 February 2015 (being the latest practicable date prior to the publication of this Circular) are as follows:

Name	Reported holding as a percentage of issued share capital at date of Notification	Reported holding as a percentage of current issued share capital
BlackRock, Inc.*	8.27%	8.27%
UBS AG	4.93%	3.23%
Templeton Global Advisors Limited	3.00%	2.63%

*	BlackRock, Inc. has advised that its interests in the Company’s shares arise by reason of discretionary investment management arrangements entered into by it or its subsidiaries.

Save as set out above, the Company is not aware of any person other than a Director who is directly or indirectly interested in 3% or more of the issued ordinary share capital of the Company.

5.	Consents

UBS, which is regulated by the FCA, has given and has not withdrawn its written consent to the inclusion in this Circular of its name and references thereto in the form and context in which it appears.

Ernst & Young has given and not withdrawn its written consent to the inclusion in this Circular of its reports set out in Part IV (Historical Financial Information) and Part V (Unaudited Pro Forma Financial Information), and references to its name in the form and context in which it appears.

Deloitte LLP has given and not withdrawn its written consent to the inclusion in this Circular of its report as set out in Part IV (Historical Financial Information).

6.	Material contracts

6.1	Material contracts to which CRH is a party

Set out below is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which CRH or any member of the CRH Group is a party, for the two years immediately preceding the date of this Circular as well as a summary of any other contract (not being a contract entered into in the ordinary course of business) entered into by any member of the CRH Group which contains any provision under which any member of the CRH Group has any obligation or entitlement which is material to the CRH Group as at the date of this Circular:

(a)	the Binding Offer Letter, the terms of which are summarised in Part II (Principal Terms and Conditions of the Acquisition) of this Circular;

(b)	the Global SPA, the terms of which are summarised in Part II (Principal Terms and Conditions of the Acquisition) of this Circular;

(c)	the Philippines SPA, the terms of which are summarised in Part II (Principal Terms and Conditions of the Acquisition) of this Circular;

(d)	the Facilities, the terms of which are summarised at Section 6 of Part I (Letter from the Chairman) of this Circular;

(e)	the Placing Agreement, the key terms of which are as follows:

In connection with the Placing, CRH entered into a placing agreement dated 2 February 2015 with the Joint Bookrunners pursuant to which each of the Joint Bookrunners, as agent for and on behalf of the Company, agreed to use its reasonable endeavours to procure placees for the Placing Shares or, failing which, to underwrite the Placing. The Joint Bookrunners accepted such appointment in reliance on the representations and warranties and subject to the terms and conditions set out in the Placing Agreement.

Under the Placing Agreement, CRH agreed with the Joint Bookrunners that CRH would not offer, any securities of the same class as the Placing Shares without the prior written consent of the Joint Bookrunners for a period ending 90 calendar days after Admission. This restriction is subject to customary exceptions and waivers and does not prevent CRH from issuing Placing Shares under any share option or share incentive plan, in connection with deferred share arrangements under CRH’s annual bonus plan or any scrip dividend.

Under the terms of the Placing Agreement, CRH agreed to indemnify each of the Joint Bookrunners against all losses incurred by them in connection with the Placing, the Placing Agreement or any other agreement or arrangements relating to the Placing.

On 5 February 2015, following the conclusion of a bookbuilding process, CRH allotted and issued 74,039,915 Placing Shares at a price of €21.85 per Placing Share to placees, raising gross proceeds of approximately €1.6 billion. Closing of the Placing and admission of the new Ordinary Shares to the Official Lists and to trading on the main markets of the London Stock Exchange and Irish Stock Exchange took place on 5 February 2015.

(f)	the Sponsor’s Agreement, the key terms of which are as follows:

On the date of this Circular, CRH and UBS Limited have entered into the Sponsor’s Agreement. Pursuant to the Sponsor’s Agreement UBS has agreed to act as sponsor to the Company in connection with the approval of this Circular. The obligations of UBS are subject to certain conditions which are typical for an agreement of this nature, including the continued accuracy of certain warranties. In addition, UBS has the right to terminate the Sponsor’s Agreement either before the EGM or before Closing in certain specified circumstances. Under the terms of the Sponsor’s Agreement, CRH has agreed to provide UBS with certain indemnities, undertakings and warranties. The indemnities provided by CRH indemnify UBS against, inter alia, claims made against them or losses incurred by them, subject to certain exceptions.

6.2	Material contracts to which the NewCo Group is a party

No contract has been entered into by any member of the NewCo Group within the two years immediately preceding the date of this Circular, which is, or may be, material to the NewCo Group or which has been entered into outside the ordinary course of business and no contract has been entered into at any time by any member of the NewCo Group which contains any provision under which any member of the NewCo Group has any obligation or entitlement which is material to the NewCo Group as at the date of this Circular.

7.	Litigation

7.1	Litigation in respect of the CRH Group

Save as disclosed below, there have been no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Directors are aware), which may have or have had in the 12 months preceding the date of this Circular a significant effect on the financial position or profitability of the CRH Group:

(a)	On 30 May 2014, CRH announced that the secretariat of the Competition Commission in Switzerland had invited CRH’s Swiss subsidiaries BR Bauhandel AG, Gétaz-Miauton SA and Regusci Reco SA, to comment on a proposal to impose sanctions on the Association of Swiss Wholesalers of the Sanitary Industry and all other major Swiss wholesalers, including CRH’s subsidiaries, regarding the pending investigation into the sanitary (bathroom fixtures and fittings) industry in Switzerland. The secretariat alleges competition law infringements and proposes a total fine of approximately CHF 283 million on all parties, of which approximately CHF 119 million is attributable to CRH’s Swiss subsidiaries, based on Swiss turnover. CRH believes that the position of the secretariat is fundamentally ill-founded and views the proposed fine as unjustified. The Group has made submissions to this effect to the Competition Commission. Any decision of the Competition Commission on this matter is not expected before April 2015. Any decision finding an infringement can be appealed to the Federal Administrative Tribunal, and ultimately to the Federal Supreme Court. No provision was made in respect of this proposed fine in CRH’s Interim 2014 Condensed Consolidated Financial Statements.

7.2	Litigation in respect of the NewCo Group

Save as disclosed below, there have been no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Directors are aware), which may have or have had in the 12 months preceding the date of this Circular a significant effect on the financial position or profitability of the NewCo Group:

a)

In November 2008 and September 2009, the European Commission conducted unannounced inspections due to suspected anti-competitive practices by several manufacturers of cement and related products, including Lafarge and Holcim. In December 2010, the European Commission opened official anti-trust proceedings against these cement manufacturers for suspected breaches of EU rules prohibiting anti-competitive practices, including in the EU Members States of Austria, Belgium, the Czech Republic,

France, Germany, Italy, Luxembourg, the Netherlands, Spain and the UK. The European Commission is investigating indications that that the companies acted to restrict trade flows in the European Economic Area (“EEA”), including restrictions of imports into the EEA, market sharing, price coordination and connected anti-competitive practices in the markets for cement and related products (e.g., ready-mix concrete) and other materials used to produce cement-based products (e.g. clinker, aggregates, blast-furnace slag, granulated blast-furnace slag, ground granulated blast-furnace slag and fly ash).

The initiation of proceedings does not imply that the European Commission has conclusive proof of an infringement. There is no legal deadline to complete inquiries into anti-competitive conduct. Their duration depends on a number of factors, including the complexity of each case, the extent to which the companies concerned co-operate with the European Commission and the exercise of the rights of defence. The completion date of this investigation is unknown and no conclusion can be drawn as to its outcome at this time.

Pursuant to the terms of the Global SPA, the Sellers have given CRH an indemnity in respect of certain penalties or costs that might be incurred by any member of the NewCo Group as a result of these proceedings. This indemnity is subject to the terms of, and limitations of the Sellers’ liability set out in the Global SPA (including, but not limited to, limitations as to quantum and time).

8.	Working capital

CRH is of the opinion that, taking into account the bank facilities available to the Combined Group, the working capital available to the Combined Group is sufficient for its present requirements, that is, for at least the next twelve months from the date of this Circular.

9.	Profit estimate

9.1	Profit Estimate for CRH

On 11 November 2014, CRH issued an Interim Management Statement, which contained the following statement (extracted without material adjustment) on CRH’s current trading:

“Assuming normal weather patterns for the remainder of the year and a US dollar/euro exchange rate of 1.33* (2013: 1.3281), we expect EBITDA for the fourth quarter to be broadly similar to the strong performance in the final quarter of 2013. Against this backdrop, we reiterate our expectation for second-half EBITDA to be somewhat ahead of last year (H2 2013: €1.08 billion), resulting in expected full year EBITDA growth of c.10% in 2014 (2013: €1.475 billion).”

*	Average exchange rate based on year-to-date US$/euro rate of 1.3455 and a projected rate of 1.2493 to year-end.

Since that date, the CRH Group’s trading performance continues to be in line with the Board’s expectations and we expect EBITDA for the full year ended 31 December 2014 to be not less than €1.625 billion with full year revenues of €18.9 billion. We expect year-end net debt to be approximately €2.5 billion (2013: €3.0 billion), with a net debt/EBITDA ratio of approximately 1.5 times. CRH will publish its preliminary results for the year ended 31 December 2014 on 26 February 2015.

The Profit Estimate is correct as at the date of publication of this Circular and is supported by latest available internal estimates.

9.2	Basis of preparation

The Profit Estimate is unaudited and has been prepared on a basis consistent with the accounting policies adopted by CRH which are based on IFRS and which will be applicable for the year ended 31 December 2014.

9.3	Profit estimate for the NewCo Group

In CRH’s announcement of its proposed acquisition of the NewCo Group on 2 February 2015, CRH stated that:

“NewCo is expected to generate 2014E revenue of €5.1bn and EBITDA of €752 million.”

As at the date of this Circular, the profit estimate for the NewCo Group is correct as supported by the due diligence procedures carried out by CRH.

9.4	Basis of preparation

The profit estimate for the NewCo Group is unaudited and has been prepared on a basis consistent with the accounting policies adopted by CRH which are based on IFRS and which will be applicable for the year ended 31 December 2014.

10.	Significant changes

10.1	Significant changes in respect of the CRH Group

There have been no significant changes in the financial or trading position of the CRH Group since 30 June 2014 being the date to which the latest financial statements were published.

10.2	Significant changes in respect of the NewCo Group

There have been no significant changes in the financial or trading position of the NewCo Group since 30 September 2014, being the date to which the financial information shown in Sections B to F of Part IV (Historical Financial Information) has been prepared.

11.	Related party transactions

There have been no related party transactions that the CRH Group has entered into during the period between 31 December 2013, being the date to which the latest audited financial statements were published, and the date of this Circular.

12.	Incorporation by reference

Your attention is drawn to pages 59 to 90 (Directors’ Remuneration Report) of the annual report and accounts of the Company for the financial year ended 31 December 2013, which are available to Shareholders at 42 Fitzwilliam Square, Dublin 2 and are incorporated by reference into this Circular.

13.	Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on weekdays (Saturdays, Sundays and public holidays excepted) at the registered office of the Company, at the offices of Arthur Cox, Earlsfort Centre, Earlsfort Terrace, Dublin 2 and at the offices of UBS Limited, 1 Finsbury Avenue, London EC2M 2PP from the date of this Circular up to and including the date of the Extraordinary General Meeting:

(a)	the Memorandum and Articles of Association of the Company;

(b)	the reports from Ernst & Young and Deloitte LLP set out in of Part IV (Historical Financial Information);

(c)	the annual report and accounts of the Company for the financial year ended 31 December 2013;

(d)	the reports from Ernst & Young set out in Part V (Unaudited Pro Forma Financial Information);

(e)	this Circular;

(f)	the written consents referred to in Section 5 of this Part VI; and

(g)	a copy of the Global SPA and the Philippines SPA.

DEFINITIONS

The following definitions apply throughout this Circular and accompanying Form of Proxy, unless the context otherwise requires:

“2006 Performance Share Plan”	performance share plan, approved by the shareholders of CRH in May 2006 and replaced by the 2014 Performance Share Plan, under which conditional share awards were granted for which no exercise price was payable;

“2010 Share Option Scheme”	share option scheme, approved by the shareholders of CRH in May 2010 and which was replaced by the 2014 Performance Share Plan;

“2013 Annual Report”	the annual report of CRH for the year ended 31 December 2013;

“2014E”	information relating to the financial year ended 31 December 2014 which is estimated and unaudited;

“2014 Performance Share Plan”	performance share plan, approved by the shareholders of CRH on 7 May 2014, under which conditional and restricted share awards are granted for which no exercise price is payable;

“Acquisition”	the acquisition of the NewCo Group by CRH;

“Acquisition Announcement”	CRH news release dated 2 February 2015 announcing that CRH had entered into a binding commitment in relation to the Acquisition;

“Admission”	the admission of the Ordinary Shares the subject of the Placing to listing on the Official Lists and to trading on the main market of the London Stock Exchange and Irish Stock Exchange;

“AMF”	L’Autorité des marchés financiers;

“Annual Bonus Plan”	the 2013 annual bonus plan of CRH as described in the 2013 Annual Report;

“Annual General Meeting”	the annual general meeting of CRH plc;

“Audit Committee”	the audit committee of the Board;

“Binding Offer Letter”	means the put option entered into by CRH and the Sellers in relation to the Offer pursuant to which CRH makes a binding irrevocable offer to the Sellers;

“Board” or “Directors”	the directors of the Company, whose names are set out on page 1;

“Canadian Dollar” or “CAD”	the lawful currency of Canada;

“Central Bank”	the Central Bank of Ireland;

“CHF” or “Swiss Franc”	the lawful currency of Switzerland from time to time;

“Circular”	this document, including the Notice of EGM;

“Class 1 Transaction”	has the meaning given to it in the UKLA Listing Rules;

“Closing”	the consummation of the Acquisition in accordance with the SPA;

“Cluster Accounts”	the accounts prepared by the Sellers in respect of the NewCo Group for the purposes of this Circular;

“Code of Business Conduct”	the CRH code of business conduct;

“Combined Group”	the CRH Group and the NewCo Group;

“Company”	CRH plc;

“Conditions”	the conditions that the Closing of the Acquisition is subject to, details of which are set out at Section 5 of Part I (Letter from the Chairman) and Part II (Principal Terms and Conditions of the Acquisition) of this Circular;

“CREST”	the paperless settlement procedure operated by Euroclear enabling system securities to be evidenced otherwise than by certificates and transferred otherwise than by written instrument;

“CRH” or “CRH Group”	CRH plc and/or its subsidiary undertakings;

“EBITDA”	earnings before interest, tax, depreciation and amortisation;

“EGM” or “Extraordinary General Meeting”	the extraordinary general meeting of the Company convened for 9.30 am on 19 March 2015, or any adjournment thereof, as set out in the notice contained in this Circular;

“Employee Benefit Trust”	the employee benefit trust of CRH;

“EPS”	earnings per share;

“EURIBOR”	the Euro Interbank Offered Rate;

“Euro” or “€”	the euro currency;

“Facilities”	the €6.5 billion senior unsecured bridge loan facilities agreed between CRH and the Lenders;

“FCA”	the Financial Conduct Authority;

“Form of Proxy”	the form of proxy accompanying this Circular for use by Shareholders at the Extraordinary General Meeting;

“FSMA”	the Financial Services and Markets Act 2000, as amended;

“General Regulations of the AMF”	the general regulations of L’Autorité des marchés financiers;

“Global SPA”	the share purchase agreement pursuant to which the CRH Group will acquire the NewCo Group, excluding the Philippines Business;

“Global Tax Deed”	the tax deed between the CRH Group, Lafarge and Holcim in relation to the NewCo Group (excluding the Philippines Business);

“H2 2013”	CRH’s half-year results for the second half of 2013;

“Holcim”	Holcim Ltd;

“Holcim Brazil”	certain cement and related assets from Holcim’s Brazilian footprint;

“Holcim Canada”	Holcim’s assets in Canada, plus related US cement terminals and the Trident cement plant in Montana, United States as described in more detail in Note 1 to the Historical Combined Financial Information relating to Holcim Canada set out at Section D of Part IV (Historical Financial Information) of this Circular;

“Holcim Europe”	Holcim’s assets in France (with the exception of the Altkirch plant and associated assets in the Haut-Rhin region), and substantially all of Holcim’s assets in Serbia, Slovakia and Hungary as described in more detail in Note 1 to the Historical Combined Financial Information relating to Holcim Europe set out at Section C of Part IV (Historical Financial Information) of this Circular;

“IAS”	International Accounting Standards;

“IFRS”	International Financial Reporting Standards as adopted by the European Union;

“Income Shares”	the unlisted shares of €0.02 each in the capital of the Company issued with and tied to each Ordinary Share of €0.32 each;

“Ireland”	Ireland excluding Northern Ireland and the word “Irish” shall be construed accordingly;

“Irish Stock Exchange”	the Irish Stock Exchange plc;

“Joint Bookrunners”	collectively, UBS, J.P. Morgan Securities plc, Merrill Lynch International and J&E Davy (each a “Bookrunner”);

“Lafarge”	Lafarge S.A.;

“Lafarge Brazil”	certain cement and related assets from Lafarge’s Brazilian footprint;

“Lafarge Europe”	Lafarge’s assets in Germany and Romania as described in more detail in Note 1 to the Historical Combined Financial Information relating to Lafarge Europe set out at Section B of Part IV (Historical Financial Information) of this Circular;

“Lafarge La Réunion”	Lafarge’s assets in La Réunion (with the exception of its minority shareholding in Ciments de Bourbon);

“Lafarge Philippines”	the assets of Lafarge Republic, Inc., Lafarge Cement Services Philippines Inc. and Luzon Continental Land Corporation in the Philippines, including certain assets related to the Bulacan quarry but excluding certain other assets including Lafarge Iligan Inc., Lafarge Republic Aggregates Inc. and Lafarge Mindanao, Inc. as described in more detail in Note 1 to the Historical Combined Financial Information relating to Lafarge Philippines set out in Section F of Part IV (Historical Financial Information) of this Circular;

“Lafarge UK”	Lafarge’s assets in the United Kingdom (following the acquisition by Lafarge of the remaining 50% of the Lafarge UK JV) as described in more detail in Note 1 to the Historical Consolidated Financial Information relating to Lafarge UK set out in Section E of Part IV (Historical Financial Information) of this Circular;

“Lafarge UK JV”	the Lafarge Tarmac Holdings Limited joint venture formed in January 2013 between Lafarge UK Holdings Limited and Anglo American Finance (UK) Limited;

“Lenders”	Bank of America Merrill Lynch International Limited, J P Morgan Cazenove and UBS;

“LHPI”	Lafarge Holding (Philippines), Inc;

“LIBOR”	the London Interbank Offered Rate;

“Local Reorganisation Conditions”	the conditions to Closing, as specified in the Global SPA, that relate to certain reorganisations of local businesses that comprise or will comprise part of the NewCo Group;

“London Stock Exchange”	the London Stock Exchange plc;

“Merger”	the proposed merger of Lafarge and Holcim by way of tender offer in accordance with the General Regulations of the AMF and the Rules of Euronext Paris;

“mt”	million tonnes;

“NewCo Group”	the entities to be acquired by the CRH Group pursuant to the Global SPA and the Philippines SPA including the assets to be transferred to and/or held by these entities following completion of the Local Reorganisation Conditions;

“Non-Executive Directors”	the Directors who hold the position of Chairman or Non-Executive Director as at the date of this Circular, and each a “Non-Executive Director”;

“Offer”	the offer made by the CRH Group to acquire the NewCo Group (excluding the Philippines Business) under the Binding Offer Letter;

“Official Lists”	the official lists of the London Stock Exchange and of the Irish Stock Exchange;

“Ordinary Shares”	the ordinary shares of €0.32 each in the share capital of the Company including, where the context so admits, the Income Shares;

“PCAOB”	the Public Company Accounting Oversight Board;

“Philippines Business” or “Philippines Group”	the Lafarge Philippines entities to be acquired by the CRH Group and its local partner pursuant to the Philippines SPA;

“Philippine Peso” or “PHP”	the lawful currency of the Philippines;

“Philippines SPA”	a put and call options agreement for the sale and purchase of the Philippines Business dated 31 January 2015 between CRH International, CRH plc, LHPI, Calumboyan Holdings, Inc., South Western Cement Ventures, Inc., and Round Royal Inc. (as may be amended by the parties thereto);

“Philippine Stock Exchange”	the Philippine Stock Exchange, Inc.;

“Philippines Tax Deed”	the tax deed between the CRH Group and its local partner and Lafarge Holdings (Philippines), Inc., Calumboyan Holdings, Inc., Round Royal Inc. and Southwestern Cement Ventures Inc.;

“Placing”	the placing on 5 February 2015, pursuant to the Placing Agreement, of 74,039,915 new Ordinary Shares and 74,039,915 new Income Shares for the purposes of financing the Acquisition;

“Placing Agreement”	the placing agreement dated 2 February 2015 between CRH and the Joint Bookrunners;

“Placing Shares”	the 74,039,915 new Ordinary Shares and the 74,039,915 new Income Shares the subject of the Placing, and each reference to a Placing Share shall include one Ordinary Share and one Income Share;

“Polish Zloty”	the lawful currency of Poland;

“Pound Sterling” or “Sterling”	the lawful currency of the United Kingdom;

“PRA”	Prudential Regulation Authority;

“Preference Shares”	the 5% cumulative preference shares and the 7% A cumulative preference shares in the capital of the Company;

“Profit Estimate”	the profit estimate set out in Section 9 of Part VI (Additional Information) of this Circular;

“RMX”	ready-mix concrete;

“Remuneration Committee”	the remuneration committee of the Board of CRH;

“Resolution”	the ordinary resolution to be proposed at the EGM the text of which is set out in the notice convening the EGM at pages 166 and 167 of this Circular;

“ROIC”	return on invested capital;

“RON”	the lawful currency of Romania;

“Rules of Euronext Paris”	the rulebook issued by Euronext applicable to the Paris market of Euronext;

“Sellers”	Lafarge and Holcim;

“Shareholder(s)”	the holder(s) of Ordinary Shares;

“SPA”	the Global SPA and the Philippines SPA and ancillary documents, being the share purchase agreements between the Sellers and CRH for the sale and purchase of the NewCo Group;

“Sponsor’s Agreement”	the sponsor’s agreement dated 20 February 2015 entered into between CRH and UBS;

“TSR”	total shareholder return;

“UBS”	UBS Limited;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;

“UKLA Listing Rules”	the listing rules issued by the UK Listing Authority;

“UK Listing Authority” or “UKLA”	the Financial Conduct Authority acting in its capacity as the competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000;

“US” or “United States”	the United States of America; and

“US Dollar”	the lawful currency of the United States.

CRH PLC

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (“EGM”) of CRH plc will be held at 9.30 am on 19 March 2015 at the Clyde Court Hotel, Lansdowne Road, Dublin 4, Ireland for the purpose of considering and, if thought fit, passing the following ordinary resolution:-

Acquisition Resolution

“That the proposed acquisition by the Company (or any nominated subsidiary of the Company) of the businesses to be divested by Lafarge S.A. and Holcim Ltd (together, the “Sellers”) (the “Acquisition”) be and is hereby approved and the Directors of the Company (or any duly authorised committee thereof) be and are hereby authorised:

(a)	to proceed with the Acquisition substantially on the terms and subject to the conditions of the share purchase agreement to be entered into pursuant to a binding offer letter dated 31 January 2015 between the Company, CRH International and the Sellers in respect of the businesses excluding the business in the Philippines and the put and call agreement for the sale and purchase of the business in the Philippines dated 31 January 2015 between the Company, CRH International, Lafarge Holdings (Philippines), Inc., Calumboyan Holdings Inc., South Western Cement Ventures, Inc. and Round Royal Inc. (the “Share Purchase Agreements”), as described in Part II of the Circular of the Company dated 20 February 2015 (the “Circular”) of which this notice forms part, and all other agreements and ancillary documents contemplated by the Share Purchase Agreements;

(b)	to do or procure to be done all such acts and things on behalf of the Company and any of its subsidiaries as the Directors consider necessary, desirable or expedient to implement, or otherwise in connection with, the Acquisition; and

(c)	to agree such modifications, variations, revisions, waivers, extensions, additions or amendments to any of the terms and conditions of the Acquisition and/or to any documents relating to it, as the Directors (or any duly authorised committee thereof) may in their absolute discretion think fit, provided such modifications, variations, revisions, waivers, extensions, additions or amendments are not of a material nature.”

By order of the Board

Neil Colgan
Company Secretary
42 Fitzwilliam Square, Dublin 2	20 February 2015

Notes

(1) Any member entitled to attend, speak, ask questions and vote at the EGM may exercise his or her right to vote by appointing one or more proxies. A member may appoint the Chairman or another person, who need not be a member(s) of the Company, as a proxy, by electronic means or in writing, to vote some or all of their shares. A proxy form is enclosed. Appointment of a proxy does not preclude a member from attending, speaking and asking questions at the meeting should they subsequently wish to do so. Please note, that proxies may be required to provide identification to attend the meeting.

(2) To be valid, proxy forms must be delivered in writing, together with any power of attorney or other authority under which it is signed or a certified copy thereof, to the Company’s Registrar, Capita Asset Services, Shareholder Solutions (Ireland) (the “Registrars”), to P.O. Box 7117, Dublin 2 (if delivered by post) or to 2 Grand Canal Square, Dublin 2 (if delivered by hand), not later than 9.30 am on 17 March 2015. Shareholders who wish to submit proxies by electronic means may do so up to the same deadline by accessing the Registrars’ website, at: www.capitashareportal.com, entering the Company’s name, CRH plc. You will need to register for Share Portal by clicking on “Registration Section” (if you have not registered previously) and following the instructions therein. Shareholders who do not receive a proxy form by post, or who wish to be sent paper copies of documents relating to the meeting, should contact the Registrars (Tel. +353 1 553 0050).

(3) CREST members may appoint one or more proxies through the CREST electronic proxy appointment service in accordance with the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. Further information on CREST procedures and requirements is contained in the CREST Manual. The message appointing a proxy(ies) must be received by the Registrar (ID 7RA08) not later than 9.30 am on 17 March 2015. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The Company may treat as invalid a proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996.

(4) ADR holders wishing to attend the meeting must obtain a proxy form from The Bank of New York Mellon (“BNY”), which will enable them to attend and vote on the business to be transacted. ADR holders may instruct BNY as to the way in which the shares represented by their ADRs should be voted by completing and returning the voting card provided by BNY in accordance with the instructions given.

(5) Pursuant to Section 134A of the Companies Act, 1963 and Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, the Company hereby specifies that only those shareholders registered in the Register of Members of the Company as at 6.00 p.m. on Tuesday 17 March 2015 shall be entitled to attend, speak, ask questions and vote at the EGM in respect of the number of shares registered in their name at that time.

(6) Pursuant to Section 133B(1)(b) of the Companies Act, 1963 and subject to any contrary provision in company law, shareholders, holding at least 3% of the Company’s issued share capital representing at least 3% of the voting rights of all shareholders who have a right to vote at the EGM, have the right to table a draft resolution for an item on the agenda, of the EGM. Further information in relation to shareholders’ rights can be obtained from the CRH website, www.crh.com.

(7) Pursuant to section 134C of the Companies Act 1963, shareholders have a right to ask questions related to items on the EGM agenda and to have such questions answered by the Company subject to any reasonable measures the Company may take to ensure the identification of shareholders. An answer is not required if (a) an answer has already been given on the Company’s website in the form of a “Q&A” or (b) it would interfere unduly with preparation for the meeting or the confidentiality or business interests of the Company or (c) it appears to the Chairman that it is undesirable in the interests of good order of the meeting that the question be answered.

(8) Pursuant to Section 138 of the Companies Act, 1963, where a poll is taken at the EGM, a shareholder, present in person or by proxy, holding more than one share need not cast all his/her votes in the same way.

(9) During the meeting, shareholders (or their duly appointed proxies) may not use cameras, smart phones or other audio, video or electronic recording devices, unless expressly authorised by the Chairman of the meeting. This prohibition shall not apply to equipment being used by the Company for the purpose of projecting the meeting onto screens during the course of the meeting or photographs taken by accredited press photographers admitted to the meeting.

(10) A copy of this Notice and copies of documentation relating to the EGM, including proxy forms, are available on the CRH website, www.crh.com. To access these documents, select EGM under “Equity Investors” in the Investors section of the website.

Exhibit 1.2

CRH plc Form of Proxy for the Extraordinary General Meeting to be held on 19th March 2015

Please indicate with an “X” in the boxes below how you wish your votes to be cast. (See notes overleaf)

The Resolution to be voted on is set out in detail in the Notice of the Meeting and Circular to Shareholders.

	For	Against	Vote Withheld See note 3
1. Approval of the proposed acquisition of certain assets being disposed of by Lafarge S.A. and Holcim Ltd in advance of their intended merger.

A Shareholder wishing to appoint a proxy by electronic means may do so at any time up to 9.30 a.m. on 17th March 2015 by accessing the Registrar’s website, www.capitashareportal.com and entering CRH plc in the company name field. You will need to register for the shareportal (if you have not done so previously) by clicking on “Registration Section” and following the instructions therein.

CREST members wishing to appoint a proxy electronically should refer to the notes to the Notice of the Extraordinary General Meeting.

CRH plc      Form of Proxy for Extraordinary General Meeting

I/We the undersigned being an Ordinary Shareholder/Shareholders of the Company HEREBY APPOINT the duly appointed Chairman of the Meeting (see note 1) …………………………………………………………………… as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at 9.30 a.m. on 19th March 2015 and at any adjournment thereof. I/We direct my/our proxy to vote on the resolution set out in the Notice convening the Meeting as instructed and in respect of other resolutions that may arise at the Meeting as the proxy thinks fit.

This proxy may be exercised in respect of all/                              (see note 5) shares registered in my/our name(s).

Signed:	Date:

  CRH plc Extraordinary General Meeting

Clyde Court Hotel, Lansdowne Road, Dublin 4, Ireland.

19th March 2015 at 9.30 a.m.

Attendance Form Ordinary Shareholders

Please do not post this section of the form but present

it personally to gain admittance to the meeting

Signature:

Notes on completing proxy form:

1.

If it is desired to appoint another person as proxy the words “the duly appointed Chairman of the Meeting” should be deleted and the name of the proxy, who need not be a Shareholder of the Company, inserted instead. A Shareholder may appoint one or more proxies. If you would like to appoint more than one proxy, please contact the Company’s Registrars, Capita Asset Services, Shareholder solutions (Ireland) (Tel +353 1 553 0050) to receive an additional proxy form. Please note that proxies may be asked to present identification.

2.	A copy of the Notice convening the Extraordinary General Meeting and the accompanying Circular to Shareholders are available on the CRH website, www.crh.com.
3.

Please indicate how you wish your proxy to vote by placing an “x” in the appropriate box. A proxy is required to vote in accordance with any instructions given to him/her. The Vote Withheld option is provided to enable you to abstain if you so wish. It should be noted, however, that it is not a vote in law and will not be counted in the calculation of the proportion of the votes for and against the resolution. Unless otherwise directed, and in respect of any other resolutions moved during the Meeting, the proxy will vote as he/she thinks fit or abstain from voting.

4.

This form of proxy together with the power of attorney or other authority, if any, under which it is signed or a certified copy thereof must be received by the Company’s Registrars, Capita Asset Services, Shareholder solutions (Ireland), at P.O. Box 7117, Dublin 2 (if delivered by post) or at 2 Grand Canal Square, Dublin 2 (if delivered by hand) not later than 9.30 a.m. on 17th March 2015. A proxy may also be appointed electronically as explained overleaf.

5.

If a proxy is not to have the authority to vote all shares registered in the name of the Shareholder, the Shareholder should specify the number of shares which may be voted by the proxy, where indicated overleaf. Where the number of shares is not inserted, a proxy will be deemed to have authority to vote all of the shares registered in the Shareholder’s name.

6.	Where the appointer is a body corporate this form must be under seal or under the hand of a duly authorised officer or attorney.
7.

In joint accounts the names of all joint holders should be stated. However, the vote of the senior shall be accepted to the exclusion of the votes of the other registered holders of the shares and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

8.	The return of a proxy form will not preclude any member from attending the Meeting, speaking, asking questions and voting in person should he/she wish to do so.
9.

During the meeting, Shareholders (or their duly appointed proxies) may not use cameras, smart phones or other audio, video or electronic recording devices, unless expressly authorised by the Chairman of the Meeting. This prohibition shall not apply to equipment being used by the Company for the purpose of projecting the Meeting onto screens during the Meeting or to photographs taken by accredited press photographers admitted to the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company

(Registrant)

Date 23 February, 2015

	By:	/s/ M. Carton
M. Carton
Finance Director